9115 W. Russell Rd., Ste. 110

Las Vegas, Nevada 89148

(702) 851-4200

GBank Financial Holdings Inc.

2025 ANNUAL REPORT

under Rule 14a-3(b) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

For the annual meeting of stockholders on August 1, 2025

[Page intentionally left blank]

GBANK FINANCIAL HOLDINGS INC.

2025 ANNUAL REPORT

[Page intentionally left blank]

PART I

Unless the context otherwise requires, references in this Annual Report to “we,” “us,” “our,” “our Company,” the “Company” or “GBFH” refer to GBank Financial Holdings Inc., a Nevada corporation, and its consolidated subsidiaries as a whole; references to the “Bank” refer to GBank, a wholly-owned subsidiary of the Company. In addition, unless the context otherwise requires, references to “stockholders” are to the holders of outstanding shares of our common stock, par value $0.0001 per share (the “common stock”).

SECTION 1.  BUSINESS

General

We are a bank holding company that conducts business through its wholly owned subsidiary, GBank, collectively referred to as “our,” “us,” or “we.” GBank is a Nevada state-chartered bank, with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). Founded in 2007, we operate two full-service commercial branches in Las Vegas, Nevada, with primary lending activities focused on its National Small Business Administration (“SBA”) business and on engaging clients in Nevada, California, Utah, and Arizona within its Commercial Banking business. We have key businesses in three prominent products: Government Guaranteed Lending, Gaming FinTech, and Commercial Banking.

As the result of a reorganization approved by stockholders in 2017, GBank became our wholly owned subsidiary. GBank’s deposits are insured up to the applicable limits by the FDIC. Our administrative headquarters is located at 9115 West Russell Road, Suite 110, Las Vegas, Nevada 89148.

GBank provides general commercial banking services with an emphasis on serving the needs of small- and medium-sized businesses, high net worth individuals, professionals, and investors. GBank offers a full complement of consumer deposit products and is focused on delivering a premium level of service. GBank is committed to fulfilling our responsibilities under the Community Reinvestment Act in assessing and attempting to meet the credit needs of all members of the communities it serves.

We derive our revenue from interest on loans, interest on investments, various fees and service charges, loan servicing, and gains on loan sales at GBank level. GBank offers a full range of deposit and loan products for businesses including remote deposit capture, online banking, commercial real estate loans, commercial lines of credit, and government guaranteed loans. The products offered by GBank are highly commoditized. However, GBank focuses on delivering their products with a premium level of service from what we believe to be the highest quality team members in the industry. Although GBank’s products are competitively priced, GBank does not claim to have the least expensive products. Examples of the high value service offered by GBank are: (i) loan decisions within days of an initial request that includes the applicable information to evaluate, and (ii) house calls by GBank’s business bankers to open deposit accounts at our clients’ offices, without requiring the client to come into the business banking center. This level of service is more costly to deliver and thus GBank may not always be the low-cost provider, however, we believe that GBank provides this level of service that will allow for a higher level of revenue and significantly better margins than industry averages.

Our Management evaluates our services on an ongoing basis and will add or delete services based upon the needs of our customers, competitive factors, and our financial and other capabilities. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.

We had 169 full-time equivalent employees as of December 31, 2024, the majority of which are employed by GBank.

As of December 31, 2024, we had total assets of $1.122 billion of which $815.9 million were loans. We also had $935.1 million in deposits. GBank’s Tier 1 Capital Leverage Ratio was 12.90% as of December 31, 2024.

We have experienced tremendous success for the past five years. Fueled by strong relationships with business owners, organizational leaders, and professionals in our primary markets, we grew net income by 296% to $18.6 million in 2024, up from $4.7 million in 2018. Further, we grew total assets by 371% to $1.122 billion as of December 31, 2024, up from $238.4 million as of December 31, 2018.

1

Our secret to long-term success and consistent double-digit growth is simple: our fostering of strong banking relationships. The best indicators of growing relationships are demand deposits and business accounts. From the five-year period beginning at year-end 2018 and through the end of 2023, our total deposits grew 367% to $935.1 million. As of December 31, 2024, noninterest-bearing demand deposits represented 26% of total deposits at GBank, which is much higher than the industry average. These results were achieved through an intentional focus on relationship banking aimed at partnering with the market’s highest caliber businesses, investors, and professionals.

Developing strong banking relationships has resulted in new opportunities for high-quality loans. Customers who have business credit needs contact us as lending needs arise. In 2024, growing the loan portfolio with an acceptable risk profile remained our greatest opportunity to improve earnings. For the year ending December 31, 2024, net loans (inclusive of loan loss reserves and loans held for sale) grew by 24% to $839.5 million.

We have recruited and pride ourselves on an exceptional team of business bankers and relationship managers that recognize the value of demand deposits and loans and remain dedicated to growing each of those components. Our strong financial performance is due to the superior effort and skill demonstrated by our team of dedicated professionals on a daily basis.

Our focus remains relentlessly aimed at increasing intrinsic value. Increases to our intrinsic value are driven by our ability to earn a high return on equity (“ROAE”), retain those earnings, and reinvest them into the business at a high ROAE. Our ROAE for the fourth quarter of 2024 of 15.13% placed us in the top 10 percentile compared to all publicly traded banks in the U.S. with assets under $1.0 billion (Source: S&P Global). Attributes that will help in our goal of creating additional intrinsic value include: (i) our strong board of directors complimented with GBank’s board of directors; (ii) our experienced executive management team; (iii) our expertise in profitable niche businesses; and (iv) growing and prosperous market areas.

The foundation of our continued success is our people and our culture. We define our culture with a Vision, Purpose, Values, and Goals.

Our Vision: We believe we are the best community business bank and SBA lender in the United States. We deliver on this vision as a result of the highest quality people and service. Business owners, organizational leaders, and professionals desire us and our services because of our reputation.

Our Purpose: To provide a catalyst for growth and prosperity for our business clients and community markets.

Our Values: Positive Attitude, Integrity, Empowerment, Excellence, Respect, and Accountability.

Our Long-Term Goals: $2 billion in assets by the end of 2027. Consistently earn an after-tax ROAA of 1.80% and after-tax ROAE of greater than 15%.

In 2024, we achieved very strong ROAA and ROAE ratios compared to most banks of similar size. However, we recognize that we still have work to do in order to achieve our long-term targets. The good news for our stockholders is that our team is very focused on making those goals a reality.

As of December 31, 2024, we had total assets of $1.122 billion comprised primarily of $839.5 million of loans (net of loan loss reserves and including loans held for sale). We also had $935.1 million in interest-bearing and noninterest-bearing deposits. GBank’s Tier 1 Capital Leverage Ratio was 12.90% as of December 31, 2024. Net income was $18.6 million for the year ended December 31, 2024, resulting in an ROAA and ROAE of 1.85% and 16.14%, respectively.

GBank operates two full-service commercial branches in Las Vegas, Nevada, with primary lending activities focused on engaging clients in Nevada, California, Utah, and Arizona. The basis for this approach is that we are extremely knowledgeable of the local economies, local real estate values, and local clients. In addition, through GBank, we have key businesses in three prominent products: Government Guaranteed Lending, Gaming FinTech, and commercial banking. See sections “Lending Risk Management and Government Guaranteed Lending,” “GBank Gaming/FinTech Products,” and “Credit Cards” below for additional information.

2

Lending Risk Management and Government Guaranteed Lending

As part of ongoing initiatives to improve performance through strategic business lines that promote generation of non-interest revenue, GBank began issuing government guaranteed loans in May 2015. GBank’s first SBA 7(a) loan closed in June 2015. GBank received its designation as a lender under the SBA Preferred Lender Program (“PLP”) in October 2015. GBank’s government guaranteed lending program subsequently originated total loan commitments of over $25 million during 2015. Significant cumulative government guaranteed origination volume, and the dates accomplished, include:

Cumulative Loan Origination Amounts	Date Accomplished
$25 million	December 2015
$100 million	May 2017
$250 million	August 2018
$500 million	June 2020
$1 billion	June 2022
$1.75 billion	June 2024

As we continue to increase our growth opportunities within all of the business banking services, we have determined the appropriate need to expand GBank to include service areas to include all of the States of Nevada, California, Utah, and Arizona, and to expanded GBank’s SBA Lending business to include all of the United States. Growth within these geographic areas will be supported through GBank’s investment in personnel, systems, and key expansions through the development of Loan Production Offices.

Moreover, GBank will continue to expand its national business lines for government guaranteed lending, and will focus on building knowledge, experience, and underwriting expertise within certain industry and collateral types. The government guaranteed products have experienced success through the focus on the national business line for the Hospitality Industry.

Risks within GBank’s Government Guaranteed Lending products are managed within an established comprehensive framework. Our board of directors adopted appropriate policy thresholds and sub limits to manage our concentration exposures. Regulatory Commercial Real Estate (“CRE”) limits, which include Non-Owner Occupied CRE, Multifamily and Acquisition, Development & Construction (“ADC”) loans outstanding, have been set to 375% of Unimpaired Capital and Surplus (“UCS”) and a sublimit for ADC loans outstanding has been established at 100% of Bank UCS. Other loan concentration thresholds established include:

Loan Product	Outstandings as % of Bank UCS
Owner Occupied CRE	400%
Regulatory CRE	375%
Commercial & Industrial	250%
1-4 Residential (loans only)	200%
Total RE Loans (all product types)	580%
Out-of-Territory[1]	250%
SBA/USDA Unguaranteed	250%
Unguaranteed by NAICS[2]	250%

1 - Includes conventional commercial loans (not including SBA 7(a) or USDA loans) outside of the states of Nevada, California, Arizona, and Utah.

2 - North American Industry Classification System; Note: Concentration limits are net of SBA and/or USDA guaranteed portions, when applicable.

3

The following summary data, as of December 31, 2024, reflects loan portfolio concentration levels in comparison to related policy limits:

Loan Concentration Category	Loan Balance (dollars in thousands)	Percent of Bank UCS	Policy Maximum
Owner Occupied CRE	$48,579	54%	400%
Regulatory CRE	$468,065	331%	375%
Commercial & Industrial	$60,691	41%	250%
1-4 Residential (loans only)	$10,173	7%	200%
Total RE Loans (all product types)	$556,816	379%	580%
Out-of-Territory	$89,138	61%	250%
SBA/USDA Unguaranteed	$308,371	210%	250%
Unguaranteed by NAICS - Hospitality	$384,221	270%	250%
Pari Passu	$96,204	66%	100%
Credit Card	$1,797	1%	65%

GBank focuses its non-government guaranteed lending efforts within its defined strategic area of Nevada, Arizona, California and Utah. The basis for this approach is that our Board, GBank’s Board and Management are highly knowledgeable of the local economy, local real estate values, and local borrowers. As GBank’s policies are applied to our lending efforts, a loan is considered to be local if the collateral is in the designated geographical area or the borrower is a local business or individual.

It is noted that we have extensive lending experience within our key industries as well as strong geographic knowledge for the States of Nevada, Arizona, California, and Utah. The origination of loans outside of our immediate geographic area is intended to provide for diversification of the loan portfolio, which we believe to be a tenet of safe and sound banking practices.

As to these national lending opportunities, GBank may have less direct onsite knowledge. Specifically, we consider loans outside of the geographic areas to potentially carry additional risk and, as such, provide a comprehensive out-of-territory lending report to our board of directors no less than semi-annually.

Prior to approving an out-of-territory loan, each loan is subjected to the same underwriting standards as used for any similar local loan. In addition, the loan officer proposing the loan will perform a preliminary assessment of the general economic conditions where the collateral or borrower is located. This assessment is informal and is to be used as a basis for decisions to accept a loan for underwriting. During the underwriting phase, a more formal assessment is made and is typically contained in the collateral appraisal reports. Loans will also be evaluated for eligibility in the government guaranteed programs offered by the SBA and U.S. Department of Agriculture (“USDA”). Preference is given to these loans since the sale of the guaranteed portions generates significant profitability as well as serves as an effective risk mitigant for us. Management monitor the local economies where the out-of-territory collateral or borrower is located.

As of December 31, 2024, GBank had, inclusive of its national Government Guaranteed Lending and Commercial Banking business lines, loan assets with borrowers or collateral in a total of 40 states. The top three states by level of exposure, as measured by total loan commitments, are as follows:

State	Total Loan Commitments (000’s)	Percent of Total Loan Commitments	Percent of Bank UCS
Nevada	$220,595	24%	150%
North Carolina	132,314	15%	90%
Illinois	66,296	7%	45%

4

Concentration risk management also incorporates a review of loan exposures to any single industry as aggregated by NAICS subsectors. Total aggregate exposure, as measured by current loan balances to any NAICS subsector and net of government guaranteed balances, are limited by policy to 250% of Bank UCS. As of December 31, 2024, GBank’s largest NAICS Subsector exposure was within the Hospitality (Hotel/Motel) industry at approximately $384.2 million or 270% of Bank UCS and the second largest exposure was within the Real Estate Rental and Leasing industry at approximately $98.7 million or 68% of Bank UCS.

GBank monitors all loan concentrations on at least a quarterly basis. GBank has utilized enhanced risk management from our inception and will continue to do so. Our risk management framework is designed to effectively identify, monitor, and control our loan concentration risks. GBank believes that an effective risk management process includes the following key elements:

•	Board & Executive Management Team oversight
•	portfolio management
•	market analysis
•	credit underwriting
•	management information systems
•	credit risk review
•	portfolio stress testing
•	industry specific risk flag monitoring

GBank performs stress testing, no less than annually, for all of its real estate loan portfolio. The purpose of GBank’s portfolio stress testing is to ensure that inherent risks are mitigated through adequate capital planning and ACL methodology. With GBank’s real estate stress testing methodology, four variables are shocked and reviewed for potential impact on our overall risk position. These four variables include:

•	Loan-to-value
•	Debt service coverage ratio
•	Capitalization rates (as applicable)
•	Net operating income (as applicable)

The results from these stressed variables are then analyzed to determine the effect on GBank’s earnings, capital ratios, and asset quality metrics. The complete results and underlying assumptions from the real estate stress test are reviewed in detail and approved by GBank’s board of directors.

Commitment to this risk management strategy is reflected throughout GBank’s loan policies. Our board of directors along with GBank’s board of directors along with the Executive Management Team believe that maintaining this process will assist in our goal of having an enhanced risk management program in place that grows in sophistication and effectiveness as the loan portfolio grows.

Most importantly, capital adequacy is measured on a continual basis and is commensurate with the level and nature of risks reflected within GBank’s loan portfolio, including applicable loan concentrations. GBank has created policies and a risk management framework which ensure that sufficient capital and adequate ACL reserves to buffer against unexpected losses will always be in place.

GBank Gaming/Fintech Operations

Prepaid Debit Cards

On April 14, 2015, the Bank entered into a Sponsorship and Program Management Agreement Bankcard Services, LLC (“BCS”), which agreement was subject to several amendments, then Amended and Restated on June 23, 2022 and replaced in full with that certain Second Amended and Restated Sponsorship Agreement on May 17, 2023 along with a First Amendment effective as of June 1, 2023 and Second Amendment effective March 1, 2025 (collectively, the “Sponsorship Agreement”). The Sponsorship Agreement enables the Bank to serve as the issuing bank for Visa, MasterCard, or Discover Network Prepaid Debit Cards (“PDC”) to fund digital apps and consumer retail activities. An issued PDC permits cardholders to move funds electronically to and from digital app providers. In connection with these activities, the Bank and BCS contracted with Sightline Interactive LLC’s Loyalty Card Plus™ Program and have entered several key contractual arrangements with Discover, Mastercard and Visa (the Network Providers), BCS/Sightline (the Program Managers), i2c (the Issuing Processor), and Worldpay (formerly Vantiv, the Merchant Acquirer).

5

Electronic Prepaid Access Programs

BCS is in the business of providing program manager services for its electronic prepaid access programs (the “BCS Services”) offered through banks in the United States, including the Bank. BCS offers Pooled Player Account™ and Pooled Consumer Account™ prepaid access programs (collectively, the “Prepaid Programs”) to gaming and consumer digital wallet/app providers under the terms and conditions of the Sponsorship Agreement and its ongoing relationship with the Bank. The Prepaid Programs provide consumer protection to the operator’s users. A user opens a subledger deposit account with the Bank through the operator’s app and offers full consumer protection that includes, among others, the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) Regulation E, bankruptcy, and FDIC insurance. The ledger accounts are reconciled, settled, and distributed by the Bank and a digital representation of the account holder’s balance is maintained on the operator’s wallet/user application.

For the Prepaid Programs and being granted the rights provided for in the Sponsorship Agreement, the Bank acts as the sponsor, maintaining full oversight and control over those programs. The Prepaid Programs include the BCS Services which grant the Bank use and access to BCS’ proprietary Player and Consumer Information Management System (“PIMS/CIMS™”). Without the Sponsorship Agreement, the Bank’s ability to offer and/or participate in products like the Prepaid Programs would require the Company to incur significant start-up and ongoing costs and expenses. The Prepaid Programs are offered, managed and operated in accordance with the terms of the Sponsorship Agreement, including obtaining all of the BCS Services.

The Bank’s Gaming FinTech activities are reliant upon its Sponsorship Agreement to receive the BCS Services as discussed above. Four (4) directors of the Company (Messrs. Edward and Todd Nigro, Finley and Sklar) as well as three (3) directors of the Bank (Messrs. Herbst and Nelson and Ms. Lowe) have an ownership interest in BCS along with certain of the Company’s shareholders. The Executive Chairman of the Company and the Bank along with certain directors of the Company and the Bank have extensive experience in licensed gaming operator entities. The Sponsorship Agreement, as well as all prior amendment, restatements, modifications, and addendums, has been approved by the Gaming/Fintech Committee. The directors of the Company and the Bank do not serve on this Committee, but rather is comprised entirely of members that do not have an ownership in BCS. The Gaming/Fintech Committee determines whether the terms and conditions of any agreements, including any transactions with BCS, are fair and reasonable to the Bank. Additionally, the Gaming FinTech Committee provides ongoing monitoring of Gaming FinTech activities to ensure compliance with all relevant laws and regulations.

Credit Cards

GBank launched its Visa Signature® Card during the second quarter of 2023. The Bank, through its eight years of experience in issuing over one million Play Plus General Purpose Reloadable Prepaid Cards for funding digital gaming wallet/apps, recognized a significant customer impact when several major credit cards changed the merchant code for funding these GPR prepaid cards and gaming wallet/apps to a “Gaming Transaction” code. Prepaid cards and consumer wallet/app funding sources include “ACH”, non-Bank payments entities (PayPal, Venmo, etc.), cash, prepaid cards, and credit cards, among other sources. The Bank was in a unique position to recognize the consumer benefit to authorizing the GBank Signature Card Gaming Merchant Code and the additional consumer protections provided by credit card regulations.

Additionally, the consumer’s digital gaming wallet/app funding activity is not typically eligible for cash-back or other credit card usage rewards. GBank’s Visa Signature® Card is unique in that it provides a fast, reliable, and rewarding payment method for this customer by providing 1% cash rewards on funding digital gaming wallet/apps and 2% cash reward on all other purchases. The Bank is uniquely positioned in this space as the Bank’s existing prepaid card grogram customers serve as a strong, low-cost customer base for promoting the Bank’s credit card products.

6

Employees

As of December 31, 2024, the Company had one (1) employee, our Executive Chairman, Mr. Nigro and GBank had 168 full-time employees and one part-time employee. The majority of the services provided to the Company are from employees of GBank. Effective January 1, 2018, the Company and Bank entered into a Service Advisory Agreement (the “Advisory Agreement”) whereby GBank provides advisory and operational services in general management, accounting, taxation, finance, administration, and risk management to the Company. Under the terms of the Advisory Agreement and for services provided therein, the Company pays GBank $10 thousand per month. The Advisory Agreement further specifies that the Company will pay GBank separately for costs associated with any special projects completed by GBank for the Company. These projects may include outside services performed by independent Certified Public Accountants in connection with annual audits, tax returns and other specific services performed for the benefit of the Company; and other projects, involving third party consultants, contractors or vendors specifically performed within the scope of this agreement, which are for the benefit of the Company.

Government Regulation

We are subject to extensive regulation in connection with our activities and operations. The framework under which we are supervised and examined is complex. This framework includes federal and state laws, regulations, policy statements, guidance, and other interpretative materials that define the obligations and requirements for financial institutions.

Regulations of banks and their holding companies are subject to continual revision, through legislative changes, regulatory revisions, and the evolving supervisory objectives of federal and state banking agency examiners and supervisory staff. It is not possible to predict the content or timing of changes to the laws and regulations that may impact our business. Any changes to the regulatory framework applicable to us could have a material adverse impact on our operations.

The following discussion is not intended to be a complete description of all the activities regulated by U.S. banking laws and regulations or of the impact of such laws and regulations on us. Rather, it is intended to briefly summarize the legal and regulatory framework in which we operate and describes certain legal requirements that impact our business and operations. The information set forth below is subject to change.

Federal and State Bank Holding Company Regulation

General. We are a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), due to our ownership of and control over GBank. As a bank holding company, we are subject to regulation, supervision, and examination by the Federal Reserve. Further, we (as a bank holding company of GBank) are also subject to regulation, supervision, and examination by the Nevada Financial Institutions Division (“NFID”). In general, the BHCA limits the business of a bank holding company to owning or controlling banks and engaging in or retaining or acquiring shares in a company engaged in, other activities closely related to the business of banking. In addition, we must also file reports with, and provide additional information to, the Federal Reserve.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Non-banks. With some exceptions, the BHCA prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation, or order, have been identified as activities closely related to the business of banking or managing or controlling banks.

7

Transactions with Affiliates. Bank subsidiaries of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in securities, and on the use of securities as collateral for loans to any borrower. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) further extends the definition of an “affiliate” and treats credit exposure arising from derivative transactions, securities lending, and borrowing transactions as covered transactions under the regulations. It also (i) expands the scope of covered transactions required to be collateralized; (ii) requires collateral to be maintained at all times for covered transactions required to be collateralized; and (iii) places limits on acceptable collateral. These regulations and restrictions may limit our ability to obtain funds from GBank for our cash needs, including funds for payments of dividends, interest, and operational expenses.

Tying Arrangements. We are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale, or lease of property, or furnishing of services. For example, with certain exceptions, we may not condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Bank Subsidiaries. Under Federal Reserve policy and the Dodd-Frank Act, we are required to act as a source of financial and managerial strength to GBank. This means that we are required to commit, as necessary, capital and resources to support GBank, including at times when we may not be in a financial position to provide such resources or when it may not be in best interests of us or our stockholders. Any capital loans a bank holding company makes to its bank subsidiaries are subordinate to deposits and to certain other indebtedness of GBank subsidiaries.

State Law Restrictions under Corporate Law. As a Nevada corporation, we are subject to certain limitations and restrictions under applicable Nevada corporate law. For example, Nevada corporate law includes limitations and restrictions relating to indemnification of directors, distributions to stockholders, transactions involving directors, officers, or interested stockholders, maintenance of books, records, and minutes, and observance of certain corporate formalities and certain statutes. See “Nevada State Law Considerations.”

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the “Bank Merger Act,” requires the prior written approval of appropriate federal bank regulatory agencies before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the applicable federal bank regulatory agency from approving any proposed merger transaction that would result in a monopoly or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the applicable federal bank regulatory agency from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the applicable federal bank regulatory agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the applicable federal bank regulatory agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

8

Federal and State Regulation of GBank

General. As a bank holding company, we are subject to the supervision of the Federal Reserve, which is our primary federal regulator. Deposits in GBank are insured by the FDIC. GBank is subject to primary supervision, periodic examination, and regulation of the FDIC and the NFID. These agencies have the authority to prohibit GBank from engaging in what they believe constitute unsafe or unsound banking practices. The federal laws that apply to GBank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds, and the nature and amount of collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards. In addition to federal law and the laws of the State of Nevada, GBank is also subject to the various laws and regulations governing its activities in the State of Nevada as well as other jurisdictions where GBank or affiliates conduct business.

Consumer Protection. GBank is subject to a variety of federal and state consumer protection laws and regulations that govern its relationships and interactions with consumers, including laws and regulations that impose certain disclosure requirements and that govern the manner in which GBank takes deposits, makes and collects loans, and provides other services. In recent years, examination and enforcement by federal and state banking agencies for compliance with consumer protection laws and regulations have increased and become more intense. Failure to comply with these laws and regulations may subject GBank to various penalties, including but not limited to enforcement actions, injunctions, fines, civil monetary penalties, criminal penalties, punitive damages, and the loss of certain contractual rights. GBank has established a comprehensive compliance system to ensure consumer protection.

Community Reinvestment. The Community Reinvestment Act of 1977 (“CRA”) requires that, in connection with examinations of financial institutions within their jurisdictions, federal bank regulators evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A bank’s community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility. In some cases, a bank’s failure to comply with the CRA, or CRA protests filed by interested parties during applicable comment periods, can result in the denial or delay of such transactions. GBank received a “satisfactory” rating in its most recent CRA examination dated as of March 28, 2022. Future changes in the evaluation process or requirements under CRA could impact GBank’s costs of compliance and rating.

Insider Credit Transactions. Banks are subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders, and their related interests. These extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) and follow credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with persons not related to the lending bank; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, regulatory enforcement actions, and other regulatory sanctions. The Dodd-Frank Act and federal regulations place additional restrictions on loans to insiders and generally prohibit loans to senior officers other than for certain specified purposes.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by GBank’s federal supervisory agency; (ii) as discussed above, places restraints on lending by a bank to its executive officers, directors, principal stockholders, and their related interests; and (iii) generally prohibits management personnel of a bank from serving as directors or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Certain non-capital safety and soundness standards are also imposed upon banks. These standards cover, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings, and stock valuation. In addition, each insured depository institution must implement a comprehensive written information security program that includes administrative, technical, and physical safeguards appropriate to the institution’s size and complexity and the nature and scope of its activities. The information security program must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer, and ensure the proper disposal of customer and consumer information. An institution that fails to meet these standards may be required to submit a compliance plan, or be subject to regulatory sanctions, including restrictions on growth. GBank has established comprehensive policies and risk management procedures to ensure the safety and soundness of GBank.

9

SECTION 2.  MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock Market Prices

Our shares have been traded on the Nasdaq Capital Market since April 30, 2025 under the symbol “GBFH.” Prior to that date, our shares were quoted on the OTCQX Market.

Holders of Record

As of June 13, 2025, there were 14,042,011 shares of voting common stock issued and outstanding and 1,224 stockholders of record of our common stock and 231,508 shares of non-voting common stock issued and outstanding. As of June 13, 2025, the closing price for our common stock as reported by the Nasdaq Capital Market was $35.39 per share.

Dividends

We have not declared or paid any dividends on our common stock in the past. Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

SECTION 3.  SELECTED FINANCIAL DATA

The following tables summarize our historical financial data as of and for the periods indicated. We derived the summary statement of operations data for the years ended December 31, 2024 and 2023, set forth below from our audited financial statements contained elsewhere in this Annual Report. You should read this data together with our financial statements and related notes included elsewhere in this Annual Report and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this Annual Report and are qualified in their entirety by those financial statements and related notes. Our historical results are not necessarily indicative of our future results.

10

In the table below, amounts are rounded to nearest thousands, except share and per share amounts.

	For the years ended December 31,
($'s in 000, except per share data)	2024	2023
Selected Financial Condition Data
Total Assets	$1,122,364	$918,380
Cash and Equivalents	124,122	97,933
Securities Available For Sale, at Fair Value	65,609	2,660
Securities Held to Maturity	40,569	97,719
Loans, Net of Allowance for Credit Losses	806,844	585,058
Deposits	935,080	745,700
Stockholders' Equity	140,700	98,427

Selected Operating Data
Interest Income	$75,229	$51,283
Interest Expense	29,029	13,188
Net Interest Income	46,200	38,095
Provision for Credit Losses	2,243	1,092
Net Interest Income After Provision for Credit Losses	43,957	37,003
Non-interest Income	16,185	7,679
Non-interest Expense	36,232	31,156
Income Before Taxes	23,910	13,526
Income Tax Expense	5,274	2,606
Net Income	$18,636	$10,920

Per Share Data
Shares Outstanding - End of Period	14,252,435	12,746,649
Earnings Per Common Share - Basic	$1.41	$0.86
Earning Per Common Share - Diluted	1.39	0.84
Cash Dividends Per Share	-	-
Book Value Per Share	9.87	7.72

Performance Ratios
Return on Average Assets	1.85%	1.51%
Return on Average Equity	16.14%	11.78%
Interest Rate Spread	3.34%	3.96%
Net Interest Margin	4.79%	5.55%
Noninterest Expenses to Average Assets	3.60%	4.31%
Efficiency Ratio	58.08%	68.07%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	148.12%	182.52%
Average Equity to Average Assets	11.48%	12.82%

Capital Ratios
Common Equity to Assets	12.5%	10.7%
Tier 1 Leverage Ratio - Bank	12.90%	14.06%
Average Assets	$1,005,749	$722,874
Average Equity	115,491	92,697

Asset Quality Ratios
Allowance for Credit Losses as a Percentage of Gross Loans	1.12%	1.20%
Allowance for Credit Losses as a Percentage of Non-Performing Loans	64.3%	112.4%
Allowance for Credit Losses as a Percentage of Non-Accrual Loans	64.5%	263.7%
Non-Accrual Loans as a Percentage of Gross Loans	1.73%	0.45%
Net Charge-Offs (Recoveries) to Average Outstanding Loans	0.02%	0.15%
Non-Performing Loans as a Percentage of Gross Loans	1.74%	1.06%
Non-Performing Loans as a Percentage of Total Assets	1.26%	0.69%
Non-Performing Assets as a Percentage of Total Assets	1.26%	0.69%

Other
Number of Full-Service Branch Offices	2	2
Number of Full-Time Equivalent Employees	169	163

11

SECTION 4.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements, the related notes, and the other financial information included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report. See also “Cautionary Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “consider,” “should,” “plan,” “estimate,” “predict,” “continue,” “probable,” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of the Company and the Bank, and the Company’s strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that are difficult to predict and are generally beyond our control and that may cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from those results expressed or implied include those factors listed under the heading “Risk Factors” in the Company’s prospectus dated April 24, 2025, filed by the Company with the SEC on April 25, 2025, pursuant to Rule 424(b) under the Securities Act of 1933, as amended (File No. 333-285750) and in this Annual Report. In addition, these factors include but are not limited to:

•	a failure to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

•	changes in loan demand and declines in real estate values in the Company’s market area, which may adversely affect our loan production;

•	borrower and depositor concentrations (e.g., by geographic area and by industry);

•	the interest rate policies of the Federal Reserve and other regulatory bodies;

•

general economic conditions, including unemployment rates, and potential recessionary and inflationary indicators, either nationally or locally, including the related effects on our borrowers and other clients, such as adverse changes to credit quality, and on our financial condition and results of operations;

•	an unanticipated loss of key personnel or existing clients, or an inability to attract key employees;

•

system failures or cybersecurity breaches of our information technology infrastructure and/or confidential information or those of the Company’s third-party service providers or those of our non-bank financial service clients for which we provide global payments infrastructure;

•

failure to maintain current technologies or technological changes and enhancements that may be more difficult or expensive to implement than anticipated, and failure to successfully implement future information technology enhancements;

•

emerging issues related to the development and use of artificial intelligence that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business or clients;

•

the timely and efficient development of new products and services offered by the Company, as well as risks (including reputational and litigation) attendant thereto, and the perceived overall value and acceptance of these products and services by clients;

12

•	the successful implementation or consummation of new business initiatives, which may be more difficult or expensive than anticipated;

•	an unexpected adverse financial, regulatory, legal or bankruptcy event experienced by our financial service clients;

•	unexpected increases in our expenses;

•	changes in liquidity, including funding sources, deposit flows and the size and composition of our deposit portfolio, and the percentage of uninsured deposits in the portfolio;

•	an unexpected deterioration in the performance of our loan or securities portfolios and our inability to absorb the amount of actual losses inherent in the portfolio

•	difficulties associated with achieving or predicting expected future financial results;

•	different than anticipated growth and our ability to manage our growth;

•	increases in competitive pressures among financial institutions or from non-financial institutions which may result in unanticipated changes in our loan or deposit rates;

•	unexpected adverse impact of future acquisitions or divestitures;

•

impacts related to or resulting from regional and community bank failures and stresses to regional banks, or conditions in the securities markets or the banking industry being less favorable than currently anticipated;

•	changes in accounting principles, policies or guidelines may cause the Company’s financial condition or results of operation to be reported or perceived differently;

•

legislative, tax or regulatory changes or actions, including changes and the potential for changes to regulatory policy and the promulgation of new laws and regulations may adversely affect the Company’s business;

•	unanticipated increases in FDIC insurance premiums or future assessments;

•

the costs, including the possible incurrence of fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results; and

•

the current or the potential impact on the Company’s operations, financial condition, and clients resulting from natural or man-made disasters, climate change, wars, military conflict, acts of terrorism, other geopolitical events, cyberattacks, and global pandemics, or localized epidemics.

The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions made, or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect conditions only as of the date of this filing. Forward-looking statements speak only as of the date of this document. The Company undertakes no obligation (and expressly disclaims any obligation) to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as may be required by law.

13

Executive Summary

The Company generates the majority of its revenue through net interest income, calculated as the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the net interest margin, which is calculated as net interest income as a percentage of average interest-earning assets. The Company also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, generally the guaranteed portion of SBA and USDA loans. Offsetting these revenue sources are provisions for credit losses, non-interest expenses and income taxes.

The following table presents a summary of the Company's earnings and selected performance ratios:

	Years Ended December 31,
(Dollars in thousands, except per share data)	2024	2023
Net Income	$18,636	$10,920
Diluted Earnings Per Share	$1.39	$0.84
Return on Average Assets	1.85%	1.51%
Return on Average Equity	16.14%	11.78%
Net Interest Margin	4.79%	5.55%
Non-Performing Assets to Total Assets	1.26%	0.69%
Net Charge-Off to Average Loans	0.02%	0.17%

For the years ended December 31, 2024 and 2023, the Company experienced strong balance sheet growth, primarily driven by increases in commercial real estate loans (due to both organic growth and the repurchase of the guaranteed portion of certain SBA loans previously sold) and interest-bearing deposits. The Company also experienced favorable volume and rate-driven increases in net interest income, which was partially offset by higher funding costs.

Financial highlights for the year ended December 31, 2024 are presented below:

•	Net income of $18.6 million and diluted earnings per share of $1.39
•	Net interest margin of 4.79%
•	Loan growth of $223.8 million, or 38%
•	Principal balances of loans sold of $316.4 million, an increase of $172.8 million or 120% compared to principal balances of loans sold of $143.6 million of during the year ended December 31, 2023
•	Gain on sale of loans of $12.1 million, an increase of $6.5 million or 117% compared to $5.6 million of gain on sale of loans for the year ended December 31, 2023
•	On-balance sheet guaranteed loans totaled $231.0 million as of December 31, 2024 compared to $205.0 million at December 31, 2023
•	Non-performing assets of $14.2 million at December 31, 2024, representing 1.26% of total assets compared to $6.3 million of non-performing assets at December 31, 2023

14

Business Strategy

The Company’s primary business strategy is to be a forward-thinking provider of tailored financial solutions designed to create opportunities and meet the needs of our employees, customers, and communities while creating lasting value for our stockholders through the operation of a successful, people-focused institution. GBFH differentiates itself from its competitors by striving to provide Your Best Banking Experience, Ever! ® through personalized service, priority service, availability, and innovative solutions. Highlights of our current business strategy include:

•

Continued focus on growth and enhancement of our government guaranteed lending. Historically, our primary lending focus has been the origination of commercial real estate loans partially guaranteed by the U.S. Small Business Administration. We intend to continue to expand this portfolio of loans by hiring and developing experienced lending personnel to increase our presence not only within our market area, but also nation-wide, while maintaining a high level of asset quality through the utilization of conservative underwriting standards.

•

Targeted expansion of our Gaming FinTech relationships. The Company, in partnership with BankCard Services, LLC (“BCS”), will continue to identify and develop tools and resources necessary to scale and innovate within the payments industry.

•

Maintaining a strong emphasis on the continued development of the Company’s Credit Card portfolio. The Company will continue to market its GBank Visa Signature ® card throughout the local market area and nationwide through marketing referral agreements and other strategic partnerships.

•

Increase core deposits with an emphasis on non-interest bearing deposits. As the main source of funding for lending and investment, the Company is committed to increasing low-cost deposits while minimizing reliance on higher-cost certificates of deposit to facilitate margin expansion. We are dedicated to growing core deposits by utilizing our business development officers and fostering our commercial lending and retail relationships.

•

Recruiting, retaining, and investing in top talent and personnel. During the periods presented, GBank has appointed a Chief Operating Officer and a Chief Risk Officer to its executive management team to support and facilitate the Company's growth. Given our strong capital levels and expansion strategy, we believe we have the ability to continue to opportunistically hire talented individuals and develop top performers to facilitate the future successes of the Company.

Critical Accounting Policies

In preparing the Company’s Consolidated Financial Statements, accounting policies are applied that require significant judgment and estimates, which can materially impact the Company’s financial position and results of operations. The following are the critical accounting policies that have the most significant impact on the Company’s financial statements because they require significant judgments and assumptions about highly complex and inherently uncertain matters. The use of reasonably different estimates and assumptions could have a material impact on our results of operations or financial condition.

For further information about the Company’s accounting policies, see Note 1 to our consolidated financial statements appearing elsewhere in this Annual Report.

Allowance for Credit Losses

The allowance for credit losses reflects management’s best estimate of credit losses over the remaining life of the loan portfolio and is presented as a valuation account deducted from the loan portfolio’s amortized cost basis to present the net amount expected to be collected on the loans.

15

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. GBank has segregated its held-for-investment loan portfolio into segments based on federal call report codes which classify loans based on the primary collateral supporting the loan. The segments are reviewed by management no less than annually to ensure instruments are properly segregated into groups having similar risk characteristics and new segments may be required as the Company offers new loan products.

The Company’s loan portfolio includes certain loans which are partially guaranteed by the U.S. Small Business Administration. The Current Expected Credit Losses (“CECL”) model does not require an entity to measure expected credit losses on an instrument, or pool of instruments, if historical information adjusted for current conditions and reasonable and supportable forecasts result in zero expected credit losses in all scenarios. The guaranteed portion of the loan pools range from 75 percent to 90 percent. For purposes of the assessment of credit losses, Company management ascertains the guaranteed portion of these loans has zero repayment risk due to the full guarantee of the U.S. government.

The Company measures the allowance for credit losses using the average charge-off method and calculates an estimate of expected credit losses based on actual losses incurred during a historic look-back period. The Company has chosen to use the historic losses of similarly insured institutions for each of its loan segments with the exception of commercial real estate loans for which Company management has defined a custom peer group of institutions having a large focus on government guaranteed lending.

To account for the model’s quantitative limitations when estimating credit losses, management also considers certain qualitative adjustments, including considerations of:

•	changes in lending policies, underwriting standards, and collection practices
•	changes in economic and business conditions
•	changes in volume and severity of past due and adversely classified loans, including nonaccrual volume
•	changes in nature, volume, and terms of loans
•	changes in the experience, ability, and depth of lending management and staff
•	changes in underlying collateral values
•	effect of concentrations (loan types) as a percentage of capital
•	changes in the quality of the loan review system
•	effects of other factors (unemployment, loss of benefits, depreciation, loss of net worth, etc.)

GBank considers financial assets on an individual basis when the financial asset has unusual risk characteristics not matching an existing segment and may assign a specific reserve to the financial asset having unusual risk characteristics. The specific reserve component is calculated as the Company's evaluation of credit loss on individually evaluated loans based on the fair value of the collateral less estimated selling costs if collateral dependent or based on the present value of expected future cash flows discounted at the loan's initial effective interest rate if not collateral dependent. The majority of the Company's loans subject to individual evaluation are considered collateral dependent. The Company uses the practical expedient as permitted under ASC 326 to measure individually evaluated loans as collateral dependent and/or when repayment is expected to be provided substantially through the operation or sale of the collateral. Expected credit losses are based on the fair value at the reporting date, adjusted for selling costs as appropriate. For collateral dependent loans, credit loss is measured as the difference between the amortized cost basis in the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

16

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to use the extended transition period for complying with new or revised accounting standards affecting public companies, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Results of Operations - Year Ended December 31, 2024 vs. Year Ended December 31, 2023

Overview

Net income was $18.6 million, or $1.39 per diluted share, for the year ended December 31, 2024 compared to net income of $10.9 million, or $0.84 per diluted share, for the year ended December 31, 2023.

Net interest income increased 21% to $46.2 million for the year ended December 31, 2024, compared to $38.1 million for the year ended December 31, 2023. The positive growth within net interest income was primarily volume driven, as average loans increased to $792.4 million for the year ended December 31, 2024, an increase of $297.4 million or 60% when compared to average loans of $495.0 million for the year ended December 31, 2023.

The provision for credit losses was $2.2 million for the year ended December 31, 2024 compared to $1.1 million for the year ended December 31, 2023. The allowance for credit losses was $9.1 million at December 31, 2024 compared to $7.1 million at December 31, 2023. Additional discussion of the provision for credit losses is included under the heading Provision Expense and Allowance for Credit Losses - Loans.

Noninterest income increased $8.5 million or 110% to $16.2 million for the year ended December 31, 2024, compared to $7.7 million for the year ended December 31, 2023. The increase was primarily attributable to an increase in gain on sale of government guaranteed loans of $6.5 million year-over-year due primary to higher sale volume when comparing 2024 to 2023. Also contributing to the positive increase in noninterest income was a $1.3 million increase in net interchange fees on credit cards, primarily driven by increases in credit cards issued and credit card transaction volume when comparing the year ended December 31, 2024 to the year ended December 31, 2023.

Noninterest expense increased $5.1 million or 16% to $36.2 million for the year ended December 31, 2024, compared to $31.2 million for the same period of 2023. The increase was largely driven by higher salaries and benefits expense resulting from (i) an increase in full-time equivalent employees to 169 on December 31, 2024, compared to 163 for the same period of 2023, (ii) increased bonuses and commissions commensurate with loan origination and sales volume during the year, and (iii) stock compensation expense related to a one-time employee stock grant distributed in November 2024 totaling $367 thousand.

On December 31, 2024, total assets were $1.122 billion, an increase of $204.0 million or 22% compared to total assets of $918.4 million as of December 31, 2023. Balance sheet growth during 2024 was driven by record loan originations within the commercial loan portfolio, with loan growth funded primarily by increases in non-interest bearing demand and savings deposit accounts as well as certificates of deposits.

17

Beginning in the third quarter of 2023, the Company (i) elected to retain $47.5 million of originated guaranteed loans, and (ii) initiated a program whereby GBank repurchased $106.1 million of the guaranteed portions of previously sold SBA loans. This program continued through the end of the first quarter of 2024, during which $44.2 million of the guaranteed portion of previously sold loans was repurchased in the three-month period ending March 31, 2024. The balance of guaranteed loans at December 31, 2024 was $231.0 million, representing 27.2% of gross loans. Comparatively, at December 31, 2023, the Company had $205.0 million of guaranteed loan balances representing 30.0% of gross loans. Please reference the heading “Loans” within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for more information regarding repurchased loans.

Return on average assets for the years ended December 31, 2024 and 2023 was 1.85% and 1.51%, respectively. Return on average equity for the years ended December 31, 2024 and 2023 was 16.14% and 11.78%, respectively.

Net Interest Income and Net Interest Margin

Net interest income is calculated as the excess of interest earned from the Company’s interest-bearing assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, like deposits and borrowed funds. Net interest income represents the core earnings of the Company’s primary activities of lending and investing, less the costs of obtaining funds.

Net interest margin is expressed as net interest income as a percentage of average earning assets and reflects the Company's ability to generate income from its interest-earning assets relative to the costs of funding those assets. Net interest income is affected by changes in interest rates, as well as composition and volume fluctuations in the average balances of interest-earning assets and interest-bearing liabilities.

18

Average balances, interest income or expense, and the interest yield or rate for the Company’s interest-sensitive assets and liabilities are presented in the table below. Average balances are calculated on a daily basis. The Company had no tax equivalent adjustments for the years ended December 31, 2024 or 2023.

	For the Years Ended
	December 31, 2024			December 31, 2023
	Average		Yield/	Average		Yield/
(Dollars in thousands)	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS:
Interest Bearing Deposits With Banks	$81,479	$4,604	5.65%	$81,594	$4,448	5.45%
Investment Securities:
Taxable	85,799	3,983	4.64%	106,684	4,435	4.16%
Loans, Net (1)	792,360	66,267	8.36%	495,042	42,143	8.51%
Federal Home Loan Bank Stock	4,234	375	8.86%	2,824	257	9.10%
Total Earning Assets	963,872	75,229	7.80%	686,144	51,283	7.47%

Cash and Due From Banks	6,043			6,051
Other Assets	35,834			30,679
Total Assets	$1,005,749			$722,874

LIABILITIES & SHAREHOLDERS' EQUITY:
Deposits:
Interest-bearing Demand	$65,776	$1,594	2.42%	$72,252	$1,561	2.16%
Money Market and Savings	224,037	8,797	3.93%	147,703	4,523	3.06%
Certificates of Deposit	332,816	17,383	5.22%	123,838	5,623	4.54%
Total Interest-Bearing Deposits	622,629	27,774	4.46%	343,793	11,707	3.41%

Short-Term Borrowings	2,046	113	5.52%	6,166	339	5.50%
Subordinated Debentures	26,049	1,142	4.38%	25,974	1,142	4.40%
Total Interest-Bearing Liabilities	650,724	29,029	4.46%	375,933	13,188	3.51%

Noninterest-bearing Deposits	219,395			239,358
Other Liabilities	20,139			14,886
Shareholders' Equity	115,491			92,697
Total Liabilities & Shareholders' Equity	$1,005,749			$722,874

Net Interest Income		$46,200			$38,095

Total Yield on Earning Assets			7.80%			7.47%
Cost on Interest-Bearing Liabilities			4.46%			3.51%
Average Interest Spread			3.34%			3.96%
Net Interest Margin			4.79%			5.55%

(1)	Balances of non-accrual loans of $14.1 million at December 31, 2024 and $2.7 million at December 31, 2023 are included in the average loan balances for each year, respectively.

19

Net interest income increased $8.1 million or 21% to $46.2 million for the year ended December 31, 2024, compared to $38.1 million for the year ended December 31, 2023.

Interest income increased $24.0 million as the result of a $277.7 million increase in average interest-earning assets over the twelve month period ending December 31, 2024 as well as higher yields on interest bearing deposits with banks and investment securities. This increase was partially offset by lower loan yields driven by both (i) yield reductions on adjustable-rate loans, securities, and other liquid assets driven by three federal funds rate decreases totaling 100 basis points initiated by the Federal Open Market Committee (“FOMC”) during the second half of 2024, and (ii) certain non-recurring interest income adjustments relating to nonaccrual loans totaling $463 thousand during 2024.

Investment yields were 4.64% for the year ended December 31, 2024, compared to 4.16% for the year ended December 31, 2023. The increase in investment yield when comparing 2024 to 2023 was the result of the purchase of $66.0 million of investment securities during the previous twelve months to replace certain lower-yielding U.S. Treasury securities that matured during the year ended December 31, 2024.

Net interest income was also impacted by an increase in interest expense from $13.2 million for the year ended December 31, 2023 to $29.0 million for the year ended December 31, 2024. The increase in interest expense was driven by both higher funding costs to maintain competitive pricing, and growth in average interest-bearing liabilities to fund interest-earning asset growth.

For the year ended December 31, 2024, GBFH’s net interest margin was 4.79% versus 5.55% for the year ended December 31, 2023. The decrease in net interest margin was primarily due to increased interest expense driven by both volume and rate increases on interest bearing liabilities utilized to fund asset growth, which more than offset favorable volume-driven increases in interest income during the year ended December 31, 2024.

20

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to volume.

	Years Ended
	December 31, 2024 vs. December 31, 2023
	Increase (Decrease)
(Dollars in thousands)	Volume	Rate	Net
INTEREST INCOME:
Interest Bearing Deposits With Banks	$(6)	$162	$156
Investment Securities:
Taxable	(868)	416	(452)
Loans, Net	25,311	(1,187)	24,124
Federal Home Loan Bank Stock	128	(10)	118
Total Interest Income	24,565	(619)	23,946

INTEREST EXPENSE:
Interest Bearing Deposits:
Interest-bearing Demand	(140)	173	33
Money Market and Savings	2,338	1,936	4,274
Certificates of Deposit	9,489	2,271	11,760
Total Interest-Bearing Deposits	11,687	4,380	16,067

Short-Term Borrowings	112	(338)	(226)
Subordinated Debentures	3	(3)	-
Total Interest Expense	11,802	4,039	15,841

NET INTEREST INCOME	$12,763	$(4,658)	$8,105

Provision Expense and Allowance for Credit Losses - Loans

For the year ended December 31, 2024, the Company recorded a $2.2 million provision for credit losses related to loans, compared to $1.1 million for the year ended December 31, 2023. The allowance for credit losses was $9.1 million at December 31, 2024, compared to $7.1 million at December 31, 2023. The allowance for credit losses to total net loans was 1.12% at December 31, 2024, compared to 1.20% at December 31, 2023.

Net charge-offs of $164 thousand were recorded during the twelve months ended December 31, 2024, compared to $864 thousand for the same period of 2023. The net charge-offs recorded during 2024 were comprised of $132 thousand of charge-offs related to one commercial real estate - non-owner occupied loan relationship as well as $108 thousand of credit card charge-offs. These charge-offs were partially offset by $76 thousand of recoveries attributable to one commercial real estate - non-owner occupied loan. The net charge-offs recorded during 2023 were related to three loan relationships comprised of two commercial real estate - non-owner occupied loans and two commercial and industrial loans.

21

A summary of the ratio of net charge-offs (recoveries) to total average gross loans outstanding is presented in the table below.

(Dollars in thousands)	Net charge-offs (Recoveries)	Average Gross Loans Outstanding (1)	Ratio of Net Charge-offs (Recoveries) to Total Average Loans Outstanding
Year Ended December 31, 2024
Commercial and industrial	$-	$53,830	-%
Commercial real estate - non-owner occupied	56	544,150	0.010
Commercial real estate - owner occupied	-	161,600	-
Construction and land development	-	1,113	-
Multifamily	-	17,347	-
Single Family Sr. Lien	-	8,177	-
Single Family Jr. Lien	-	3,206	-
Single Family HELOC	-	674	-
Consumer	108	1,037	10.415
Total	$164	$791,134	0.021%

Year Ended December 31, 2023
Commercial and industrial	$199	$33,548	0.593%
Commercial real estate - non-owner occupied	665	337,900	0.197
Commercial real estate - owner occupied	-	96,756	-
Construction and land development	-	541	-
Multifamily	-	17,048	-
Single Family Sr. Lien	-	8,246	-
Single Family Jr. Lien	-	3,219	-
Single Family HELOC	-	407	-
Consumer	-	247	-
Total	$864	$497,912	0.174%

(1) average balances do not include deferred fees and costs or unamortized discount.

Noninterest Income

The following table presents the components of total noninterest income for each of the past two years.

	Years Ended December 31,
(Dollars in thousands)	2024	2023	$ Variance	% Variance
Gain on sale of loans	$12,082	$5,568	$6,514	117.0
Loan servicing income	1,757	1,081	676	62.5
Service charges and fees	184	164	20	12.2
Net interchange fees	1,344	24	1,320	5,500.0
Other income	818	842	(24)	(2.9)
Total Noninterest Income	$16,185	$7,679	$8,506	110.8

22

Gain on sale of loans increased 117% to $12.1 million for the year ended December 31, 2024, compared to $5.6 million during the year ended December 31, 2023. Average pretax gain on loan sales as a percentage of the loan originated decreased to 3.82% for the year ended December 31, 2024, compared to 3.88% for the same period of 2023. The significant year-over-year increase in gain on sale of loans is due to an increase in the volume of loans sold from $143.6 million of loan sold in 2023 to $316.4 million of loans sold in 2024.

For the year ended December 31, 2024, loan servicing income increased 63% to $1.8 million, compared to $1.1 million for the year ended December 31, 2023 primarily due to an increase in the principal balance of loans serviced during 2024. Loan servicing income was impacted by the write-off of certain servicing assets relating to the repurchase of the guaranteed portions of previously sold SBA loans totaling $401 thousand and $762 thousand for the years ended December 31, 2024 and 2023, respectively.

Net interchange fees totaled $1.3 million for the year ended December 31, 2024 compared to $24 thousand for the year ended December 31, 2023. The increase in net interchange fees when comparing the twelve months ended December 31, 2024 to December 31, 2023 is attributable to transaction volume growth within GBank’s Visa Signature® Card product.

Noninterest Expense

The following table presents the components of total noninterest expense for each of the past two years.

	Years Ended December 31,
(Dollars in thousands)	2024	2023	$ Variance	% Variance
Salaries and employee benefits	$22,349	$19,797	$2,552	12.9
Data processing	3,674	3,077	597	19.4
Occupancy expense	1,667	1,636	31	1.9
Legal and professional fees	2,240	2,112	128	6.1
Loan related costs	1,678	835	843	101.0
Audits and exams	659	536	123	22.9
Advertising and marketing	562	344	218	63.4
FDIC insurance	454	291	163	56.0
Other	2,949	2,528	421	16.7
Total Noninterest Expense	$36,232	$31,156	$5,076	16.3

For the year ended December 31, 2024, noninterest expense increased 16% to $36.2 million, compared to $31.2 million for the year ended December 31, 2023.

For the year ended December 31, 2024, salaries and employee benefits increased 13% to $22.3 million, compared to $20.0 million for the year ended December 31, 2023. The increase was driven by (i) an increase in full-time equivalent employees to 169 on December 31, 2024, compared to 163 for the same period of 2023, (ii) increased bonuses and commissions commensurate with loan origination and sales volume during the year, and (iii) stock compensation expense related to a one-time employee stock grant distributed in November 2024 totaling $367 thousand.

Data processing expense increased $597 thousand, or 19%, from $3.1 million for the year ended December 31, 2023 to $3.7 million for the year ended December 31, 2024. This increase reflects the full-year impact of data processing costs related to credit cards as the credit card program was launched during the second quarter of 2023, as well as higher costs from transactional-based charges given the volume increases in loans and deposits during the year ended December 31, 2024.

Loan related costs were $1.7 million for the year ended December 31, 2024, an increase of $843 thousand or over 100% when compared to $835 thousand during the year ended December 31, 2023. This increase corresponds with the record loan origination volume during 2024, resulting in higher costs associated with loan originations.

23

For the year ended December 31, 2024, audits and exam expense totaled $659 thousand, an increase of 23% or $123 thousand when compared to $536 thousand for the year ended December 31, 2023. This increase was largely driven by increased audit scope due to growth of the organization as well as increased loan-related audit and exam expense.

For the year ended December 31, 2024, advertising and marketing expense totaled $562 thousand, an increase of 63% or $218 thousand when compared to $344 thousand for the year ended December 31, 2023. The twelve months ended December 31, 2024 reflected additional advertising and promotional item expenses to increase recognition and knowledge of GBank’s Visa Signature® Card product.

FDIC insurance expense was $454 thousand for the year ended December 31, 2024, an increase of $163 thousand or 56% compared to $291 thousand for the year ended December 31, 2023. The increased FDIC assessment aligns with the year-over-year growth of the average assets of GBank on which the assessment is based.

For the year ended December 31, 2024, other noninterest expense totaled $2.9 million, an increase of $421 thousand or 17% compared to $2.5 million for the year ended December 31, 2023. The year-over-year increase was the result of growth within the organization, with increases reflected across several categories of expense including business development, employee education, memberships, and other costs.

Income Taxes

Income tax expense was $5.3 million for the year ended December 31, 2024, an increase of over 100% or $2.7 million compared to $2.6 million for the year ended December 31, 2023. The increase in income tax expense was primarily due to higher pre-tax earnings and additional tax expense related to increased state tax liabilities as the Company continues to expand its lending footprint. The effective tax rate for the year ended December 31, 2024 was 22.0% compared to 19.3% for the year ended December 31, 2023. The increase in the effective tax rate is attributable to income tax rates for the states in which the Company has operations, offset by favorable discrete items related to excess tax benefits from stock-based compensation.

Comparison of Financial Condition - December 31, 2024 and December 31, 2023

Total Assets

Total assets increased 22% to $1.122 billion at December 31, 2024 compared to $918.4 million at December 31, 2023 primarily due to an increase in net loans of $221.8 million and an increase in cash and equivalents of $26.2 million during the year ended December 31, 2024. These increases were partially offset by a decrease in loans held for sale of $58.9 million.

Cash and Cash Equivalents

Cash and cash equivalents increased 27% from $97.9 million at December 31, 2023 to $124.1 million at December 31, 2024 as cash inflows from both deposit growth and loan sales more than offset cash outflows to fund loan growth and pay down short-term borrowings over the twelve month period.

Investments

The Company maintains an investment security portfolio to generate income through interest and potential sales, manage liquidity for funding needs, support interest rate risk management, and meet regulatory requirements for high-quality liquid assets.

The investment security portfolio is comprised of held-to-maturity securities recorded at amortized cost and available for sale securities recorded at fair value. Held-to-maturity securities decreased $57.2 million to $40.6 million as of December 31, 2024, as compared to $97.7 million as of December 31, 2023. Available-for-sale securities increased $62.9 million from $2.6 million at December 31, 2023 to $65.6 million at December 31, 2024.

24

The following table presents the maturity composition and the weighted average yields of the investment portfolio as of December 31, 2024. Mortgage-backed security maturities are based on paydown trends in the most recent three-month period. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Weighted-average yield is calculated based on the amortized cost of each security.

	Maturing
(Dollars in thousands)	One Year		After One Year		After Five Years		After
	or Less		Through Five Years		Through Ten Years		Ten Years
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
As of December 31, 2024	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale securities, at fair value:
Residential mortgage-backed securities	$-	0.00%	$4,685	4.46%	$34,416	4.81%	$26,508	4.41%
Total available for sale securities	$-	0.00%	$4,685	4.46%	$34,416	4.81%	$26,508	4.41%

Held to maturity securities, at amortized cost:
Residential mortgage-backed securities	$1,450	7.80%	$-	0.00%	$39,119	5.02%	$-	0.00%
Total held to maturity securities	$1,450	7.80%	$-	0.00%	$39,119	5.02%	$-	0.00%

Loans

Total loans, net of deferred loan costs and unamortized discounts, increased 38% to $816.0 million, compared to $592.1 million for the same period of 2023. Year-to-date through December 31, 2024, total loan originations, including government guaranteed and non-guaranteed commercial loans, increased 37% to $539.9 million, compared to $393.6 million for the same period of 2023.

The following table presents the ending balance of gross loans outstanding, by type

	December 31, 2024		December 31, 2023
(Dollars in thousands)		Percent of		Percent of
	Balance	Total Loans	Balance	Total Loans
Commercial and industrial	$64,000	7.8%	$41,244	7.0%
Commercial real estate - non-owner occupied	630,551	77.3	420,057	70.9
Commercial real estate - owner occupied	88,802	10.9	100,181	16.9
Construction and land development	2,934	0.4	386	0.1
Multifamily	17,374	2.1	17,073	2.9
Single Family Sr. Lien	5,992	0.7	9,159	1.5
Single Family Jr. Lien	3,203	0.4	3,210	0.5
Single Family HELOC	1,389	0.2	414	0.1
Consumer	1,713	0.2	422	0.1
Loans, Net	815,958	100.0%	592,146	100.0%
Allowance for credit losses	(9,114)		(7,088)
Loans, net of allowance	$806,844		$585,058

25

In the third quarter of 2023 the Company began to repurchase previously sold guaranteed SBA loans by initiating a change in loan terms with certain borrowers, at the borrowers’ option, to convert variable loans to five-year fixed rate loans at lower current interest rates. The repurchase program was initiated in response to a rapid rise in the Wall Street Journal Prime Rate which has the potential to significantly impact our borrowers, the majority of whom are in variable rate loans. The Prime Rate increased from 3.25% to 8.50% between March 2022 and July 2023, an increase of 525 basis points. The Company received requests from borrowers due to the higher payments affecting borrowers’ cash flow and operations. Given the predicted economic outlook and anticipated interest rate reductions likely being delayed until late 2024, the Company decided to evaluate converting the variable rate structure to a fixed-rate based on a current credit evaluation. In response, the Bank reached out to request annual tax returns and updated financial information from borrowers. The Company began to repurchase previously sold guaranteed SBA loans by initiating a change in loan terms with certain borrowers, at the borrowers’ option, to convert variable loans to five-year fixed rate loans at the current market terms.

The process for evaluating, approving, and submitting repurchase packages to SBA was consistent with SOP 50 57 (3) and Section 7.6 of the Agreement. Updated financials from each borrower were reviewed to assess the viability of the business before preparing an interest rate modification document. Once the interest rate modification was approved internally, GBank sought approval for modifications, and submitted requests to the SBA to repurchase these SBA loans. According to the SOP, SBA shall review the repurchase request package, and based on the financial and other information provided determine whether an emergency repurchase of the SBA loan is appropriate for that specific borrower. This activity resulted in the repurchase of $106.1 million of United States government guaranteed loan balances within the commercial and industrial and commercial real estate segments during the year ended December 31, 2023. This program continued through the end of the first quarter of 2024, during which $44.2 million of the guaranteed portion of previously sold loans was repurchased in the three-month period ending March 31, 2024. The balance of guaranteed loans at December 31, 2024 was $231.0 million, representing 27.2% of gross loans. Comparatively, at December 31, 2023, the Company had $205.0 million of guaranteed loan balances representing 30.0% of gross loans. Given the stabilization of the interest rate environment the Company is not anticipating any material repurchases in the foreseeable future.

As of December 31, 2024, the Company had no PPP loans outstanding. As of December 31, 2023, PPP loans totaling $105 thousand were included in the Commercial and Industrial category and were fully guaranteed by the SBA. There was no allowance for credit loss allocated to PPP loan balances.

Net deferred loan costs totaled $8.2 million and $7.1 million at December 31, 2024 and 2023, respectively. Net deferred loan costs represent the costs incurred to originate loans, net of fees paid by the borrower, which are measured and recorded at the date the loan is originated. Unamortized discount totaled $8.9 million and $6.3 million at December 31, 2024 and 2023, respectively. The unamortized discount relates to the retained portion of government guaranteed loans and is based on the relative fair value of the retained loan as calculated by an independent consulting firm. Loan costs and discount are amortized over the life of the loan and are recorded as an adjustment to interest income on the loan.

Loans held for sale totaled $32.6 million at December 31, 2024 and consisted of commercial real estate - non-owner occupied, commercial real estate - owner occupied, and commercial and industrial loans. Loans held for sale totaled $91.6 million at December 31, 2023 and consisted of commercial real estate - non-owner occupied, commercial real estate - owner occupied, and commercial and industrial loans. The balance of unguaranteed portions to be retained are reported as held for investment.

26

The following table sets forth the dispersion of loan principal balances with amounts and the percentage of the total balances in the states with five percent of total gross loans:

(Dollars in thousands)	December 31, 2024
	Amounts	Percentage
Nevada	$181,373	22.23%
North Carolina	130,722	16.02%
Ohio	57,876	7.09%
California	55,514	6.80%
Illinois	54,535	6.68%
Indiana	45,878	5.62%
Texas	43,775	5.36%
Virginia	41,315	5.06%
Other	204,970	25.12%
	$815,958	100.00%

27

Maturity distribution by contractual maturity date and rate sensitivity information related to the loan portfolio is reflected in the table below.

(Dollars in thousands)	One Year	One to	Five to Fifteen	Over Fifteen
As of December 31, 2024	and Less	Five Years	Years	Years	Total
Commercial and industrial	$24,600	$16,755	$22,292	$353	$64,000
Commercial real estate - non-owner occupied	716	17,141	50,253	562,441	630,551
Commercial real estate - owner occupied	2,051	21,020	44,346	21,385	88,802
Construction and land development	2,545	-	-	389	2,934
Multifamily	6,021	11,353	-	-	17,374
Single Family Sr Lien	2,327	1,016	2,649	-	5,992
Single Family Jr Lien	3,203	-	-	-	3,203
Single Family HELOC	-	-	-	1,389	1,389
Consumer	1,713	-	-	-	1,713
Total loans held in portfolio	$43,176	$67,285	$119,540	$585,957	$815,958
Predetermined (fixed) interest rates:
Commercial and industrial	$333	$8,737	$2,200	$-	$11,270
Commercial real estate - non-owner occupied	-	4,243	11,974	-	16,217
Commercial real estate - owner occupied	2,052	13,584	8,908	-	24,544
Construction and land development	-	-	-	-	-
Multifamily	6,021	11,353	-	-	17,374
Single Family Sr Lien	2,322	-	-	-	2,322
Single Family Jr Lien	701	-	-	-	701
Single Family HELOC	-	-	-	-	-
Consumer	-	-	-	-	-
Total predetermined (fixed) interest rates	11,429	37,917	23,082	-	72,428
Floating interest rates:
Commercial and industrial	$24,266	$8,018	$20,092	$354	$52,730
Commercial real estate - non-owner occupied	715	12,900	38,279	562,440	614,334
Commercial real estate - owner occupied	-	7,434	35,439	21,385	64,258
Construction and land development	2,545	-	-	389	2,934
Multifamily	-	-	-	-	-
Single Family Sr Lien	6	1,016	2,648	-	3,670
Single Family Jr Lien	2,502	-	-	-	2,502
Single Family HELOC	-	-	-	1,389	1,389
Consumer	1,713	-	-	-	1,713
Total floating interest rates	31,747	29,368	96,458	585,957	743,530

Total fixed and floating interest rates	$43,176	$67,285	$119,540	$585,957	$815,958

Credit Quality, Credit Risk, and Allowance for Credit Losses

During the first quarter of 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the Allowance for Credit Losses methodology. Results for reporting periods beginning after January 1, 2023, are presented under ASC 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

28

In accordance with CECL guidance, the Company has grouped its loan portfolio into segments with similar risk characteristics based on factors such as loan type, credit risk profile, borrower characteristics, and other relevant attributes that influence the risk of default. By dividing loans into these segments, the Company can apply more tailored loss estimation techniques that reflect the specific credit risks associated with each segment.

Evaluations of the Company’s loan portfolio, its segments, and individual credits are inherently subjective and require significant judgements dependent on the circumstances at the time of the evaluation. As such, current period results are not an indication of future performance, and future evaluations may result in substantial changes to the allowance for credit losses and related provision expense as a result of changing economic conditions, asset quality, or loan portfolio composition in future periods.

For more information on the Company’s allowance for credit losses methodology, including the quantitative and qualitative factors used in the calculation, please see “Note 1 - Nature of Business” and “Note 4 - Loans and Allowance for Credit Losses - Loans” within Notes to Consolidated Financial Statements.

The following table presents the allowance for credit loss as a percentage of total loans:

(In Thousands)
As of December 31, 2024	Total ACL - Loans	Total Loans	% of Total Loans Outstanding	Allowance as a % of Loan Category
Commercial and industrial	$496	$64,000	7.8%	0.8%
Commercial real estate - non-owner occupied	7,837	630,551	77.3	1.2
Commercial real estate - owner occupied	537	88,802	10.9	0.6
Construction and land development	49	2,934	0.4	1.7
Multifamily	39	17,374	2.1	0.2
Single Family Sr Lien	33	5,992	0.7	0.6
Single Family Jr Lien	14	3,203	0.4	0.4
Single Family HELOC	11	1,389	0.2	0.8
Consumer	98	1,713	0.2	5.7
Total	$9,114	$815,958	100.0%	1.1%

(In Thousands)
As of December 31, 2023	Total ACL - Loans	Total Loans	% of Total Loans Outstanding	Allowance as a % of Loan Category
Commercial and industrial	$295	$41,244	7.0%	0.7%
Commercial real estate - non-owner occupied	5,681	420,057	70.9	1.4
Commercial real estate - owner occupied	877	100,181	16.9	0.9
Construction and land development	13	386	0.1	3.4
Multifamily	102	17,073	2.9	0.6
Single Family Sr Lien	41	9,159	1.5	0.4
Single Family Jr Lien	33	3,210	0.5	1.0
Single Family HELOC	6	414	0.1	1.4
Consumer	40	422	0.1	9.5
Total	$7,088	$592,146	100.0%	1.2%

29

The allowance for credit losses increased from $7.1 million at December 31, 2023 to $9.1 million at December 31, 2024 due to both (i) increases in non-government guaranteed loan balances year-over-year, and (ii) increases in specific reserves on certain nonperforming loans. The allowance as a percentage of loan balances decreased from 1.2% at December 31, 2023 to 1.1% at December 31, 2024.

The following table presents non-performing assets and related ratios as of the periods presented.

	Years Ended December 31,
(Dollars in thousands)	2024	2023
Non-performing assets:
Total nonaccrual loans	$14,128	$2,688
Loans 90 days past due and accruing	40	3,610
Total non-performing loans	14,168	6,298
Other real estate owned	-	-
Total non-performing assets	$14,168	$6,298

Non-performing loans to net loans	1.74%	1.06%
Nonaccrual loans to net loans	1.73%	0.45%
ACL to nonaccrual loans	64.51%	263.69%
ACL to gross loans	1.12%	1.20%
Net chargeoffs to gross loans	0.02%	0.15%

The Company had $14.2 million of non-performing loans as of December 31, 2024, compared to $6.3 million of non-performing loans as of December 31, 2023. As of December 31, 2024, the balance of non-performing loans was comprised of certain commercial real estate - non-owner occupied, commercial real estate - owner occupied, commercial and industrial loans, and consumer loans totaling $14.2 million, of which $9.3 million is guaranteed by the SBA and specific credit loss reserves of $1.4 million have been assigned. As of December 31, 2023, the balance of non-performing loans was comprised of one loan relationship, of which $2.0 million was guaranteed by the SBA, and one accruing loan that was 90 days past due of $3.6 million, of which $2.7 million was guaranteed by the SBA. ACL to gross loans was 1.12% at December 31, 2024 compared to 1.20% at December 31, 2023.

The Company had no other real estate owned as of December 31, 2024 or December 31, 2023.

Operating Lease Right of Use Asset

The operating lease right of use asset decreased $816 thousand from $5.3 million at December 31, 2023 to $4.5 million at December 31, 2024 due to amortization of the right of use asset. There were no lease extensions, renewals, or new lease agreements entered into during the year ended December 31, 2024.

Loan Servicing Assets

Loan servicing assets increased $1.9 million from $7.1 million at December 31, 2023 to $9.0 million at December 31, 2024 primarily due the addition of servicing rights of $6.7 million relating to loans sold during the twelve months ended December 31, 2024. This increase was partially offset by both (i) loan servicing asset amortization of $4.4 million, and (ii) the write-off of servicing assets of $401 thousand due to the repurchase of the guaranteed portion of previously sold loans.

Federal Home Loan Bank Stock, At Cost

Federal Home Loan Bank (“FHLB”) stock increased $1.5 million from $3.2 million at December 31, 2023 to $4.7 million at December 31, 2024. As a member of the FHLB, GBank is required to hold capital stock with this balance dependent upon GBank’s borrowing capacity with the FHLB.

30

Other Assets

Other assets were $19.4 million at December 31, 2024, an increase of $6.2 million or 48% when compared to $13.1 million at December 31, 2023. The largest contributors to this increase were (i) a $3.3 million increase attributable to the investment in BCS during the second quarter of 2024, and (ii) growth of the organization driving increases in loan interest receivable, deferred tax assets, and other miscellaneous receivables.

Total Liabilities

The Company’s total liabilities increased $161.7 million or 20% to $981.7 million at December 31, 2024 compared to $820.0 million at December 31, 2023. The increase in total liabilities was primarily attributable to an increase in total deposits of $189.4 million with the largest increases within time deposits and savings accounts. The increase in deposits was partially offset by the paydown of $30 million of short-term borrowings.

Deposits and Other Funding Sources

Total deposits increased 25% to $935.1 million, compared to $745.7 million for the same period of 2023. Year-to-date decreases in interest bearing deposits were offset by increases in time deposits, savings deposits, and non-interest bearing demand deposits. The increase in time deposit was partially offset by a net decrease of approximately $2.7 million of brokered deposits since December 31, 2023.

The following table presents the average balances of deposits by type and the related average interest rates for the periods presented:

	Years Ended
	December 31, 2024		December 31, 2023
(Dollars in thousands)	Balance	Rate	Balance	Rate
Noninterest-bearing Deposits	$219,395	-%	$239,358	-%
Interest-bearing Demand	65,776	2.42	72,252	2.16
Money Market and Savings	224,037	3.93	147,703	3.06
Certificates of Deposit	332,816	5.22	123,838	4.54
	$842,024	3.30%	$583,151	2.01%

FDIC deposit insurance covers $250 thousand per depositor, per FDIC-insured bank, for each account ownership category. As of December 31, 2024, uninsured deposits were approximately $385.7 million compared to $288.5 million as of December 31, 2023.

The maturities of time deposits over $250 thousand were as follows:

(Dollars in thousands)	December 31, 2024
Three months or less	$13,663
Over three months to six months	5,077
Over six months to twelve months	25,660
Over twelve months	6,476
$50,876

 Short-term Borrowings and Subordinated Debt

The Company had no short-term borrowings as of December 31, 2024. Short-term borrowings were $30 million as of December 31, 2023 consisting entirely of one borrowing arrangement maturing in January 2024 and executed with the Federal Reserve Bank of San Francisco.

31

Subordinated debt totaled $26.1 million as of December 31, 2024 compared to $26.0 million as of December 31, 2023. See “Note 8 - Subordinated Debt, Other Borrowings, and Available Lines of Credit”, within Notes to Consolidated Financial Statements.

Operating Lease Liability

Operating lease liability decreased $658 thousand, from $5.5 million at December 31, 2023 to $4.8 million at December 31, 2024 reflecting payments made on existing operating leases. No new leases or amendments were added during the year ended December 31, 2024.

Other Liabilities

Other liabilities totaled $15.7 million at December 31, 2024, an increase of $2.9 million or 23% when compared to $12.7 million at December 31, 2023. This increase was driven by (i) higher accrued interest payable due to volume and rate increases within interest-bearing deposits, and (ii) increases in accrued expenses and other liabilities to support growth within the organization.

Stockholders’ Equity and Capital

Stockholders' equity increased 43% to $140.7 million at December 31, 2024 compared to $98.4 million for the same period of 2023 with this increase driven by (i) increases in common stock and paid-in capital as a result of the $20.0 million Private Placement Offering during the fourth quarter of 2024, (ii) increases in capital resulting for the issuance of non-voting common shares related to the Company’s investment in BCS during the second quarter of 2024, and (iii) the net income generated over the previous twelve months.

The sufficiency of a bank's capital to cover its risk exposures and absorb potential losses, and thus ensuring stability and solvency, is a key element of capital adequacy. Regulatory frameworks set minimum capital requirements that are typically expressed as a percentage of the bank's risk-weighted assets and include common equity tier 1, tier 1, and total capital ratios. These minimum capital requirements have been established so that banks maintain a buffer of capital to protect against financial shocks, sustain operations during economic downturns, and safeguard depositors and the financial system as a whole.

On November 4, 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio (“CBLR”) framework, for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule was effective on January 1, 2020 and allows qualifying community banking organizations to calculate a leverage ratio to measure capital adequacy. Banks opting into the CBLR framework are not required to calculate or report risk-based capital. The Company adopted the CBLR standards with its Call Report filed with the federal banking agencies for the quarter ended September 30, 2020.

Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than 9 percent are considered to have satisfied the risk-based and leverage capital requirements in the agencies’ generally applicable capital rule. Additionally, such insured depository institutions are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The main components and requirements of the community bank leverage ratio framework are as follows:

•	Tier 1 Capital Leverage ratio greater than 9 percent
•	Less than $10 billion in average total consolidated assets
•	Off-balance-sheet exposures of 25 percent or less of total consolidated assets
•	Trading assets plus trading liabilities of 5 percent or less of total consolidated assets
•	Not an advanced approaches banking organization

32

As of December 31, 2024 and 2023, the Company and GBank were in compliance with the CBLR requirements.

The table below presents a summary of the main components and requirements of the CBLR:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Bank Tier 1 Capital Leverage Ratio	12.90%	14.06%
Average Total Consolidated Assets	$1,076,785	$835,610
Off-Balance-Sheet Exposures	$38,762	$26,823
Ratio of Off-Balance-Sheet Exposures to Total Assets	3.47%	2.93%
Trading Assets	None	None
Advances Approaching Banking Organization	No	No

The Company's common equity to assets ratio was 12.5% as of December 31, 2024, compared to 10.7% as of December 31, 2023. The Company's book value per share was $9.87 as of December 31, 2024, an increase of 28% from $7.72 as of December 31, 2023.

Contractual Obligations

The Company’s aggregate contractual obligations to make future cash payments as of December 31, 2024 are presented in the table below.

		Payments Due by Period
(Dollars in thousands)	Total	One Year or Less	One to Three Years	Three to Five Years	More Than Five Years
Operating lease obligations	$5,758	$907	$1,318	$1,476	$2,057
Certificates of deposit	370,552	297,310	60,492	12,750	-
Subordinated debt	26,088	-	-	-	26,088
Total	$402,398	$298,217	$61,810	$14,226	$28,145

Liquidity

Liquidity management encompasses the Company’s ability to meet its funding obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Company’s ability to efficiently meet both expected and unexpected funding events without adversely affecting the daily operations or the financial condition of the Company.

The Company’s primary sources of funding are deposits, proceeds from the sale or maturity of investment securities, payments received on loans and mortgage-backed securities, loan sales, and borrowing capacity available from various correspondent banks.

The Company has a line of credit available from the FHLB of San Francisco. The unused borrowing capacity at December 31, 2024 and 2023 with the FHLB of San Francisco, as collateralized by qualifying securities and pledged loans, was approximately $85.0 million and $117.8 million, respectively. No draws have been made on the line and on December 31, 2024 and 2023 the balance was zero.

During 2023, GBank was approved to pledge loans under the Federal Reserve Bank’s Borrower-In-Custody (“BIC”) Program. As of December 31, 2024 and 2023, the Company had pledged loans and securities with an approximate carrying value of $590.5 million and $422.4 million, respectively, to the BIC Program. Unused borrowing capacity at the Federal Reserve Bank totaled $362.6 million and $164.5 million for the years ended December 31, 2024 and 2023, respectively.

33

As of December 31, 2024, the Company had no short-term borrowings.

Management reviews the Company’s liquidity position daily and overall believes that the liquidity position of the Company is strong. On at least a quarterly basis, a comprehensive liquidity analysis is reviewed by the Asset Liability Committee and Board of Directors. The Company is not aware of any current trends, demands, commitments or events that are reasonably likely to result in a decrease in liquidity in the near term. In order to ensure the Bank maintains adequate liquidity the Board has established certain limits and ratios regarding liquidity and funding which are monitored by management daily and reported monthly to the Board of Directors. The following tables present the required limits and ratios and the position of the Bank:

	Policy Limits		December 31,	December 31,
Liquidity Ratios	& Targets		2024	2023

Liquidity Ratio	Minimum	5%	24.0%	25.2%
Total Liquidity/Total Assets	Minimum	15%	66.9%	63.6%
Portfolio Loans/Total Assets	Maximum	85%	75.6%	64.7%
Unfunded Loan Commitments/Total Assets	Maximum	25%	5.2%	3.5%
12 Month CD Maturities vs. Primary Liquidity	Maximum	100%	46.3%	38.3%

	Policy Limits		December 31,	December 31,
Funding Concentration Limits	& Targets		2024	2023

Brokered Deposits/Total Assets	Maximum	25%	7.1%	10.0%
Deposit Listing Service/Total Assets	Maximum	25%	6.5%	8.9%
FHLB Advances/FHLB available Limit	Maximum	55%	0.0%	0.0%
Borrowings/Total Assets	Maximum	20%	0.0%	3.3%
Fed Funds Purchased/Total Assets	Maximum	15%	0.0%	0.0%
Repurchase Agreements/Total Assets	Maximum	15%	0.0%	0.0%
Total Wholesale Funding Source/Total Assets	Maximum	40%	15.3%	24.7%

The Company’s Consolidated Statement of Cash Flows presents additional information regarding the sources and uses of cash for the year ended December 31, 2024. Operating activities resulted in a net increase in cash of $26.5 million, primarily due to cash inflows from loan sales which more than offset cash outflows for the origination of loans held for sale. Investing activities resulted in a net decrease in cash of $179.1 million primarily due to loans originated and held for investment, as well as purchases of available for sale securities. Financing activities resulted in a net increase to cash of $178.8 million, primarily due to a net increase in deposits during 2024.

Off-Balance Sheet Arrangements

The Company makes contractual commitments to extend credit and extends lines of credit which are subject to the Company's credit approval and monitoring procedures. As of December 31, 2024, commitments to extend credit amounted to $75.6 million compared to $33.5 million as of December 31, 2023.

The Company also issues standby letters of credit to its customers. The risk associated with standby letters of credit is essentially the same as the credit risk involved in loan extensions to customers. Standby letters of credit were $797 thousand at December 31, 2024 compared to $967 thousand at December 31, 2023.

Recent Accounting Pronouncements

See Note 2 - Summary of Significant Accounting Policies” to the notes to the consolidated financial statements for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

34

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company,” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Annual Report have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Risk Management

Effectively managing risk is crucial for the success of a financial institution. Our primary risk exposures include credit risk, interest rate risk, and market risk. Credit risk refers to the possibility of failing to collect interest or principal on loans or investments when due. Interest rate risk involves potential decreases in interest income due to changes in interest rates. Market risk stems from fluctuations in interest rates that can affect the value of financial instruments, such as available-for-sale securities measured at fair value. Additionally, we face operational risk, liquidity risk, and reputation risk. Operational risk encompasses issues related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Liquidity risk refers to the potential inability to meet obligations to depositors, lenders, or borrowers. Reputation risk involves the threat that negative publicity, whether true or not, could diminish our customer base or revenue.

We seek to mitigate the impacts of risk through various means while acknowledging that the impacts of the primary risk exposures can never been fully eliminated. The key strategic elements utilized to limit the risk of loss relating to each primary risk exposure identified include but are not limited to (i) effective asset liability management to limit interest rate risk, liquidity risk, and market risk, (ii) conservative lending and underwriting standards to limit credit risk, (iii) hiring skilled personnel, providing ongoing training, and enforcing detailed policies and procedures to limit operational and reputational risks.

Market Risk Management

The Company’s primary market risk is interest rate risk, as most of our assets and liabilities are affected by fluctuations in interest rates. Consequently, a key objective of our operations is to manage this risk and minimize the impact of market interest rate changes on our financial health and performance. Our Asset/Liability Management Committee, composed of senior management as well as certain members of the Board of Directors, is tasked with assessing the interest rate risk associated with our assets and liabilities and determining an appropriate risk level aligned with our business strategy, operating environment, capital, liquidity, and performance goals. This committee manages risk in accordance with the policies and guidelines established by our Board of Directors. We also use a third-party modeling program, updated quarterly, to analyze our sensitivity to interest rate changes, ensuring our approach aligns with the approved guidelines.

35

The Company has implemented the following strategies to minimize the exposure of earnings and capital to changes in market interest rates:

•	Continued emphasis on growing and retaining core deposit relationships;
•	Maintaining capital levels that exceed federal regulation levels for well-capitalized status;
•	Diversification of the loan portfolio to include various loan types, loan maturities, as well as variable and fixed interest rates;
•	Purchasing investment securities to match the current asset liability management objectives of the Company;
•	Managing our utilization of wholesale funding; and
•	Holding higher levels of liquidity (primarily cash and cash equivalents and available for sale investment securities), when appropriate;

These strategies position the Company to react to increases and decreases in market interest rates quickly and effectively.

 We have not engaged in hedging activities, such as engaging in futures or options. We may consider these activities in the future.

 We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. Through the net interest income model, we estimate our net interest income for the next twelve months and compare that estimate with the net interest income calculated assuming various U.S. Treasury rate increases or decreases. For the purposes of the model, these U.S. Treasury rate increases or decreases are modeled to impact the yield curve instantaneously by various basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2024
Change In Interest Rates	Net Interest Income Year 1 Forecast	Year 1 Change From
(Basis Points) (1)	(Dollars in thousands)	Level
400	$68,953	25.9%
300	65,344	19.3%
200	61,792	12.9%
100	58,254	6.4%
-	54,753	0.0%
(100)	51,484	-6.0%

(1)	A basis point equals one-hundredth of one percent, and 100 basis points equals one percent.

Overall, our December 31, 2024 results are within our policy guidelines.

36

SECTION 5.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), we are not required to provide the information called for by this Section 5.

SECTION 6.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, the reports thereon and the notes thereto are located in “Addendum I – Financial Statements” attached to this Annual Report.

SECTION 7.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

37

SECTION 8.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of June 23, 2025, the names and ages of our directors, executive officers, and key employees, as well as the principal offices and positions held by each person:

Name	Age	Positions

Edward M. Nigro	83	Executive Chairman of the Board
Todd A. Nigro	57	Vice Chairman of the Board
T. Ryan Sullivan	50	President and Chief Executive Officer (Company and Bank) and Director
A. Lee Finley	77	Director
Charles W. Griege, Jr.	62	Director
William (Bill) J. Hornbuckle	67	Director
Kathryn S. Lever	56	Director
James K. Sims	78	Director
Alan C. Sklar	65	Director
Michael C. Voinovich	51	Secretary and Director
Tara A. Campbell	46	Executive Vice President/Chief Operating Officer (GBank)
Nancy M. DeCou	67	Executive Vice President/Chief SBA Officer (GBank)
David J. Fersdahl	49	Executive Vice President/Card and Payments (GBank)
Keith F. Jarvis	70	Executive Vice President/Chief Credit Officer (GBank)
Scot M. Levine	47	Executive Vice President/Chief Risk Officer (GBank)
Shouvik K. Ray	51	Executive Vice President/Chief Information & Technology Officer (GBank)
Jeffery E. Whicker	54	Treasurer and Executive Vice President/Chief Financial Officer

Directors and Executive Officers

Edward M. Nigro has served as Executive Chairman of the Board at GBank Financial Holdings Inc. since December 5, 2017 and as a member of the Board of Directors of GBank since July 24, 2007.  Mr. Nigro has been actively engaged in the development, ownership, and operation of real estate in Las Vegas since 1979 and as an investor and manager in healthcare and diversified business enterprises since 1984. Nigro Associates, his construction firm, has developed and constructed commercial and residential projects in Nevada, Arizona, Louisiana, Oregon, and California. Mr. Nigro is the President of Omega Industries, Inc., an investment management firm. Mr. Nigro served as a Director and Chairman of the Audit Committee of Western Alliance Bancorporation (a New York Stock Exchange multibank holding company with over $4 billion in assets) and BankWest of Nevada since their inception in 1995 and 1994, respectively, until his resignation in July 2006. Mr. Nigro served as Vice Chairman of the Board of Directors of the First Tee of Monterey County, served as Chairman of the Audit Committee of the Monterey Peninsula Foundation, and served as a member of the Advisory Board of Habitat for Humanity, Las Vegas. From 1993 through its sale in 1996, he was a principal stockholder and the chief executive officer, and a member of the Board of Directors of Prime Holdings, Inc., which was then the largest privately held healthcare delivery concern in Nevada. Previously, he held numerous senior management positions at Del Webb Corporation, including chief operations officer and director for that company’s six hotel-casino properties, with annual revenues in excess of $400 million. Mr. Nigro has served as a member of the Board of Directors of Elsinore Corporation (owner of the Four Queens Hotel & Casino) and of Sierra Nevada Gaming Corporation. Mr. Nigro has also been active in numerous philanthropic organizations, including Boy Scouts of America, the United Way Casino Campaign Division (as its Chairman), the Las Vegas Chamber of Commerce (as its Vice President and Board of Directors member,) the Nevada Resort Association (as a Director and a member of its Executive Committee,) the Variety Club of Las Vegas (as its Chairman,) and the Muscular Dystrophy Association. Mr. Nigro is a graduate of Holy Cross College. He has also served as a Commissioned Officer with the United States Air Force, where he was awarded the Air Medal for Combat Missions in Vietnam, two commendation medals for Meritorious Service, the Vietnam Campaign Medal and other medals and awards.

38

Todd A. Nigro has served as the Vice Chairman of the Board since August 27, 2024, as Secretary since April 23, 2025, and as a director since December 8, 2020, and as a member of the Board of Directors of GBank since March 28, 2017. Mr. Nigro owns and operates companies in the development, construction, asset management, and gaming and hospitality businesses. As President of Nigro Development LLC, Mr. Nigro focuses his energy on providing a comprehensive solution to the development, construction, leasing, and management of many different types of commercial real estate assets ranging from master-planned business parks, neighborhood shopping centers, boutique hotels, specialized medical buildings, and neighborhood taverns with both restaurant and gaming operations. Mr. Nigro maintains contractors, real estate brokerage, property management, and liquor and gaming licenses in the State of Nevada. He has served as both Chairman and a Board Member of Habitat for Humanity Las Vegas, Inc., a non-profit organization that provides home ownership opportunities for low-income families. He also has served as both Chairman and a Member of the City of Las Vegas Planning Commission and has developed affordable housing in the Downtown Redevelopment Area through a public/private partnership with the City of Las Vegas. Prior to returning to Las Vegas in 1991, Mr. Nigro worked in the investment banking industry for Salomon Brothers Inc. as a financial analyst in the Corporate Finance Department. Mr. Nigro graduated in 1990 with a Bachelor of Science with a dual emphasis in both Finance and Entrepreneurship from the University of Southern California School of Business.

T. Ryan Sullivan has served as a director since December 5, 2017, and as a member of the Board of Directors of GBank since July 27, 2010, and has served as President/Chief Executive Officer of GBank since July 7, 2013, and of the Company since December 5, 2017. In January 2025, and for the third consecutive year, OTCQX ranked GBFH in its “OTCQX Best 50” based on prior year total return and average dollar volume growth, a list that spans over 600 companies of all sizes, industries, and geographic regions, from well-capitalized US community banks to large cap global brands. Under his direction, GBank was recognized by S&P Capital IQ in its Top 100 Best-Performing Community Banks for six consecutive years (2016-2022). In 2025, GBFH began trading on the Nasdaq Stock Market LLC, marking a significant milestone in the company’s evolution. Mr. Sullivan has 26 years of commercial banking experience. He was the Bank’s original Chief Financial Officer and served in that capacity from inception in September 2007 through July 2013, when he was named President/Chief Executive Officer. He has served as a Bank Director since January 2011. Mr. Sullivan has provided organizational oversight for the Risk Management, Sales Production Management, Accounting/Finance, Credit and Lending Administration, Deposit Operations, Information Technology/Cybersecurity, Community Reinvestment, Gaming FinTech, and Investment functions. Previously, Mr. Sullivan served as the Chief Financial Officer of Alliance Bank of Arizona, a $650 million statewide commercial bank at the time of departure, where he had responsibilities including active balance sheet portfolio management, serving as Chairman of the Asset/Liability Committee, and managing Audit and Risk Management functions of the bank while coordinating organizational compliance with Sarbanes-Oxley requirements. Additionally, he provided management and oversight for Deposit Operations, Information Technology and Human Resources/Payroll functions. Mr. Sullivan joined Alliance Bank at its inception in 2003 as its original Chief Financial Officer after working with Bank of Nevada (formerly BankWest of Nevada) in numerous lending, accounting/finance, and operational capacities. Mr. Sullivan previously served as the Chairman of the Board of the Nevada Bankers Association. Mr. Sullivan attained his Bachelor of Science degree in Finance from UNLV and was also an honors graduate of Pacific Coast Banking School at University of Washington.

A. Lee Finley has served as a director since December 5, 2017.  Mr. Findlay is the founder of BrandFX Body Company, which employs over 600 people in seven truck body manufacturing plants located in Iowa, Minnesota, Indiana, and Texas. He is the owner and founder of BFX Fire, manufacturer of wild land fire trucks; Pioneer Truckweld, manufacturer of dump trucks and trailers; F&F Composites Manufacturing; FWAM Aircraft Management Company; Touchdown Investments Inc.; ALF Operating Partners Investment Company; Air Shelters USA; and Real Fleet Services, in addition to other minority interests in various diverse businesses. Mr. Finley has served as a Director of GBank since 2013 and GBank Financial Holdings Inc. since its formation in December 2017. Mr. Finley was born in Vancouver, British Columbia, where he attended the University of British Columbia, majoring in economics. He began a lifelong career in the utility equipment business in Vancouver in 1969. Mr. Finley moved to Spokane in 1976, to Las Vegas in 1988, and to Fort Worth in 1990. He became a citizen of the United States of America in 1993. He has been a resident of Fort Worth since 1990, where he participates in numerous community and charitable organizations.

39

Charles W. Griege, Jr. has served as a director since October 20, 2021.  Mr. Griege is the founding partner and Chief Investment Officer of Blue Lion Capital (BLC). He has over thirty years of experience in the capital markets and has been investing in bank stocks since 1986. Mr. Griege launched Blue Lion Capital’s Bank Consolidation Fund in April 2011 to capitalize on the significant change in the banking industry following the financial crisis. In addition, Mr. Griege was a founding partner of the CLO Opportunity Fund in 2009. Prior to founding BLC in 2005, Mr. Griege was a partner at Atlas Capital Management, a long/short equity fund. During his four years at Atlas, Mr. Griege helped grow the firm from approximately $50 million in assets to $650 million. Prior to joining Atlas, Mr. Griege spent six years in investment banking, most recently as a Managing Director at SoundView Technology Group. Prior to attending business school, Mr. Griege spent three years working at the Federal Home Loan Bank of Dallas. It was during this period that Mr. Griege worked closely with savings banks in the most troubled region of the U.S. and witnessed the creation of the Resolution Trust Corporation (RTC) to dispose of the assets of failed banks and thrifts. Mr. Griege received an M.B.A. with honors from Columbia Business School in 1990 and a B.A degree from Vanderbilt University in 1985.

William (Bill) J. Hornbuckle has served as a director since January 22, 2019.  Mr. Hornbuckle is Chief Executive Officer (CEO) and President of MGM Resorts International (NYSE: MGM), an S&P 500® global entertainment company featuring iconic hotels and casinos, meeting and conference spaces, live and theatrical entertainment experiences, and an array of restaurant, nightlife, and retail offerings across the globe. MGM Resorts’ portfolio includes some of the most recognizable resort brands in the industry, such as Bellagio, MGM Grand, ARIA, Mandalay Bay, and Borgata. As CEO, Mr. Hornbuckle oversees all aspects of MGM Resorts’ strategy, operations, and hospitality and gaming development projects. He leads the company’s global development efforts and its digital gaming strategy. He also successfully steered the company through the COVID-19 pandemic, overcoming numerous challenges including the closure of operations, tightly restricted re-openings, and new health and safety measures. Mr. Hornbuckle led the strategy and execution of the company’s sale of MGM Growth Properties to Vici Properties, and the acquisition of the remaining share of CityCenter and of The Cosmopolitan of Las Vegas. Mr. Hornbuckle has served as President of MGM Resorts since 2012 and became Chief Operating Officer in 2019. He led MGM Resorts’ domestic and international expansion efforts, including the development of resorts in National Harbor, MD, and Macau, and of T-Mobile Arena in Las Vegas. More recently, Mr. Hornbuckle oversaw MGM Resorts’ expansion of entertainment and sports betting through the creation of BetMGM. Additionally, he held the roles of Chief Design and Construction officer and Chief Customer Development Officer. Mr. Hornbuckle has been with MGM Resorts for more than two decades, including time as the company’s Chief Marketing Officer, where he led the creation and launch of the M Life Rewards customer loyalty program. Mr. Hornbuckle’s previous positions with MGM Resorts include: President and Chief Operating Officer of Mandalay Bay, Chief Operating Officer of MGM Resorts International-Europe, and President and Chief Operating Officer of MGM Grand Las Vegas. He has played a key role in expanding Las Vegas’ entertainment and attractions. Mr. Hornbuckle is a board member and President of T-Mobile Arena (a joint venture with AEG) and helped bring Las Vegas its first professional sports team through the establishment of the NHL’s Golden Knights. In 2016, he was appointed to the Clark County Stadium Authority Board, which developed the Las Vegas NFL Stadium Project as part of a successful effort to attract an NFL team, the Raiders, to Las Vegas. He served on this board through 2021, and, during that time, he also helped bring the WNBA team, the Aces, to Las Vegas in 2017. An experienced industry executive, Mr. Hornbuckle started working in Las Vegas as a room service attendant and busboy at the Jockey Club and grew his career through a range of senior management positions at Mirage Resorts. He was President and Chief Operating Officer for Caesars Palace, Las Vegas; President and Chief Operating Officer of the Golden Nugget in Laughlin; Executive Vice President and Chief Operating Officer of Treasure Island; and Vice President of Hotel Operations for The Mirage, which he opened in 1989. Mr. Hornbuckle is a member of MGM Resorts’ Board of Directors and serves as the Chairman of the Board of Directors of MGM China Holdings, which operates resorts in Macau. He was Chairman of the Board of Directors for CityCenter JV (a joint venture with Dubai World), and currently serves as Chairman of the U.S. Travel and Tourism Advisory Board, which advises the U.S. Secretary of Commerce on policy, regulation, programs, and issues that impact the travel and tourism industry in the United States. A long-time resident of Southern Nevada, Mr. Hornbuckle is active in community service. He serves on the Board of Trustees for Three Square Food Bank and the Board of Directors for the Fulfillment Fund. Mr. Hornbuckle endowed a scholarship for students pursuing hospitality degrees at the University of Nevada, Las Vegas (UNLV). He holds a Bachelor of Science degree in Hotel Administration from UNLV.

40

Kathryn S. Lever has served as a director since April 23, 2019. Ms. Lever serves as General Counsel, Chief Privacy Officer and Corporate Secretary to Great Canadian Gaming Corporation, a portfolio company of Apollo Global Management and the largest casino enterprise in Canada. She has held pivotal positions as Chief Legal Officer or General Counsel to some of the gaming industry's most dominant entities, including Scientific Games (NASDAQ:SGMS) and its acquired entities, Bally Technology (NYSE:BYI) and SFHL Entertainment (NASDAQ:SHFL), where she spearheaded the legal strategy for more than $6.4B in strategic mergers and acquisition. In her capacity as General Counsel & EVP at the $4.3 billion Baha Mar luxury resort and casino, Ms. Lever established the foundational structure for legal, regulatory, compliance, and surveillance functions. Ms. Lever was previously the first general counsel of Everi Payments Inc. (NYSE:EVRI), guiding the organization through its initial listing on the NYSE, as well as partner in the Las Vegas office of Shreck Brignone Godfrey, prior to its merger as Brownstein Hyatt Farber Shreck. Beyond the gaming industry, she has applied her multifaceted expertise in FinTech, corporate law, and risk management as a Director and Chair of the Audit Committee at GBank Financial Holdings Inc., and as an independent Director of GeoComply Solutions, an international leader in geolocation compliance, fraud prevention and cybersecurity solutions. Ms. Lever is committed to philanthropic engagement within with her industry and community and has been an Adjunct Professor and member of the Gaming Law Advisory Board at the UNLV William S. Boyd School of Law, a Board Member and Advisory Member of Global Gaming Women, a Counsellor and former President of the International Association of Gaming Advisors, a committee member of the William Hill USA Charitable Foundation, and Chair of the Executive Committee of the Southern Nevada Chapter of Go Red for Women.

James K. Sims has served as a director since December 19, 2019.  Mr. Sims is a seasoned operator, entrepreneur, and investor with 30+ years of experience in building successful companies and creating shareholder value. He has served as Airgain, Inc.’s Chairman of the Board of directors since November 2003 and previously served as their interim Chief Executive Officer from May 2018 to March 2019, and as their Executive Chairman from October 2018 to March 2019. Mr. Sims accomplishments as an investor and entrepreneur include the founding of Silicon Valley Data Science, a “big data” solutions provider and technology firm, in 2012, and the founding of GEN3 Capital, a private equity fund to invest in technology-rich opportunities, in 2005. Since 2005, through GEN3 Capital and other initiatives Mr. Sims was also instrumental in founding or expanding numerous start-up enterprises, including Airgain, Specialists On Call (telemedicine) and EPAY Systems (distributed labor time and management solution). Mr. Sims also serves or has served on the Boards of public companies such as CTP, EDS, and RSA Securities, and as Chairman of numerous private firms including GEN3 Partners, Silicon Valley Data Bank, Airgain, EPAY Systems, Specialists On Call, Thru, nScaled, Leveler, Black  Light Power. Mr. Sims accomplishments as an operator include the founding of GEN3 Partners to focus on the business of corporate innovation in 1999. Leveraging his expertise in consulting, intellectual property and extensive background in the venture community, Mr. Sims also launched several subsidiaries of GEN3 Partners based on technologies developed through its proprietary innovation methodology. Before GEN3, Mr. Sims founded Cambridge Technology Partners in 1991 and led the firm to $625 million in annual revenue, 4,500 employees and international prominence as a leading systems-integration company. CTP pioneered the fixed-price, fixed-time custom application development model for enterprise clients. CTP, then a publicly traded company, was purchased by Novell, Inc. in 2001. Prior to CTP, Mr. Sims founded Concurrent Computer Corp. and as Chairman, President and CEO built CCC to $340 million in annual revenue and 3,500 employees. Concurrent Computer Corp. was the market leader in real-time information systems.

Alan C. Sklar has served as a director since December 5, 2017, and as a member of the Board of Directors of GBank since July 24, 2007. Mr. Sklar is a principal in Sklar Williams PLLC, which he founded in 1995. He has practiced corporate, securities, real estate, healthcare, and commercial law since the early 1980s. Mr. Sklar previously practiced law at Mitchell Silberberg & Knupp and Warren Clark & Sklar in Los Angeles, and Gordon & Silver in Las Vegas, was Managing Director of a New York-based private equity firm, and co-founded Nevada-based accountable care organization Silver State ACO. In addition to his service on the Boards of Directors of GBank and GBank Financial Holdings Inc., Mr. Sklar is a member of the Board of Directors of numerous private for-profit corporations and of the Advisory Board of Battle Born Ventures (the State of Nevada’s venture capital investment vehicle). Mr. Sklar is a graduate of the University of Pennsylvania’s College of Arts & Science (Summa Cum Laude) and School of Law, is a member of Phi Beta Kappa and other honorary societies, and has published several articles on corporate, securities, real estate, and commercial law for the Practising Law Institute and other publications. He is admitted to the state bars of Nevada and California.

41

Michael C. Voinovich has served as a director since December 5, 2017, and as a member of the Board of Directors of GBank since April 28, 2015.  Mr. Voinovich is Executive Vice President of ECHO Health, Inc. where he oversees the Company’s venture capital and corporate investment portfolios. ECHO Health, Inc. is one of America’s leading payment processing companies. Mr. Voinovich joined ECHO Health, Inc. in 2019 after a 20-year career in financial services, most recently as Managing Director of Investment Banking of Boenning & Scattergood, Inc., specializing in capital raising and in providing merger advisory services for financial services companies. Mr. Voinovich has served as a Director of GBank since 2015 and a Director of GBank Financial Holdings Inc. since its formation in December 2017. Since November 2019, Mr. Voinovich has been a director of RSI, LLC, a highly specialized employment search firm focused on placing neurologists and neurosurgeons across the United States. In May 2020, Mr. Voinovich became a director of Middlefield Banc Corp. (NASDAQ: MBCN) and its wholly owned subsidiary, The Middlefield Banking Company. In August 2020, Mr. Voinovich became a director, and is now chairman, of Anchor Bancorporation, Inc. and its wholly owned subsidiary, Anchor State Bank. Since February 2023, Mr. Voinovich has been a member of the Board of Managers of DPX Payments, LLC, which offers digital payment solutions. Mr. Voinovich is a graduate of John Carroll University with a B.S. in Business Administration.

Tara A. Campbell has served the Executive Vice President and Chief Operating Officer of GBank since April 3, 2023, where she plays a pivotal role in steering the organization toward operational excellence and strategic growth. With over 25 years of operational experience in banking, Ms. Campbell has established herself as a visionary leader with a proven track record of driving innovation and efficiency. Before joining GBank in April 2023, Ms. Campbell managed several cross-functional teams as the EVP/Director of Operations for Dallas Capital Bank. She has held several key operational positions at leading financial institutions, managing a variety of teams, including SBA Lending, Deposit Operations, Retail Banking, Loan Operations, Client Services, Treasury Management, and Product Implementation. She has led multiple large-scale projects in her career, including core processor contract negotiations, implementation of Zelle and Real Time Payments©, Paycheck Protection Program, and developed the use of customer relationship management software. Ms. Campbell holds a Bachelor of Science in Finance and a Master of Business Administration from the University of Texas at Dallas.

Nancy M. DeCou has served as Executive Vice President and Chief SBA Officer of GBank since May 1, 2015.  Ms. DeCou is a veteran of the banking industry with over 40 years of commercial banking experience. Most recently, Ms. DeCou served as Chief Credit Officer of First Security Bank of Nevada and, previously, as Chief Credit Officer of Partners Bank of California in Mission Viejo, and as Chief Credit Officer of Desert Community Bank in Victorville, California. She has established SBA Lending Departments at multiple banks and received SBA Preferred Lender Program (“PLP”) status for each. As a champion of small business lending and government guaranteed lending programs, Ms. DeCou has been honored as SBA Financial Services Advocate of the Year and was recipient of the Spirit of the Entrepreneur Award from California State University in San Bernardino. Ms. DeCou is active with the National Association of Government Guaranteed Lenders (“NAGGL”), has served on their National Education Committee. In addition to receiving a Congressional Honors Award for Promotion of Small Business Lending, she also previously served as Vice-Chairman for the Enterprise Funding CDC in Redlands, California. Ms. DeCou was a graduate of Pacific Coast Banking School at University of Washington, where she later served as Alumni Associate Director of Faculty.

42

David J. Fersdahl has served as Executive Vice President/Card and Payments of GBank since April 28, 2020.  Mr. Fersdahl has over 25 years of Banking and Credit Card experience and led the launch of the GBank Credit Card Product in 2022. In his role, he supports GBank’s position as a leading bank for the Gaming and Fintech industries by developing the first Visa Credit Card catering to the gaming industry. Prior to his current role, Mr. Fersdahl served as the GBank’s Chief Risk Officer after joining what was then Bank of George in April 2020. Before GBank, Mr. Fersdahl was President and Vice-Chairman of USAA Savings Bank (“USB”) in Las Vegas, NV. At the time, USB was a $15B+ industrial loan company owned by USAA Federal Savings Bank (“FSB”) and issued over 6 million Credit Cards to military members and their families. As President of USB and as Executive Director, Credit Risk Management at FSB, Mr. Fersdahl helped manage the USAA Credit Card portfolio through the Great Recession and into a period of steady growth while maintaining some of the lowest loss rates in the industry. Mr. Fersdahl also led USAA’s conversion of 14 million debit and credit cards from Mastercard to Visa. Prior to USAA, Mr. Fersdahl has held various Risk Management roles at JPMorgan Chase, 1st Financial Bank USA, and Citibank. Mr. Fersdahl holds a Bachelor of Arts degree in Political Science and Business Administration from Augustana University, has a Juris Doctorate from the University of South Dakota and is a member of the State Bar of South Dakota. In the Las Vegas community, Mr. Fersdahl is a former Vice President of the Nevada Bankers Association and a current board member (Former Chairman) of the YMCA of Southern Nevada.

Keith F. Jarvis has served as Executive Vice President and Chief Credit Officer of GBank since November 2, 2015.  Mr. Jarvis has managed lending portfolios aggregating over $900 million in a variety of credit product types and structures. Prior to joining the Bank, for 13 years Mr. Jarvis served as Senior Vice President for Bank of Nevada, where he managed and originated a commercial real estate loan portfolio in excess of $125 million. Mr. Jarvis also managed and contributed to that bank’s ALLL methodology, closely monitored all related credit administration issues, and directed risk management criteria. Previously, Mr. Jarvis worked for the Commercial Real Estate Service Group of Bank of America and also held related positions at California Commerce Bank and Wells Fargo Bank in San Diego, California as well as First Interstate Bank in Phoenix, Arizona. He has served as Executive Director for the LDS Bishop Storehouse Southern Nevada region. Mr. Jarvis is a former instructor at the UNLV Lied Institute of Real Estate Studies and he received a Bachelor of Arts degree at Southern Utah University as well as a Masters of Business Administration degree from University of Phoenix.

Scot M. Levine has served as Executive Vice President and Chief Risk Officer of GBank since April 29, 2024. Mr. Levine has a proven track record of developing, testing, and maturing financial institutions’ (both big and small) risk management and compliance programs. He received his undergraduate degree at the University of Arizona, his Juris Doctorate at the John Marshall Law School (now UIC) and was admitted to the Illinois Bar in 2010. He has over 14 years of experience working within and advising consumer and commercial financial institutions, including Experian, BMO Harris Bank, Discover Bank, Credit One Bank, and KPMG LLP. He is a seasoned Compliance and Risk Officer with an expertise in Risk Management, Compliance Management Systems, Enterprise Risk Management, lending, deposits, privacy, and marketing (including digital) regulations.

Shouvik K. Ray has served as Executive Vice President and Chief Information & Technology Officer of GBank since March 21, 2022.  Mr. Ray has over 25 years of extensive cross-functional Banking experience with demonstrated thought leadership in Technology, Cybersecurity, Risk Management, Fintech, Outsourcing, Payments, and Vendor (Third-Party) Management. Shouvik has been pivotal to the transformation at GBank modernizing the technology stack and streamlining business processes since 2022, driving customer experience, revenue growth and operational efficiency through innovation and a continuous improvement culture. Key initiatives he has led at GBank include Migration to a new Core Banking system, Migration to Cloud infrastructure, designing and developing a centralized DataMart & Business Intelligence Suite, Cards product development, implementing API strategy, streamlining Third Party Risk Management, and Technology & Cybersecurity Governance, Risk and Compliance. Prior to joining GBank, Shouvik led the IT, Information Security, Technology Risk, and Vendor Management functions at Westamerica Bank. He has previously seeded and developed functions and managed large international teams and initiatives for Global Banks including HSBC and BNP Paribas in the roles of SVP/Head of Global IT Services, Head of Global Software Development Supply Chain Management, Head of Technology Vendor Management, Head of R&D Center, Program Manager, Client Engagement Manager, Business Analyst, and Functional Architect. He began his career in software development and management consulting for Financial Services, Telecom and Energy sectors. Shouvik has a Bachelor of Technology degree in Electronics & Communication Engineering from National Institute of Technology, India, and an MBA from École Des Ponts Business School, Paris.

Jeffery E. Whicker has served as Executive Vice President and Chief Financial Officer at GBank since April 19, 2021.  Mr. Whicker has over 20 years of banking experience. Mr. Whicker has overseen the operations of corporate financial systems, mergers and acquisitions, SBA, mortgage and general accounting, profitability measurement, internal auditing, and risk management. Mr. Whicker began his career working in assurance services with Deloitte and Touche where he was able to develop his accounting and finances skills. Prior to joining GBank, Mr. Whicker also served as the Chief Financial Officer of several different banks including Ameriprise Bank, Greystone Bank and West Town Bank and Trust. He has led finance teams in organizations from start-up to $14 billion in net assets. He has led the accounting team through five acquisitions ranging in size from $200 million to $3.3 billion in assets. He served as a founding member of the Board of Directors of the South East Bankers Affinity Group where he also served two terms as President of the organization. He holds a Bachelor of Science Degree in Accounting and an MBA from the University of Utah. He is also a licensed Certified Public Accountant in the state of Utah.

43

[Page intentionally left blank]

44

ADDENDUM I – FINANCIAL STATEMENTS

A-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GBank Financial Holdings Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GBank Financial Holdings Inc. and its subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/RSM US LLP

We have served as the Company’s auditor since 2007.

Las Vegas, Nevada

March 12, 2025

A-2

GBank Financial Holdings Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2024 and 2023

ASSETS	December 31, 2024	December 31, 2023
Cash and due from banks	$9,262	$5,227
Interest-bearing deposits with other financial institutions	114,860	92,706
Total cash and cash equivalents	124,122	97,933

Investment securities:
Available for sale, at fair value (amortized cost of $67,308 (2024) and $2,992 (2023))	65,609	2,660
Held to maturity, at amortized cost (fair value of $40,392 (2024) and $96,403 (2023))	40,569	97,719
Loans held for sale	32,649	91,576
Loans, net of deferred fees and costs	815,958	592,146
Less: Allowance for credit losses	(9,114)	(7,088)
Loans, net	806,844	585,058

Premises and equipment, net	835	895
Operating lease right of use asset	4,518	5,334
Bank-owned life insurance	14,236	13,831
Loan servicing assets, net	8,976	7,053
Federal Home Loan Bank stock, at cost	4,652	3,222
Other assets	19,354	13,099
Total Assets	$1,122,364	$918,380

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits:
Noninterest-bearing demand	$239,672	$216,900
Interest-bearing demand	68,132	78,961
Savings	256,724	175,097
Time	370,552	274,742
Total deposits	935,080	745,700

Short-term borrowings	-	30,000
Subordinated debt	26,088	26,013
Operating lease liability	4,839	5,497
Other liabilities	15,657	12,743
Total liabilities	981,664	819,953

Commitments and Contingencies (Note 10)

Stockholders' Equity:
Common stock, par value $0.0001; 50,000,000 shares authorized; 14,252,435 (2024) and 12,746,679 (2023) shares issued and outstanding	1	1
Additional paid-in capital	77,571	52,877
Retained earnings	64,437	45,801
Accumulated other comprehensive loss	(1,309)	(252)
Total Stockholders' Equity	140,700	98,427
Total Liabilities and Stockholders' Equity	$1,122,364	$918,380

See Notes to Consolidated Financial Statements.

A-3

GBank Financial Holdings Inc. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2024 and 2023

(Dollars in thousands, except per share data)	Years Ended December 31,
INTEREST INCOME	2024	2023
Interest and fees on loans	$66,267	$42,143
Interest on deposits with other financial institutions	4,979	4,705
Taxable interest on investment securities	3,983	4,435
Total interest income	75,229	51,283

INTEREST EXPENSE
Interest on deposits	27,774	11,707
Interest on short-term borrowings	113	339
Interest on subordinated debt	1,142	1,142
Total interest expense	29,029	13,188
Net Interest Income	46,200	38,095
PROVISION FOR CREDIT LOSSES	2,243	1,092
Net interest income after provision for credit losses	43,957	37,003

NONINTEREST INCOME
Gain on sale of loans	12,082	5,568
Loan servicing income	1,757	1,081
Service charges and fees	184	164
Net interchange fees	1,344	24
Other income	818	842
Total noninterest income	16,185	7,679

NONINTEREST EXPENSE
Salaries and employee benefits	22,349	19,797
Data processing	3,674	3,077
Occupancy expense	1,667	1,636
Legal and professional fees	2,240	2,112
Loan related costs	1,678	835
Audits and exams	659	536
Advertising and marketing	562	344
FDIC insurance	454	291
Other	2,949	2,528
Total noninterest expense	36,232	31,156
INCOME BEFORE PROVISION FOR INCOME TAXES	23,910	13,526
Provision for income taxes	5,274	2,606
NET INCOME	$18,636	$10,920

PER COMMON SHARE DATA
Basic earnings per common share	$1.41	$0.86
Diluted earnings per common share	$1.39	$0.84

See Notes to Consolidated Financial Statements.

A-4

GBank Financial Holdings Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(Dollars in thousands)	December 31, 2024	December 31, 2023
Net income	$18,636	$10,920

Other comprehensive (loss), before tax:
Unrealized (losses) on securities available for sale	(1,367)	(55)
Income tax benefit related to unrealized losses on securities available for sale	310	13
Total other comprehensive (loss), net of tax	(1,057)	(42)
Comprehensive income	$17,579	$10,878

See Notes to Consolidated Financial Statements.

A-5

GBank Financial Holdings Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2024 and 2023

					Accumulated
			Additional		Other
	Common Shares		Paid-In	Retained	Comprehensive
(Dollars in thousands)	Number	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2022	12,691,119	$1	$52,124	$34,881	$(210)	$86,796

Net income	-	-	-	10,920	-	10,920
Other comprehensive loss, net of tax	-	-	-	-	(42)	(42)
Stock compensation expense	-	-	746	-	-	746
Exercise of stock options	3,000	-	4	-	-	4
Director Compensation Plan	20,550	-	-	-	-	-
Restricted stock activity	31,980	-	-	-	-	-
Stock option loans and other	-	-	3	-	-	3

Balance, December 31, 2023	12,746,649	$1	$52,877	$45,801	$(252)	$98,427

Net income	-	-	-	18,636	-	18,636
Other comprehensive loss, net of tax	-	-	-	-	(1,057)	(1,057)
Common stock issued in private placement offering	1,081,081	-	19,337	-	-	19,337
Common stock issued to BCS	231,508	-	3,299	-	-	3,299
Exercise of stock options	82,875	-	124	-	-	124
Director Compensation Plan	22,687	-	383	-	-	383
Employee stock grant	13,600	-	367	-	-	367
Restricted stock activity	74,035	-	1,184	-	-	1,184
Balance, December 31, 2024	14,252,435	$1	$77,571	$64,437	$(1,309)	$140,700

See Notes to Consolidated Financial Statements.

A-6

GBank Financial Holdings Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	Years Ended December 31,
(Dollars in thousands)	2024	2023
Cash flows from operating activities:
Net income	$18,636	$10,920
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for credit losses	2,243	1,092
Depreciation	254	341
Amortization and writeoff of loan servicing assets	4,848	5,551
Amortization of operating lease right of use assets	816	1,317
Amortization of subordinated debt issuance costs	75	74
Net accretion of investment security discount	(393)	(599)
Stock compensation expense	1,934	746
Gain on sale of loans	(12,082)	(5,568)
Gross originations of loans held for sale	(328,316)	(202,101)
Proceeds from sale of loans held for sale	339,262	152,501
Income from bank owned life insurance	(405)	(378)
Net change in deferred income taxes	(443)	1,331
Increase in accrued interest receivable	(1,597)	(1,916)
Increase in other assets	(606)	(4,863)
Net change in operating lease liability	(658)	(1,224)
Increase in accrued interest payable and other liabilities	2,914	5,190
Net cash provided by (used in) operating activities	26,482	(37,586)

Cash flows from investing activities:
Purchases of premises and equipment	(194)	(328)
Purchase of securities available for sale	(66,036)	-
Maturities and repayments of investment securities available for sale	1,915	259
Purchases of held to maturity securities	-	(4,786)
Maturities and repayments of investment securities held to maturity	57,348	12,213
Purchase of FHLB stock	(1,430)	(1,332)
Purchased loans	(44,184)	(106,105)
Net change in loans	(126,553)	(121,112)
Net cash used in investing activities	(179,134)	(221,191)

Cash flows from financing activities:
Net increase in deposits	189,380	190,267
Net change in short-term borrowings	(30,000)	30,000
Repayment of stock option loans	-	3
Net proceeds from issuance of common stock	19,461	4
Net cash provided by financing activities	178,841	220,274

Net increase (decrease) in cash and cash equivalents	26,189	(38,503)
Cash and cash equivalents beginning of year	97,933	136,436
Cash and cash equivalents end of year	$124,122	$97,933

Supplemental disclosures of cash flow information:
Cash payments for interest	$27,495	$11,794
Cash payments for income tax	5,549	3,016

Supplemental schedule of noncash investing and financing activities
Right of use asset and lease liabilities	$-	$3,740
Capitalized mortgage servicing rights	6,771	3,245
Loans held for sale transferred to held for investment	53,292	-
Investment in BCS	3,299	-

See Notes to Consolidated Financial Statements.

A-7

Note 1 - Nature of Business

These financial statements are prepared on a consolidated basis for GBank Financial Holdings Inc. (“GBFH”) and its wholly owned subsidiary, GBank (the “Bank”), formerly known as Bank of George. References herein to “Company” refer to the consolidated entity and its financial statements.

GBFH is a bank holding company whose subsidiary, GBank, provides banking services to commercial and consumer customers. GBFH is subject to regulation by the Federal Reserve Bank of San Francisco, California (“FRB”) and the NFID. As a state-chartered bank, GBank is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”) and the State of Nevada Department of Business and Industry, Financial Institutions Division (“NFID”).

GBFH was formed in 2017 to become the parent bank holding company for GBank. In 2017 the stockholders of GBank exchanged their common stock in GBank for common stock in GBFH. The transaction was accounted for at historical cost, similar to that in pooling-of-interests accounting.

GBank was incorporated on May 11, 2007 and commenced operations on September 24, 2007. GBank’s business is concentrated in the Las Vegas, Nevada area and is subject to the general economic conditions of that area. GBank‘s primary market for deposit customers is in Las Vegas and Clark County, Nevada, although GBank accepts deposits from deposit listing services as needed to support its funding needs. GBank’s lending operations are carried out in two distinct departments:

•	“Local Market” Department, which originates conventional and Small Business Administration (“SBA”) 504 loans in Nevada, California, Utah and Arizona, and

•

“National Market” Department, which originates, sells and services loans guaranteed by the SBA and the United States Department of Agriculture (“USDA”) in forty states. In addition, the Department originates conventional loans, but these are not significant in relation to the overall National Market loan portfolio.

Concentration of credit risk: Most of the Company’s activities are with customers located in forty states, with the largest concentration in the state of Nevada, with 24% of all loans and loan commitments to borrowers or for collateral located in Nevada. Note 2 discusses the types of loans in which the Company invests and the geographic dispersion of the loans.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and conform to practices within the financial services industry.

Principles of consolidation: The consolidated financial statements as of and for the years ended December 31, 2024 and 2023 include the accounts of GBFH and GBank. All significant intercompany balances and transactions were eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the financial statements, and (iii) the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Material estimates that are susceptible to significant changes in the near term relate to the determination of the allowance for credit losses.

Reclassifications: Certain amounts reported in prior periods have been reclassified in the consolidated financial statements to conform to the current presentation. The reclassifications have no effect on previously reported net income or stockholders’ equity.

A-8

Segments: Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Bank’s CODM is T. Ryan Sullivan, CEO and President. The Company’s CODM monitors the revenue streams and significant expenses of its various products and services, as well as budget to actual results, in assessing the Company’s segments. The evaluation of significant expenses include salaries and employee benefits, data processing, occupancy, and legal and professional fees. Overall, operations are managed, and financial performance is evaluated, on a Company-wide basis using the Company’s consolidated net income to monitor actual results versus budget, in competitive analyses by benchmarking to the Corporation’s peers, and in decision making pertaining to executive compensation levels, new product decisions, expansion plans, and capital expenditure spending. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable segment.

Accounting policies for the Company’s single reportable segment follow those detailed in this footnote. The measure of segment assets is reported on the consolidated balance sheets and segment results are presented on the consolidated statements of income.

Recent accounting pronouncements: The following paragraphs discuss recently adopted accounting pronouncements as well as accounting pronouncements pending adoption.

Accounting Pronouncements Adopted in 2024

The Company adopted ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”) during the first quarter of 2024. ASU 2023-07 enhances segment reporting under Topic 280 by expanding the breadth and frequency of segment disclosures. ASU 2023-07 requires disclosure of incremental segment information, including significant segment expenses that are regularly provided to the chief operating decision maker. ASU 2023-07 also requires disclosure of other segment items, which is the difference between reported segment revenue less the significant segment expenses and the reported measure(s) of a segment’s profit or loss. ASU 2023-07 also clarifies that single reportable segment entities are subject to Topic 280 in its entirety. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Pending Adoption

ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), was issued in December 2023 to enhance income tax disclosures primarily through the disaggregation of the rate reconciliation and disclosure of income taxes paid to each federal and state jurisdiction (net of refunds). ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2024, with early adoption permitted. The provisions under ASU 2023-09 should be applied on a prospective basis, however retrospective application is also permitted. ASU 2023-09 is not expected to have a material impact on the Company’s financial statements.

ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses(“ASU 2024-03”) was issued in November 2024 and requires additional disclosure about specified categories of expenses included in relevant expense captions presented on the face of the consolidated statements of income. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to consolidated financial statements issued for reporting periods after the effective date of ASU 2024-03, or retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that ASU 2024-03 will have on its disclosures.

A-9

Emerging Growth Company Accounting Election: We qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Additionally, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

Cash and cash equivalents: For purposes of the consolidated statements of cash flows, the Company considers cash on hand, amounts due from banks, and interest-bearing deposits at other financial institutions that have original maturities of three months or less to be cash and cash equivalents. Cash flows from loans originated by the Company and deposits are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. No losses have been experienced in such accounts.

Investment securities: The Company holds a portfolio of investment securities consisting of residential mortgage-backed debt securities. Securities classified as available-for-sale are those debt securities that the Company intends to hold for an indefinite period, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized gains are reported as a separate component of other comprehensive income, while unrealized losses are assessed under ASC 326-13 as discussed in more detail under the heading “Allowance for credit losses - available for sale securities” below. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined based on the cost of specific securities sold, are included in earnings.

If the Company has the intent and ability at the time of purchase to hold debt securities until maturity, they are classified as held to maturity and are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives.

Allowance for credit losses - available for sale securities: Beginning January 1, 2023, in accordance with the adoption of ASC 326-13, the Company began to evaluate available for sale securities in an unrealized loss position on an individual basis to determine whether (i) the Company intends to sell the security, or (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding a potential sale of the security is met, the security’s amortized cost basis is written down to fair value through income.

A-10

For available for sale securities that do not meet the potential sale criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for credit loss expense (or reversal). Losses are charged against the allowance for credit losses when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. No allowance for credit losses was recorded related to available for sale securities as of December 31, 2024 or 2023.

The Company has made an accounting policy election to exclude accrued interest receivables on financial instruments from the calculation of the allowance for credit losses under ASC 326-20-30-5A as the Company writes off uncollectable accrued interest in a timely manner, generally ninety days. Accrued interest receivable totaling $194 thousand and $6 thousand as of December 31, 2024 and 2023, respectively, is excluded from the estimate of credit losses for available for sale securities and is reported in other assets on the consolidated balance sheets. No interest receivable was written off related to available for sale securities during the years ended December 31, 2024 or 2023.

Allowance for credit losses - held to maturity securities: Beginning January 1, 2023, in accordance with the adoption of ASC 326-13, the Company began to evaluate held to maturity securities on a collective (pooled) basis when similar risk characteristics exist. GBank’s held-to-maturity investment portfolio segments consisted of GNMA MBS securities and Investment Grade CMO securities at December 31, 2024.

Management believes that, based on historical credit loss information, adjusted for current conditions, the expectation of nonpayment of the amortized cost basis of the Company’s held to maturity GNMA securities is zero. These security classes are widely recognized as “risk-free” with high credit ratings and are guaranteed by the United States government.

The probability of default/loss given default method is used to determine the credit loss for Investment Grade CMO securities, and as of December 31, 2024, no credit loss allowance was warranted related to these securities.

The Company has made an accounting policy election to exclude accrued interest receivables on financial instruments from the calculation of the allowance for credit losses under ASC 326-20-30-5A as the Company writes off uncollectable accrued interest in a timely manner, generally ninety days. Accrued interest receivable totaling $170 thousand and $420 thousand as of December 31, 2024 and 2023, respectively, and is excluded from the estimate of credit losses for held to maturity securities and is reported in other assets on the consolidated balance sheets. No interest receivable was written off related to held to maturity securities during the years ended December 31, 2024 or 2023.

Equity securities: During the second quarter of 2022, the Company entered into a Limited Partnership Agreement with a venture capital fund under which the Company has committed up to $2 million in capital contributions to the partnership. The Company is a limited partner of the partnership with no controlling financial interests. In accordance with ASC Topic 321, The Company is reporting this investment as an equity security without a readily determinable fair value at cost, less impairment. The carrying amount of the investment was $660 thousand and $360 thousand as of December 31, 2024 and 2023, respectively, and is included in other assets on the consolidated balance sheets. No impairment was recognized related to this investment during the years ended December 31, 2024 or 2023.

A-11

During the second quarter of 2024, the Company announced the completion of its acquisition of a 32.99% non-voting equity interest in BankCard Services, LLC (“BCS”), which GBFH determined was a variable interest entity (“VIE”). This acquisition was completed by exchanging 231,508 shares of restricted, non-voting GBFH common stock for 143,371 shares of non-voting BCS common stock. The GBFH non-voting stock must be held by BCS for a minimum of one year and can only be converted into voting shares upon a disposition by BCS, in accordance with applicable Federal Reserve regulations.

GBFH evaluated its investment in BCS under FASB ASC 810 Consolidation to determine if GBFH had a controlling financial interest under the VIE model. A VIE is an entity in which the equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary, which is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determined that it holds a variable interest in BCS through its 32.99% of non-voting common equity, however the Company determined that it does not have the power to direct the activities that most significantly impact the economics of BCS.

The Company also considered the impact of related parties and noted that BCS has a single decision maker who is part of a related party group with GBFH, however, the single decision maker and GBFH are not under common control, and substantially all of the activities of BCS are not conducted on behalf of GBFH. As a result, GBFH is not the primary beneficiary and BCS should not be consolidated.

While GBFH does not hold a controlling financial interest in BCS, the Company concluded that its investment qualified to be accounted for using the equity method of accounting under ASC 323 Investments - Equity Method and Joint Ventures. GBFH’s cost basis in its equity investment in BCS totaled $3.3 million as of December 31, 2024. The basis difference between the Company’s carrying value and proportionate share of BCS’s book value is primarily attributable to (i) an intangible asset related to intellectual property totaling $1.9 million which will amortize over the remaining life of the asset, (ii) equity method goodwill of $1.4 million which is not amortized, and (iii) deferred tax liability of $453 thousand. The carrying amount of the investment in BCS was $3.3 million as of December 31, 2024 and is included in other assets on the consolidated balance sheets. The Company’s maximum exposure to loss is limited to GBFH’s total investment in BCS as no commitments to provide additional liquidity or funding exist. No conversions, exercises, or contingent issuances of BCS’s securities exist that would significantly affect GBFH’s share of reported earnings or losses of BCS.

Excluding BCS’s investment in GBFH non-voting stock, BCS had assets of $1.3 million, liabilities of $36 thousand, and equity of $1.2 million as of December 31, 2024. BCS reported income of $220 thousand for the year ended December 31, 2024. The Company’s share of BCS’s income did not have a material impact on the Company’s consolidated financial statements. No distributions were made from BCS to GBFH during the year ended December 31, 2024.

Loans held for sale: Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. The Company’s loans held for sale consist of the portions of commercial and industrial, commercial real estate, and construction and land development loans that are guaranteed by the Small Business Administration. These loans may be fully funded or in an open funding status. The time frame for a loan to be fully funded can range from immediately upon closing to over a year, as in the case of a loan that includes loan proceeds for additional construction or improvements to the property securing the loan.

Upon full funding, the Company will generally sell the guaranteed portion of the loan and retain the unguaranteed portion as a loan held for investment and retains servicing rights on the sold portion of the loan. The Company issues various representations and warranties associated with the sale of loans. No losses have been incurred relating to these provisions.

A-12

Loans held for sale are recorded at the lower of cost or fair value, which is computed by the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on the sale of loans are recognized pursuant to Accounting Standards Codification 860, Transfers and Servicing.

Interest income on these loans is accrued daily. Loan origination fees and costs and origination fees and income on loans held for sale are amortized over the estimated life of the loan until the loan is sold.

Loans held for investment: The Company generally holds loans for investment and has the intent and ability to hold loans until their maturity. Net loans are stated at the amount of unpaid principal, adjusted for net unamortized deferred fees and costs, unamortized discount and an allowance for credit losses.

Loan types are determined based on the nature of the loan and the collateral securing the loan. The segments of loans identified by the Company and used in the determination of the allowance for credit losses are as follows:

•	Commercial and industrial loans: Commercial and industrial loans are loans for commercial, corporate and business purposes, including issuing letters of credit. Repayment of these loans is generally largely dependent on the successful operations of the business. The Company’s commercial business loan portfolio comprises loans for a variety of purposes and is generally secured by equipment, machinery and other business assets. Commercial business loans generally have terms of five years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are secured and backed by the personal guarantees of the owners of the business. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Factors that may influence a borrower's ability to repay their loan include demand for the business’ products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions. The ability of the Company to foreclose and realize sufficient value from business assets securing these loans is often uncertain. To mitigate the risk characteristics of commercial and industrial loans, commercial real estate may be included as a secondary source of collateral. The Company will often require more frequent reporting requirements from the borrower in order to better monitor its business performance.

•	Commercial real estate loans - non-owner occupied: Commercial real estate - non-owner occupied loans are primarily secured by office and industrial buildings, warehouses, small retail shopping centers and various special-purpose properties, including hotels and restaurants. The properties securing these loans are not occupied by the borrower, and repayment is generally dependent upon the successful operation and management of the property and the related rental income derived from the property. The Company originates commercial real estate loans within its local market and nationally through its government guaranteed lending program. Although terms vary, commercial real estate loans generally have amortizations of fifteen to twenty-five years, as well as balloon payments of two to five years, and terms which provide that the interest rates thereon may be adjusted at the Company’s discretion, based on a designated index. Commercial real estate - non-owner occupied loans are generally considered to have a higher degree of credit risk as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions.

•	Commercial Real Estate – Owner Occupied: Commercial real estate – owner occupied loans are loans for properties that are owned and occupied by the borrower, and the primary source for repayment is the cash flow from the ongoing operations and activities conducted by the borrower’s business. The Company originates commercial real estate loans within its local market and nationally through its government guaranteed lending program. Owner-occupied commercial real estate loans consist of mortgage loans secured by commercial/retail office space, industrial buildings, hotels and restaurants. Although terms vary, commercial real estate loans generally have amortizations of fifteen to twenty-five years, as well as balloon payments of two to five years, and terms which provide that the interest rates thereon may be adjusted at the Company’s discretion, based on a designated index. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines.

A-13

•	Construction and land development loans: Construction and land development loans consist of vacant land and property that is in the process of improvement. Repayment of these loans can be dependent on the sale of the property to third parties or the successful completion of the improvements by the builder for the end user. In the event a loan is made on property that is not yet improved for the planned development, there is the risk that approvals will not be granted or will be delayed. Construction loans also run the risk that improvements will not be completed on time or in accordance with specifications and projected costs. Construction real estate loans generally have terms of twelve to eighteen months during the construction period and interest rates based on a designated index. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of construction may be customer specific, such as the quality and depth of property management, or related to changes in general economic conditions.

•	MultiFamily: Multifamily loans are expected to be repaid from the cash flows of the underlying property so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower and its ability to repay the loan.

•	Single Family Sr. Lien: These loans are secured by first liens on a primary residence or investment property. The primary risk characteristics associated with residential mortgage loans typically involve major changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as major medical expenses, catastrophic events, divorce or death. Residential mortgage loans that have adjustable rates could expose the borrower to higher payments in a rising interest rate environment. Real estate values could decrease and cause the value of the underlying property to fall below the loan amount, creating additional potential loss exposure for the Company.

•	Single Family Jr. Lien: Loans secured by junior liens are primarily in the form of an amortizing home equity loan. These loans are subordinate to a first mortgage which may be from another lending institution. The primary risk characteristics associated with loans secured by junior liens typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death. Real estate values could decrease and cause the value of the property to fall below the loan amount, creating additional potential loss exposure for the Company.

•	Single Family HELOC: The primary risk characteristics associated with home equity lines of credit typically involve changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as major medical expenses, catastrophic events, divorce and death. Home equity lines of credit are typically originated with variable or floating interest rates, which could expose the borrower to higher payments in a rising interest rate environment. Real estate values could decrease and cause the value of the underlying property to fall below the loan amount, creating additional potential loss exposure for the Company.

•	Consumer: The Company originates loans to individuals for household, family, and other personal expenditures. During 2023, the Company began a credit card program which is included in the consumer category. Consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral. The primary risk characteristics associated with consumer loans typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death.

A-14

Allowance for credit losses - loans: The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. GBank has segregated its held-for-investment loan portfolio into segments based on federal call report codes which classify loans based on the primary collateral supporting the loan. The segments are reviewed by management no less than annually to ensure instruments are properly segregated into groups having similar risk characteristics and new segments may be required as the Company offers new loan products.

The Company’s loan portfolio includes certain loans which are partially guaranteed by the SBA and USDA. CECL does not require an entity to measure expected credit losses on an instrument, or pool of instruments, if historical information adjusted for current conditions and reasonable and supportable forecasts result in zero expected credit losses in all scenarios. The guaranteed portion of the loan pools range from 75 percent to 90 percent. For purposes of the assessment of credit losses, Company management ascertains the guaranteed portion of these loans has zero repayment risk due to the full guarantee of the United States government.

The Company measures the allowance for credit losses using the average charge-off method and calculates an estimate of expected credit losses based on actual losses incurred during a historic look-back period. The Company has chosen to use the historic losses of similarly insured institutions for each of its loan segments with the exception of commercial real estate loans for which Company management has defined a custom peer group of institutions having a large focus on government guaranteed lending.

The historic loss reserve rate is adjusted to reflect the impact of differences in various quantitative or qualitative factors. Qualitative factor adjustments are defined for each segment in percentage format and include the following:

1.	Changes in lending policies, procedures, underwriting standards, and collection practices.

2.	Changes in economic and business conditions.

3.

Changes in the volume and severity of past due and adversely classified loans and trends in the volume of non-accrual loans, modifications to borrowers experiencing financial difficulty, and other loan modifications.

4.	Changes in nature, volume, and terms of loans.

5.	Changes in the experience, ability, depth of lending management and staff.

6.	Changes in underlying collateral values.

7.	Effect of concentrations (loan types) as a percentage of capital.

8.	Changes in the quality of the loan review system.

9.	Effects of other factors (unemployment, loss of benefits, depreciation, loss of net worth, etc.)

GBank also considers reasonable and supportable forecasts in its assessment and calculation of credit losses by evaluating how historical data differs from current and future economic conditions relating to specific benchmarks.

GBank has chosen to use national unemployment rates and the Federal Open Market Committee (“FOMC”) quarterly economic projections for change in real gross domestic product (“GDP”) in the determination of forward- looking adjustments. GBank management believes that a forecast period of twelve months is reasonable as unemployment and GDP forecasts beyond one year may greatly deviate from actual results thus adding more volatility to the modeling. After the twelve-month period, loss estimates revert to historic credit loss information.

A-15

GBank considers financial assets on an individual basis when the financial asset has unusual risk characteristics not matching an existing segment and may assign a specific reserve to the financial asset having unusual risk characteristics. The specific reserve component is calculated as the Company's evaluation of credit loss on individually evaluated loans based on the fair value of the collateral less estimated selling costs if collateral dependent or based on the present value of expected future cash flows discounted at the loan's initial effective interest rate if not collateral dependent. The majority of the Company's loans subject to individual evaluation are considered collateral dependent.

The Company uses the practical expedient as permitted under ASC 326 to measure individually evaluated loans as collateral dependent and/or when repayment is expected to be provided substantially through the operation or sale of the collateral. Expected credit losses are based on the fair value at the reporting date, adjusted for selling costs as appropriate. For collateral dependent loans, credit loss is measured as the difference between the amortized cost basis in the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

The Company has made an accounting policy election to exclude accrued interest receivables on financial instruments from the calculation of the allowance for credit losses under ASC 326-20-30-5A as the Company writes off uncollectable accrued interest in a timely manner, generally ninety days. Accrued interest receivable on loans totaling $6.7 million and $5.1 million at December 31, 2024 and 2023, respectively, is reported in other assets on the consolidated balance sheets, and is excluded from the estimate of credit losses.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when Management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance for credit losses.

The allowance for credit losses is maintained at an amount that Management believes will be adequate to absorb expected losses on existing loans that may become uncollectable, based on an evaluation of the collectability of loans and the Company’s historical loan losses and peer bank loss experience. While Management uses the best information available to make its evaluation, future adjustments to the allowance for credit losses may be necessary if there are significant changes in economic or other conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for credit losses and may require the Company to make additions to the allowance for credit losses based on their judgment about information available to them at the time of their examinations.

Modifications to Borrowers Experiencing Financial Difficulty: The Company may modify certain loans when a borrower is experiencing financial difficulties and the Company grants concessions to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses. A loan that is modified at a market rate of interest may no longer be classified as a modification to a borrower experiencing financial difficulty in the year subsequent to the modification if the loan is in compliance with the modified terms. Performance prior to the modification is considered when assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of the modification or after a shorter performance period.

Interest and fees on loans: Interest on loans is recognized over the terms of the loans and is generally calculated using the effective interest method. The accrual of interest on loans is discontinued when, in Management’s opinion, the borrower may be unable to make payments as they become due.

Delinquent loans: The Company determines a loan to be delinquent when payments have not been made according to the contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is generally discontinued at the time the loan is ninety days delinquent unless the loan is well-secured and in the process of collection. Consumer loans are typically charged off no later than 180 days delinquent.

A-16

Non-accrual loans: When a borrower discontinues making payments as contractually required by the note, the Company must determine whether it is appropriate to continue to accrue interest. The Company ceases accruing interest income when the loan has become delinquent by more than ninety days or when management determines that the full repayment of principal and collection of interest according to contractual terms is no longer likely. The Company may decide to continue to accrue interest on certain loans more than ninety days delinquent if the loans are well secured by collateral and in the process of collection. For all loan types, when a loan is placed on non-accrual status, all interest accrued but uncollected is reversed against interest income in the period in which the status is changed. During the years ended December 31, 2024 and 2023, loan interest receivable totaling $463 thousand and $308 thousand, respectively, was written off related to nonaccrual loans by reducing the interest accrual and reversing interest income. The Company makes a loan-level decision to apply either the cash basis or cost recovery method to future cash receipts. The Company recognizes income on a cash basis only for those non-accrual loans for which the collection of the remaining principal balance is not in doubt. Under the cost recovery method, subsequent payments received from the customer are applied to principal and generally no further interest income is recognized until the principal has been paid in full or until circumstances have changed such that payments are again consistently received as contractually required.

Loan origination and commitment fees, certain direct loan origination costs and discounts on the retained portions of government guaranteed loans are deferred and the net amounts amortized as an adjustment of the related loan’s yield. The Company is generally amortizing these amounts over the estimated life of the loan. Commitment fees based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are generally recognized over the commitment period.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets (for example, participations of loans receivable), the transfer must meet the definition of a “participating interest” in order to account for the transfer as a sale. The characteristics of a participating interest are as follows:

•	Pro rata ownership in an entire financial asset.

•	From the date of the transfer, all cash flows received from entire financial assets are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

•	The rights of each participating interest holder have the same priority, and no participating interest holder’s interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

•	No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: leasehold improvements, ten to fifteen years and equipment, furniture and automobiles, three to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or life of the improvements.

Operating leases: The Company leases real estate for its operations, and in accordance with Accounting Standards Update 2016-02, Leases (Topic 842), the Company has recognized a right-of-use asset and a related lease liability for each distinct lease agreement. The Company has elected to account for lease and related non-lease components as a single lease component and has elected to expense, rather than capitalize, short-term leases, defined as leases with terms of twelve months or less. Lease liabilities are measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate. The right-of-use asset is measured at the amount of the lease liability adjusted for any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

A-17

Operating lease expense, recognized as a component of occupancy expense on the consolidated statements of income, consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. Operating lease expense also includes variable lease payments not included in the lease liability, and any impairment of the right-of-use asset. None of the Company’s lease agreements include residual value guarantees or material variable lease payments. The Company does not have material restrictions or covenants imposed by leases that would impact the Company’s ability to pay dividends or cause the Company to incur additional financial obligations. Refer to Note 6 for additional information regarding operating leases.

Other real estate owned: Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost basis. After foreclosure, valuations are periodically performed by Management and foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for credit losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value, and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Net revenues from the operations of foreclosed assets are included in noninterest income. Changes in the valuation allowance are included in other expenses. At December 31, 2024 and 2023, the Company had no other real estate owned and, accordingly, had no valuation allowance charged against the carrying value of such assets. There were no residential loans for which formal foreclosure proceedings were in place at December 31, 2024 and 2023.

Bank-owned life insurance: Bank-owned life insurance is stated at its cash surrender value with changes recorded in other noninterest income in the consolidated statements of income. The face amount of the underlying policies, including death benefits, was $27.3 million and $27.1 million, with cash surrender value of $14.2 million and $13.8 million included in other assets on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Federal Home Loan Bank stock: The Company is a member of the Federal Home Loan Bank of San Francisco (“FHLB”) and is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of (i) 1% of its Membership Asset Value, or (ii) 2.7% of the Company’s outstanding advances and 0.10% of outstanding letters of credit. The stock is recorded at cost, which is also the redemption value. FHLB stock is bought from and sold to the FHLB at its $100 par value.

The Company views its investment in the FHLB stock as a long-term investment. Accordingly, when evaluating FHLB stock for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in values. The FHLB’s capital ratios exceeded the required ratios as of December 31, 2024; consequently, the Company does not believe that its investment in the FHLB stock is impaired as of this date.

Loan servicing assets: The Company’s servicing assets consist primarily of the right to service the guaranteed portion of government guaranteed loans sold to others. The fair value of the servicing asset is essentially a valuation of the net future income stream, which is based on the rate of the fee, the estimated repayment speed of the loan and the estimated cost to service the loan.

The amount allocated to the loan servicing rights is recorded at fair value at the time of sale, as calculated by a third-party consulting firm specializing in government guaranteed loan matters.

The fair value of the servicing asset is calculated for each loan using the following valuation variables:

•	Servicing fee: This is the amount of the fee charged to a third-party buyer to service the loan. It is generally one percent (1%) of the loan balance for SBA loans and two percent (2%) for USDA loans on a declining basis as the loan repays principal.

•	Prepayment assumption: This is an estimate of the repayment speed of the loan using a constant prepayment rate (“CPR”) based on pools of similar government guaranteed loans.

•	Servicing costs: The internal rates of return (IRR) are the pre-tax yield rates used to discount the expected future cash flow stream from servicing the government guaranteed loan portfolios.

•	Internal rate of return: The internal rates of return (IRR) are the pre-tax yield rates used to discount the expected future cash flow stream from servicing the government guaranteed loan portfolios.

A-18

The loan servicing asset is being amortized over the period of estimated servicing income, generally five to seven years, with the amortization being recorded against loan servicing fee income.

The balance of loans owned by third parties that are being serviced by the Company was $779.1 million and $590.5 million as of December 31, 2024 and 2023, respectively.

The following table presents a reconciliation of loan servicing rights:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Balance, beginning of year	$7,053	$9,359
Additions - servicing rights related to loans sold	6,771	3,245
Reductions - write-off of servicing assets	(401)	(762)
Reductions - amortization and early payoff	(4,447)	(4,789)
Balance, end of year	$8,976	$7,053

In the event of an early repayment of a serviced loan, the unamortized balance of the loan servicing asset for that loan is charged off against loan servicing fee income.

The loan servicing asset was impacted by the write-off of certain servicing assets totaling $401 thousand and $762 thousand relating to the repurchase of the guaranteed portions of previously sold SBA loans during the years ended December 31, 2024 and 2023.

The aggregate balance of loan servicing rights is evaluated annually for impairment to ensure that the recorded balance is at the lower of amortized cost or fair value. The fair value of the servicing asset is essentially a valuation of the net future income stream. Significant inputs to the valuation as of December 31, 2024 include (i) the rate of the servicing fee, estimated at one percent for SBA loans and two percent for USDA loans, (ii) the estimated prepayment speed of the loans, estimated to be 15.6% percent, and (iii) the estimated cost to service the loans, estimated to be 0.40%. The fair value of servicing rights at December 31, 2024 and 2023 was determined by an independent consultant to be $15.5 million and $11.6 million, respectively. Accordingly, the Company’s servicing assets were not impaired as of December 31, 2024 and 2023.

Revenue recognition: The Company’s services that fall within the scope of ASC 606 are presented within non-interest income and are recognized as revenue as the Company satisfies its obligation to the customer.

Services within the scope of ASC 606 and a description of the revenue recognition policy are as follows:

·

Service charges on deposit accounts: Income from service charges on deposit accounts are recognized when an account is subject to a charge, as in the case of an overdraft or a balance falling below the level required for a maintenance fee waiver.

·

Interchange fees: Interchange fees represent fees charged for the electronic transfer of funds between a customer and a third party. Fees are recognized when an interchange transaction is posted in accordance with the agreement with the customer.

·	Wire transfer fees: Income from wire transfer fees are recognized when a fee is charged to a customer’s account, which occurs at the time a wire transfer is processed.

·	Miscellaneous fees: Miscellaneous fees for services such as account balancing assistance, response to a customer request for copies, etc. are charged when the services are performed.

A-19

Advertising costs: Advertising costs are expensed as incurred and were $562 thousand and $344 thousand for the years ended December 31, 2024 and 2023, respectively.

Income taxes: The Company files a consolidated federal income tax return. Income tax expense is generally allocated as if the Company and its subsidiary file separate income tax returns. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, capital losses and net operating losses, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

When tax returns are filed, it is highly certain that some tax positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the positions taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and is not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than fifty percent likely of being realized upon settlement with the applicable taxing authority. Management does not believe the Company has any material uncertain tax positions to disclose.

Interest and penalties, if any, related to income taxes are recorded within the provision for income taxes on the consolidated statements of income in the year assessed.

Stock option plan: As described in Note 14, the Company grants stock options to its employees and directors. Pursuant to accounting guidance, the Company records compensation expense based upon the grant-date fair value of option awards. Such values are expensed over the requisite service period using the straight-line method. Forfeitures are recognized as they occur.

Equity incentive plan: As described in Note 14, the Company grants restricted stock to its employees and directors. Pursuant to accounting guidance, the Company records compensation expense based upon the grant-date fair value of restricted stock awards. Such values are expensed over the requisite service period using the straight-line method. Forfeitures are recognized as they occur.

Director compensation plan: As described in Note 14, the members of the GBank and GBFH Boards of Directors receive their respective compensation in the form of shares of Common Stock in lieu of cash payments. The price per share is based on the closing price of the Common Stock as quoted on the OTCQX on the grant date and compensation expense is recognized over the service period.

Off-balance-sheet instruments: In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

In accordance with the adoption of ASC Topic 326 in 2023, GBank began calculating estimated credit losses for off-balance-sheet credit exposures which are not unconditionally cancellable. The allowance for credit losses relating to off-balance-sheet exposures is measured on a collective (pool) basis, with these pools mirroring the segments used for the calculation of the allowance for credit losses for loans, as these unfunded commitments share similar risk characteristics with the loan portfolio segments. The allowance for credit losses related to off-balance-sheet commitments was $73 thousand and $20 thousand as of December 31, 2024 and 2023, respectively, and is recorded in other liabilities on the consolidated balance sheets.

A-20

Authorized shares and earnings per share: The Company is authorized to issue three classes of shares: preferred stock, voting common stock, and nonvoting common stock. The Company had no preferred shares outstanding as of December 31, 2024 or 2023. The Company’s non-voting common stock and voting common stock share equally in dividends and residual net assets on a per share basis, and have identical rights and privileges, with the exception of voting rights. As of December 31, 2024, the Company had 231,508 shares of non-voting common stock issued and outstanding relating to the acquisition of a nonvoting equity interest in BCS during the second quarter of 2024. No non-voting common shares were issued or outstanding as of December 31, 2023. Earnings per share amounts, as well as the balance of common stock issued and outstanding on the consolidated balance sheets, reflect both voting and non-voting common shares.

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each of the years presented. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus common shares that would have been outstanding if dilutive potential common shares, consisting of unvested restricted stock and outstanding stock options, had been issued.

The computation of earnings per share is provided in the table below.

(Dollars in thousands, except per share data)	December 31, 2024	December 31, 2023
Net income available to common shareholders	$18,636	$10,920

Weighted average shares outstanding (basic)	13,197,050	12,708,282
Effect of dilutive stock options	94,012	210,238
Effect of dilutive restricted stock	135,159	123,896
Weighted average shares outstanding (diluted)	13,426,221	13,042,416

Basic earnings per share	$1.41	$0.86
Diluted earnings per share	$1.39	$0.84

Anti-dilutive stock options excluded from the computation of earnings per share	-	-

Subsequent events: Subsequent events have been evaluated for potential recognition and disclosure through March 12, 2025, the date the financial statements were available to be issued.

A-21

Note 3. Investment Securities

The amortized cost, unrealized gains and losses, allowance for credit losses, and estimated fair values of investment securities are summarized as follows:

	December 31, 2024
(Dollars in thousands)	Amortized	Unrealized	Unrealized	Allowance for	Fair
	Cost	Gains	Losses	Credit Losses	Value
Available for sale securities:
Residential mortgage-backed securities	$67,308	$-	$1,699	$-	$65,609

Held to maturity securities:
Residential mortgage-backed securities	$40,569	$46	$223	$-	$40,392

	December 31, 2023
(Dollars in thousands)	Amortized	Unrealized	Unrealized	Allowance for	Fair
	Cost	Gains	Losses	Credit Losses	Value
Available for sale securities:
Residential mortgage-backed securities	$2,992	$-	$332	$-	$2,660

Held to maturity securities:
U.S. Treasury	$54,762	$-	$462	$-	$54,300
Residential mortgage-backed securities	42,957	20	874	-	42,103
Total held to maturity securities	$97,719	$20	$1,336	$-	$96,403

There were no gross realized gains or losses from the sale of securities available-for-sale during the years ended December 31, 2024 or 2023.

As of December 31, 2024 and 2023, the fair value of investment securities pledged as collateral for potential borrowing purposes (see Note 8) totaled $79.7 million and $88.9 million, respectively.

The table below illustrates the maturity distribution of investment securities at amortized cost and fair value:

(Dollars in thousands)	December 31, 2024
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$-	$-	$-	$-
Due after one but within five years	-	-	-	-
Due after five years but within ten years	-	-	-	-
Due after ten years	-	-	-	-
	-	-	-	-
Residential mortgage-backed securities	67,308	65,609	40,569	40,392
Total	$67,308	$65,609	$40,569	$40,392

A-22

The actual maturities of mortgage-backed securities may differ from their contractual maturities because the loans underlying the securities may be repaid without any penalties. Therefore, maturity schedules are not presented for mortgage-backed securities.

The following tables present gross unrealized losses and fair value of debt security investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2024
	Less Than 12 Months			12 Months or More			Total
(Dollars in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available for sale securities:
Residential mortgage-backed securities	16	$63,474	$1,445	6	$2,135	$254	22	$65,609	$1,699
Total temporarily impaired available for sale securities	16	63,474	1,445	6	2,135	254	22	65,609	1,699

Held to maturity securities:
Residential mortgage-backed securities	1	$4,353	$15	6	$32,026	$208	7	$36,379	$223
Total temporarily impaired held to maturity securities	1	4,353	15	6	32,026	208	7	36,379	223
Total	17	$67,827	$1,460	12	$34,161	$462	29	$101,988	$1,922

	December 31, 2023
	Less Than 12 Months			12 Months or More			Total
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available for sale securities:
Residential mortgage-backed securities	1	$96	$1	7	$2,564	$331	8	$2,660	$332
Total temporarily impaired available for sale securities	1	96	1	7	2,564	331	8	2,660	332

Held to maturity securities:
U.S. Treasury	3	$14,778	$60	8	$39,522	$402	11	$54,300	$462
Residential mortgage-backed securities	4	18,131	300	4	21,211	574	8	39,342	874
Total temporarily impaired held to maturity securities	7	32,909	360	12	60,733	976	19	93,642	1,336
Total	8	$33,005	$361	19	$63,297	$1,307	27	$96,302	$1,668

A-23

Management believes the unrealized losses related to available for sale securities as of December 31, 2024 relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, Management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred, and various industry analysis reports. There were no Company securities downgraded during 2024 or 2023. Management has no near-term intentions to sell the available for sale securities in an unrealized loss position, and management believes the unrealized losses are not credit-related, therefore no allowance for credit losses was recorded related to available for sale securities as of December 31, 2024 or 2023.

Held to maturity Investment Grade CMO securities are evaluated for credit losses using the probability of default/loss model, and as of December 31, 2024 or 2023, no credit loss allowance was warranted related to these securities.

Note 4. Loans and Allowance for Credit Losses - Loans

Loans Held for Sale

Loans held for sale consisted of commercial real estate and commercial and industrial loans as of both December 31, 2024 and 2023. The balance of unguaranteed held for sale loans to be retained are reported as held for investment. The principal balances of loans held for sale are listed below:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Gross loan balances	$41,752	$122,082
Less: Unguaranteed portions to be retained	9,103	30,506
Amounts held for sale, net	$32,649	$91,576

Loans Held for Investment

The amortized cost of loans held for investment are listed below. In accordance with ASC 326, GBank has segregated its held for investment loan portfolio into segments characterized by similar risk characteristics, primarily the collateral supporting the loan.

(Dollars in thousands)
	December 31, 2024	December 31, 2023
Commercial and industrial	$64,000	$41,244
Commercial real estate - non-owner occupied	630,551	420,057
Commercial real estate - owner occupied	88,802	100,181
Construction and land development	2,934	386
Multifamily	17,374	17,073
Single Family Sr. Lien	5,992	9,159
Single Family Jr. Lien	3,203	3,210
Single Family HELOC	1,389	414
Consumer	1,713	422
Loans, net	815,958	592,146
Allowance for credit losses	(9,114)	(7,088)
Loans, net of allowance	$806,844	$585,058

Beginning in the third quarter of 2023, the Company began to repurchase previously sold guaranteed SBA loans by initiating a change in loan terms with certain borrowers, at the borrowers’ option, to convert variable loans to five-year fixed loans at lower current interest rates. This activity resulted in the repurchase of $44.2 million and $106.1 million of government guaranteed loan balances within the commercial and industrial and commercial real estate segments during the years ended December 31, 2024 and 2023, respectively.

A-24

Deferred loan costs of $8.2 million and $7.1 million are included in the balance of net loans as of December 31, 2024 and 2023, respectively. Loan costs represent the costs incurred to originate the loans, net of fees paid by the borrower, which are measured and recorded at the date the loan is originated. Loan discount of $8.9 million and $6.3 million are included in the balance of net loans as of December 31, 2024 and 2023, respectively. The discount represents the discount on the retained portion of the government guaranteed loans and is measured at the date the guaranteed portion of the loan is sold, based on the relative fair value of the retained loan as calculated by an independent consulting firm. Loan costs and discount are amortized over the life of the loan and are recorded as an adjustment to interest income on the loan.

As of December 31, 2024 and 2023, Company loans with a carrying value of $598.3 million and $469.8 million, respectively, were pledged as collateral for potential borrowing purposes (see Note 8).

Past Due and Non-accrual Loans

The performance and credit quality of the loan portfolio is monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. A loan’s past due or delinquent status is based on the contractual term specified in each loan agreement. The classes of the loan portfolio summarized by the past due status are summarized as follows:

	December 31, 2024
(Dollars in thousands)			Past Due
	30-59 Days	60-89 Days	90 Days or More and		Total Past Due and
	Past Due	Past Due	Accruing	Nonaccrual	Nonaccrual	Current	Total
Commercial and industrial	$-	$-	$-	$1,479	$1,479	$62,521	$64,000
Commercial real estate - non-owner occupied	11,795	-	-	12,649	24,444	606,107	630,551
Commercial real estate - owner occupied	-	-	-	-	-	88,802	88,802
Construction and land development	-	-	-	-	-	2,934	2,934
Multifamily	-	-	-	-	-	17,374	17,374
Single Family Sr. Lien	-	-	-	-	-	5,992	5,992
Single Family Jr. Lien	-	-	-	-	-	3,203	3,203
Single Family HELOC	-	-	-	-	-	1,389	1,389
Consumer	18	15	40	-	73	1,640	1,713
Total	$11,813	$15	$40	$14,128	$25,996	$789,962	$815,958

A-25

	December 31, 2023
(Dollars in thousands)			Past Due
	30-59 Days	60-89 Days	90 Days or More and		Total Past Due and
	Past Due	Past Due	Accruing	Nonaccrual	Nonaccrual	Current	Total
Commercial and industrial	$169	$-	$-	$-	$169	$41,075	$41,244
Commercial real estate - non-owner occupied	2,342	-	3,617	2,688	8,647	411,410	420,057
Commercial real estate - owner occupied	-	-	-	-	-	100,181	100,181
Construction and land development	-	-	-	-	-	386	386
Multifamily	-	-	-	-	-	17,073	17,073
Single Family Sr. Lien	-	-	-	-	-	9,159	9,159
Single Family Jr. Lien	-	-	-	-	-	3,210	3,210
Single Family HELOC	-	-	-	-	-	414	414
Consumer	3	8	-	-	11	411	422
Total	$2,514	$8	$3,617	$2,688	$8,827	$583,319	$592,146

Credit Quality Indicators

Management reviews the Company’s loan portfolio monthly to determine whether any assets require classification in accordance with the Company’s policy and applicable regulations. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements. The Company’s internal credit risk-grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

•	Pass: Loans that are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral. Loans in this grade are further broken down into sub-grades ranging from A to E in order to provide for additional granularity in the analyses that are performed.

•	Special Mention: Loans where a potential weakness or risk exists that could cause a more serious problem if not corrected.

•	Substandard: Loans that have a well-defined weakness based on objective evidence and can be characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

•	Doubtful: Loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make full collection or liquidation highly questionable and improbable, based upon the existing circumstances.

•	Loss: Loans classified as a loss are considered uncollectable, or of such value that continuance as an asset is not warranted.

A-26

The following tables present the amortized cost of loans receivable, by year of origination (for term loans) and by risk grade within each portfolio segment as of December 31, 2024 and 2023. Current period originations may include modifications, extensions and renewals.

	Term Loans Amortized Cost Basis by Origination Year
(Dollars in thousands)	2024	2023	2022	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial and industrial
Risk rating
Pass	$12,799	$7,856	$8,098	$3,328	$31,132	$63,213
Special mention	-	-	-	-	-	-
Substandard	-	465	322	-	-	787
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$12,799	$8,321	$8,420	$3,328	$31,132	$64,000
Commercial real estate - non-owner occupied
Risk rating
Pass	$169,036	$156,213	$92,786	$188,828	$-	$606,863
Special mention	-	-	-	8,160	-	8,160
Substandard	-	-	3,220	12,308	-	15,528
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$169,036	$156,213	$96,006	$209,296	$-	$630,551
Current period gross charge offs	$-	$-	$-	$(132)	$-	$(132)
Current period gross recoveries	$-	$-	$-	$76	$-	$76
Commercial real estate - owner occupied
Risk rating
Pass	$5,985	$13,526	$20,585	$48,706	$-	$88,802
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$5,985	$13,526	$20,585	$48,706	$-	$88,802
Construction and land development
Risk rating
Pass	$2,545	$389	$-	$-	$-	$2,934
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$2,545	$389	$-	$-	$-	$2,934
Multifamily
Risk rating
Pass	$-	$-	$-	$17,374	$-	$17,374
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$17,374	$-	$17,374
Single family Sr. Lien
Risk rating
Pass	$-	$828	$-	$4,699	$465	$5,992
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$828	$-	$4,699	$465	$5,992
Single family Jr. Lien
Risk rating
Pass	$-	$-	$2,499	$700	$4	$3,203
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$2,499	$700	$4	$3,203
Single family HELOC
Risk rating
Pass	$-	$-	$-	$-	$1,389	$1,389
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$-	$1,389	$1,389
Consumer
Risk rating
Pass	$-	$-	$-	$-	$1,713	$1,713
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-

A-27

Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$-	$1,713	$1,713
Current period gross charge offs	$-	$-	$-	$-	$(108)	$(108)
Total Loans
Risk rating
Pass	$190,365	$178,812	$123,968	$263,635	$34,703	$791,483
Special mention	-	-	-	8,160	-	8,160
Substandard	-	465	3,542	12,308	-	16,315
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$190,365	$179,277	$127,510	$284,103	$34,703	$815,958

A-28

	Term Loans Amortized Cost Basis by Origination Year
(Dollars in thousands)	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial and industrial
Risk rating
Pass	$8,720	$9,511	$1,126	$4,358	$17,529	$41,244
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$8,720	$9,511	$1,126	$4,358	$17,529	$41,244
Current period gross charge offs	$(99)	$(100)	$-	$-	$-	$(199)
Commercial real estate - non-owner occupied
Risk rating
Pass	$119,541	$83,849	$61,198	$148,077	$-	$412,665
Special mention	-	-	-	-	-	-
Substandard	2,688	-	-	4,704	-	7,392
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$122,229	$83,849	$61,198	$152,781	$-	$420,057
Current period gross charge offs	$-	$-	$-	$(665)	$-	$(665)
Commercial real estate - owner occupied
Risk rating
Pass	$24,215	$24,283	$25,146	$26,537	$-	$100,181
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$24,215	$24,283	$25,146	$26,537	$-	$100,181
Construction and land development
Risk rating
Pass	$-	$386	$-	$-	$-	$386
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$386	$-	$-	$-	$386
Multifamily
Risk rating
Pass	$-	$-	$-	$17,073	$-	$17,073
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$17,073	$-	$17,073
Single family Sr. Lien
Risk rating
Pass	$841	$-	$1,873	$2,971	$3,474	$9,159
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$841	$-	$1,873	$2,971	$3,474	$9,159
Single family Jr. Lien
Risk rating
Pass	$-	$2,498	$-	$712	$-	$3,210
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$2,498	$-	$712	$-	$3,210
Single family HELOC

A-29

Risk rating
Pass	$-	$-	$-	$-	$414	$414
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$-	$414	$414
Consumer
Risk rating
Pass	$-	$-	$-	$-	$422	$422
Special mention	-	-	-	-	-	-
Substandard	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$-	$-	$-	$-	$422	$422
Total Loans
Risk rating
Pass	$153,317	$120,527	$89,343	$199,728	$21,839	$584,754
Special mention	-	-	-	-	-	-
Substandard	2,688	-	-	4,704	-	7,392
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Total	$156,005	$120,527	$89,343	$204,432	$21,839	$592,146

Collateral Dependent Loans

GBank has elected to apply the practical expedient under ASC 326 which permits an entity to estimate credit losses based on the fair value of collateral when either applies: (i) the borrower is experiencing financial difficulty, or (ii) repayment is expected to be provided substantially through the sale or operating of the collateral. Fair value estimates for collateral dependent loans are generally based on the current market value or the “as is” value of the collateral derived from recently received and reviewed appraisals from third-party providers. If repayment is dependent on the sale of the collateral, then the fair value used to measure the allowance for credit losses is adjusted for the costs to sell.

A-30

The following table presents the amortized cost basis of collateral-dependent loans by collateral type:

Types of Collateral
December 31, 2024		Retail
(Dollars in thousands)		Shopping	Business
	Hotel / Motel	Center	Assets	Other	Total

Commercial and industrial	$-	$-	$322	$465	$787
Commercial real estate - non-owner occupied	12,955	386	-	-	13,341
Commercial real estate - owner occupied	-	-	-	-	-
Construction and land development	-	-	-	-	-
Multifamily	-	-	-	-	-
Single Family Sr. Lien	-	-	-	-	-
Single Family Jr. Lien	-	-	-	-	-
Single Family HELOC	-	-	-	-	-
Consumer	-	-	-	-	-
	$12,955	$386	$322	$465	$14,128

Types of Collateral
December 31, 2023		Retail
(Dollars in thousands)		Shopping	Business
	Hotel / Motel	Center	Assets	Other	Total

Commercial and industrial	$-	$-	$-	$-	$-
Commercial real estate - non-owner occupied	2,688	-	-	-	2,688
Commercial real estate - owner occupied	-	-	-	-	-
Construction and land development	-	-	-	-	-
Multifamily	-	-	-	-	-
Single Family Sr. Lien	-	-	-	-	-
Single Family Jr. Lien	-	-	-	-	-
Single Family HELOC	-	-	-	-	-
Consumer	-	-	-	-	-
	$2,688	$-	$-	$-	$2,688

As of December 31, 2024, GBFH had $1.5 million of collateral-dependent commercial and industrial loans having specific reserves of $396 thousand and $11.1 million of collateral-dependent commercial real estate - non-owner occupied loans having specific reserves of $1.0 million. As of December 31, 2023, GBFH had $2.7 million of collateral-dependent commercial real estate - non-owner occupied loans having specific reserves of $504 thousand.

Allowance for Credit Losses

The level of the allowance for credit losses reflects management’s continuing evaluation of product and industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions, and unidentified losses expected in the current loan portfolio. Portions of the allowance for credit losses may be allocated for specific credits; however, the entire allowance for credit losses is available for any credit that, in management’s judgment, should be charged off.

A-31

The following table presents, by portfolio segment, the changes in the allowance for credit losses:

	Allowance for Credit Losses
	Balance,				Balance,
(Dollars in thousands)	January 1	Provision for	Amounts	Amounts	December 31
	2024	Credit Losses	Charged Off	Recovered	2024

Commercial and industrial	$295	$201	$-	$-	$496
Commercial real estate - non-owner occupied	5,681	2,212	(132)	76	7,837
Commercial real estate - owner occupied	877	(340)	-	-	537
Construction and land development	13	36	-	-	49
Multifamily	102	(63)	-	-	39
Single Family Sr. Lien	41	(8)	-	-	33
Single Family Jr. Lien	33	(19)	-	-	14
Single Family HELOC	6	5	-	-	11
Consumer	40	166	(108)	-	98
	$7,088	$2,190	$(240)	$76	$9,114

	Allowance for Credit Losses
	Balance,	Impact of	Provision			Balance,
(Dollars in thousands)	January 1	Adopting	for Credit	Amounts	Amounts	December 31
	2023	ASC 326	Losses	Charged Off	Recovered	2023

Commercial and industrial	$432	$-	$62	$(199)	$-	$295
Commercial real estate	6,072	-	1,151	(665)	-	6,558
Construction and land development	10	-	3	-	-	13
Multifamily	212	-	(110)	-	-	102
Single Family Sr. Lien	86	-	(45)	-	-	41
Single Family Jr. Lien	40	-	(7)	-	-	33
Single Family HELOC	8	-	(2)	-	-	6
Consumer	-	-	40	-	-	40
	$6,860	$-	$1,092	$(864)	$-	$7,088

 Modifications to Borrowers Experiencing Financial Difficulty

The Company may modify certain loans when a borrower is experiencing financial difficulties and the Company grants concessions to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

As of and for the years ended December 31, 2024 and 2023, there were no loans modifications to borrowers experiencing financial difficulty. There were no defaulted modified loans, nor were there any defaults on modified loans within twelve months of modification during the year ended December 31, 2024.

A-32

Note 5 - Premises and Equipment

The following table presents a summary of premises and equipment:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Leasehold Improvements	$3,404	$3,393
Furniture, fixtures, and equipment	2,803	2,620
Total cost	6,207	6,013
Accumulated depreciation	(5,372)	(5,118)
Net premises and equipment	$835	$895

Depreciation expense was $254 thousand in 2024 and $341 thousand in 2023.

Note 6 - Operating Leases

The Company leases real estate for its main office, two branch offices as well as office space for operations departments under various operating lease agreements. The lease agreements have maturity dates ranging from September 2025 to October 2032, some of which include options to renew at the Company's discretion. At lease inception, if the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the measurement of the right-of-use asset and lease liability.

The lease liability is equal to the present value of the future lease payments, discounted using the rate implicit in the lease (or if that rate cannot be readily determined, the lessee’s incremental borrowing rate). Given that the rate implicit in the lease is rarely available, lease liability amounts were calculated using the Company’s incremental borrowing rate at lease inception, on a collateralized basis, for a similar term.

Operating lease right-of-use assets, as well as operating lease liabilities, are presented as separate line items on the consolidated balance sheets. The Company has elected not to report short-term leases (i.e., leases with initial terms of twelve months or less) on the consolidated balance sheets.

There were no sale and leaseback transactions or leveraged leases for the years ended December 31, 2024 and 2023. There were no leases that had not commenced as of December 31, 2024.

Below is a summary of the operating lease right-of-use asset and related lease liability, as well as the weighted average lease term (in years), weighted average discount rate and total rent expense.

(Dollars in thousands)	December 31, 2024	December 31, 2023
Right of use asset	$4,518	$5,334
Lease liability	$4,839	$5,497
Weighted average remaining lease term (in years)	7.4	8.0
Weighted average discount rate	4.40%	4.24%
Rent expense	$816	$876
Cash paid for operating lease liabilities	$1,042	$1,032

A-33

At December 31, 2024, future minimum payments for operating leases are payable as follows:

(Dollars in thousands)
Years ending December 31:
2025	$907
2026	649
2027	669
2028	738
2029	738
Thereafter	2,057
Total lease payments	$5,758
Less: imputed interest	(919)
Present value of lease liability	$4,839

Note 7 - Deposits

At December 31, 2024 and 2023, time deposits amounted to $370.6 million and $274.7 million, respectively. Interest expense on time deposit amounted to $17.4 million and $5.6 million for the years ended December 31, 2024 and 2023, respectively.

The scheduled maturities of time deposits at December 31, 2024, are as follows:

(Dollars in thousands)	Time Deposit Maturities
	Less Than $250,000	$250,000 or more
2025	$252,910	$44,400
2026	51,517	6,476
2027	2,499	-
2028	12,750	-
2029	-	-
Maturing thereafter	-	-
Total time deposits	$319,676	$50,876

GBank had $79.3 million of brokered certificates of deposit as of December 31, 2024, having terms between thirteen months and five years. Brokered certificates of deposits having a term greater than four years are callable as of December 31, 2024. Comparatively, GBank had $82.0 million of brokered certificates of deposit as of December 31, 2023, having terms between six months and five years.

No deposit relationships exceeded five percent of the Company’s total deposits as of December 31, 2024 or 2023.

The aggregate amount of demand deposit overdrafts that were reclassified as loans were $34 thousand at December 31, 2024, compared to $7 thousand as of December 31, 2023.

Note 8 - Subordinated Debt, Other Borrowings, and Available Lines of Credit

Subordinated Debt Issued 2021

On December 15, 2021, the Company completed a $20 million private placement of fixed-to-floating rate subordinated notes (the “2021 Notes”). The 2021 Notes are subordinate and junior in right of payment to the prior payment in full of all existing claims of creditors of the Company whether now outstanding or subsequently created, assumed, guaranteed, or incurred (collectively, “Senior Indebtedness”). The 2021 Notes are not secured by any assets of the Company or its sole existing subsidiary company, GBank.

A-34

The 2021 Notes have a maturity date of December 15, 2031 and carry a fixed interest rate of 3.875% for the first five years through December 15, 2026. Thereafter, the 2021 Notes will pay interest at a quarterly adjustable rate equal to the then-current three-month term Secured Overnight Financing Rate (“SOFR”) as published by the Federal Reserve Bank of New York, plus two hundred and eighty-nine (289) basis points.

Interest on the 2021 Notes is payable quarterly in arrears semiannually on December 15 and June 15. The 2021 Notes are redeemable by the Company in whole or in part on any interest payment date beginning with the interest payment date of December 15, 2026. The net proceeds of the 2021 Notes were $19.6 million which includes $558 thousand of debt issuance costs that are being amortized over the expected life of the 2021 Notes.

The 2021 Notes qualify as Tier II capital for the Company for regulatory capital purposes. At the closing of the private placement, the Company invested $18 million into the Company’s wholly owned subsidiary, GBank. The funds invested into GBank are treated as Tier I capital.

Subordinated Debt Issued 2020

On December 30, 2020, the Company completed a $6.5 million private placement of fixed-to-floating rate subordinated notes (the “2020 Notes”). The 2020 Notes are subordinate and junior in right of payment to the prior payment in full of all existing claims of creditors of the Company whether now outstanding or subsequently created, assumed, guaranteed, or incurred (collectively, “Senior Indebtedness”). The 2020 Notes are not secured by any assets of the Company or its sole existing subsidiary company, GBank.

The 2020 Notes have a maturity date of January 15, 2031 and carry a fixed interest rate of 4.50% for the first five years through January 14, 2026. Thereafter, the 2021 Notes will pay interest at a quarterly adjustable rate equal to the then-current three-month term Secured Overnight Financing Rate (“SOFR”) as published by the Federal Reserve Bank of New York, plus four hundred twenty-three (423) basis points.

Interest on the 2020 Notes is payable quarterly in arrears semiannually on January and July 15. The 2020 Notes are redeemable by the Company in whole or in part on any interest payment date beginning with the interest payment date of January 15, 2026. The net proceeds of the 2020 Notes were $6.3 million which includes $207 thousand of debt issuance costs that are being amortized over the expected life of the 2020 Notes.

The 2020 Notes qualify as Tier II capital for the Company for regulatory capital purposes. At the closing of the private placement, the Company invested $6.0 million into the Company’s wholly owned subsidiary, GBank. The funds invested into GBank are treated as Tier I capital.

During the years ended December 31, 2024 and 2023, the Company recorded interest expense on subordinated debt issuances totaling $1.1 million each year, respectively, of which $192 thousand was accrued as of both December 31, 2024 and 2023.

Lines of Credit

The Company has a line of credit available from the FHLB of San Francisco. Pursuant to collateral agreements with the FHLB of San Francisco, the arrangement is collateralized by qualifying securities having a fair value of $42.5 million and pledged loans having a carrying value of $41.0 million at December 31, 2024. Comparatively, the arrangement is collateralized by qualifying securities having a fair value of $87.5 million and pledged loans having a carrying value of $47.4 million at December 31, 2023.

The unused borrowing capacity at December 31, 2024 and 2023 with the FHLB of San Francisco, as collateralized by qualifying securities and pledged loans, was $85.0 million and $117.8 million, respectively. No draws have been made on the line, and the balance was zero as of December 31, 2024 and 2023.

A-35

Other Borrowing Arrangements

During 2023, GBank was approved to pledge loans under the Federal Reserve Bank’s Borrower-In-Custody (“BIC”) Program. As of December 31, 2024, the Company had pledged loans with an approximate carrying value of $557.3 million to the BIC Program and had unused borrowing capacity of $362.6 million. Comparatively, the Company had pledged loans with an approximate carrying value of $422.4 million to the BIC Program and had unused borrowing capacity of $164.5 million as of December 31, 2023.

The Company had no short-term borrowings outstanding as of December 31, 2024. The average balance of short-term borrowings was $2.0 million and the weighted average interest rate was 5.5% during the year ended December 31, 2024.

As of December 31, 2023, the Company had one short-term FRB borrowing of $30.0 million executed under the BIC Program in October 2023 having a fixed interest rate of 5.5% maturing in January 2024. The average balance of short-term borrowings was $6.2 million and the weighted average interest rate was 5.5% during the year ended December 31, 2023.

The Company had no long-term debt outstanding during the years ended December 31, 2024 or 2023.

Note 9 - Income Taxes

The Company files income tax returns in the United States federal jurisdiction and in several states in which the Company originates loans. The Company identifies its federal tax return as its major tax jurisdiction. The periods subject to examination for the Company’s federal tax return are 2021, 2022 and 2023. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to applicable guidance.

From time to time, the Company may be assessed interest or penalties by tax jurisdictions, although the Company has had no such significant assessments historically. The Company’s policy is to include interest and penalties related to income taxes as a component of income tax expense. Interest and penalties included in income tax expense totaled $19 thousand for the year ended December 31, 2024. No interest and penalties were included in income tax expense for the year ended December 31, 2023.

A-36

Significant components of the Company’s deferred tax asset, included in other assets on the consolidated balance sheets, are shown in the following table:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:
Allowance for credit losses	$2,051	$1,635
Depreciation	266	254
Deferred compensation	1,018	846
Unrealized losses on securities available for sale	390	80
Lease adjustments	74	38
Held for sale loans	328	-
Other	188	17
Total deferred tax assets	4,315	2,870

Deferred tax liabilities:
Capitalized loan costs	(2,248)	(1,923)
Stock compensation	(351)	(264)
Other	(628)	(327)
Total deferred tax liabilities	(3,227)	(2,514)
Net deferred tax asset	$1,088	$356

The Company has no valuation allowance as of December 31, 2024 or 2023.

The following table presents the components of the provision for income taxes:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Current tax provision (benefit):
Federal	$4,853	$1,634
State	843	150
Total current tax provision (benefit)	5,696	1,784

Deferred tax expense (benefit):
Federal	(368)	758
State	(54)	64
Total deferred tax expense (benefit)	(422)	822
Total provision for income taxes	$5,274	$2,606

For the years ended December 31, 2024 and 2023, the Company’s effective tax rate was 22% and 19%, respectively, as compared to the statutory federal income tax rate of 21%. The increase is attributable to income tax rates for the states in which the Company has operations, offset by favorable discrete items related to excess tax benefits from stock-based compensation. The effective rates for 2024 and 2023 differ from the expected statutory rate due to permanent differences and state taxes.

A-37

A reconciliation of the federal income tax provision at the statutory rate to GBank's actual federal income tax provision at its effective rate is as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Provision at the expected statutory rate	$5,021	$2,840
State income taxes, net of federal tax benefit	746	406
Effect of investment in life insurance	(97)	(68)
Effect of BCS transaction	53	49
Effect of stock-based compensation	(489)	(17)
Other items	40	(604)
Total provision for income taxes	$5,274	$2,606

Note 10 - Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contractual amounts of the Company’s exposure to off-balance-sheet risk is as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Commitments to extend credit (1)	$75,637	$33,450
Standby letters of credit (2)	797	967
	$76,434	$34,417

(1)	Includes unsecured commitments of $21.3 million and $4.6 million as of December 31, 2024 and 2023, respectively.
(2)	Includes cash secured standby letters of credit of $797 thousand and $967 thousand as of December 31, 2024 and 2023, respectively.

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee since many of the commitments are expected to expire without being drawn upon. The total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon Management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment; income-producing commercial properties; and land loans.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary.

A-38

In accordance with the adoption of ASC Topic 326 in 2023, GBank began calculating estimated credit losses for off-balance-sheet credit exposures which are not unconditionally cancellable. The allowance for credit losses relating to off-balance-sheet exposures is measured on a collective (pool) basis, with these pools mirroring the segments used for the calculation of the allowance for credit losses for loans, as these unfunded commitments share similar risk characteristics with the loan portfolio segments. The allowance for credit losses related to off-balance-sheet commitments was $73 thousand and $20 thousand as of December 31, 2024 and 2023, respectively, and is recorded in other liabilities on the consolidated balance sheets. The provision for credit losses related to off-balance-sheet commitments was $53 thousand for the year ended December 31, 2024 and is recorded within the allowance for credit losses on the consolidated statements of income. No provision for credit losses related to off-balance-sheet commitments was recorded during the year ended December 31, 2023.

Financial Instruments with Concentrations of Credit Risk

The Company’s loan portfolio is concentrated in commercial real estate loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Commercial real estate loans accounted for 89% and 88% of the total gross loans at December 31, 2024 and 2023, respectively. No other loan classification exceeded 10% of the loan portfolio at December 31, 2024 or 2023.

The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers in its Local Market and to customers located throughout the United States through the Company’s nationwide government guaranteed loan programs.

The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers. Unsecured loans accounted for less than 1% of total gross loans at December 31, 2024 and 2023.

At December 31, 2024, the Company’s loan portfolio included loans and loan commitments in 40 states. The following table sets forth the dispersion of loan principal balances and related commitments (undisbursed loan proceeds) for the states having at least five percent of the total loan principal balances and commitments outstanding:

(Dollars in thousands)	December 31, 2024
	Amounts	Percentage
Nevada	$220,595	24.37%
North Carolina	132,314	14.62%
Ohio	66,296	7.33%
California	57,580	6.36%
Illinois	55,385	6.12%
Indiana	51,562	5.70%
Virginia	48,986	5.41%
Texas	46,210	5.11%
Other	226,112	24.98%
Total Loan Commitments	$905,040	100.00%

Legal Contingencies

The Company is a party to various legal actions normally associated with collections of loans and other business activities of financial institutions, the aggregate effect of which, in Management’s opinion, would not have a material adverse effect on the Company’s financial statements. In the opinion of Management, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

A-39

Executive Agreements

The Company has entered into agreements with its key employees stating that, in the event the Company terminates the employment of these officers without cause or upon change in control of the Company, the Company may be liable for the employees’ salary for a period of time as outlined in the agreements.

Other Commitments

During the second quarter of 2022 the Company entered into a Limited Partnership Agreement with a venture capital fund under which the Company has committed up to $2.0 million in capital contributions to the partnership. The Company is a limited partner of the partnership with no controlling financial interests. Capital contributions are expected to be made through 2027. The Company had made capital contributions to the venture capital fund totaling $660 thousand and $360 thousand as of December 31, 2024 and 2023, respectively, with this balance included in other assets on the consolidated balance sheets.

Note 11 - Related-Party Transactions

In the course of ordinary business, the Company has granted loans to officers, directors and their affiliates (“related parties”). The following table presents a summary of the loan activity to related parties:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Beginning Balance	$12,486	$12,092
Advances	6,399	865
Repayments	(1,248)	(471)
Ending Balance	$17,637	$12,486

Undisbursed loan commitments with related parties totaled $2.5 million and $1.8 million as of December 31, 2024 and 2023, respectively.

In April 2015, the Company entered into a sponsorship and program management agreement with BankCard Services, LLC (“BCS”) which was amended and restated in June 2022, and further amended and restated in May 2023. Under this agreement, the Company issues prepaid debit cards through its memberships in the Discover, MasterCard, VISA, and various other networks and BCS serves as the program manager for the cards. In addition to card issuance, the Company provides settlement accounts and receives a percentage of BCS’s gross revenues as compensation for these services. The Company recognized $2 thousand and $243 thousand in revenue related to this arrangement during the years ended December 31, 2024 and 2023, respectively.

On June 26, 2024, the Company issued a press release announcing the completion of its acquisition of a 32.99% non-voting equity interest in BCS. See Note 16 - Investment in BankCard Services LLC for more information.

Deposits from related parties in the normal course of business totaled $56.2 million and $54.0 million as of December 31, 2024 and 2023, respectively.

GBank leases its headquarters location, as well as two branch locations, from related parties. Rent paid to related parties was $649 thousand during each of the years ended December 31, 2024 and 2023. The future minimum payments to related parties are $649 thousand (2025), $649 thousand (2026), $669 thousand (2027), $738 thousand (2028), $738 thousand (2029), and $2.1 million thereafter.

Note 12 - Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

A-40

On November 4, 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio (“CBLR”) framework, for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule was effective on January 1, 2020 and allows qualifying community banking organizations to calculate a leverage ratio to measure capital adequacy. Banks opting into the CBLR framework are not required to calculate or report risk-based capital. The Company adopted the CBLR standards with its Call Report filed with the federal banking agencies for the quarter ended September 30, 2020.

Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than nine percent are considered to have satisfied the risk-based and leverage capital requirements in the agencies’ generally applicable capital rule. Additionally, such insured depository institutions are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The main components and requirements of the community bank leverage ratio framework are as follows:

·	Tier 1 Capital Leverage ratio greater than 9 percent
·	Less than $10 billion in average total consolidated assets
·	Off-balance-sheet exposures of 25 percent or less of total consolidated assets
·	Trading assets plus trading liabilities of 5 percent or less of total consolidated assets
·	Not an advanced approaches banking organization

As of December 31, 2024 and 2023, the Company and GBank were in compliance with the CBLR requirements. The table below presents a summary of the main components and requirements of the CBLR:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Bank Tier 1 Capital Leverage Ratio	12.90%	14.06%
Average Total Consolidated Assets	$1,076,785	$835,610
Off-Balance-Sheet Exposures	$38,762	$26,823
Ratio of Off-Balance-Sheet Exposures to Total Assets	3.47%	2.93%
Trading Assets	None	None
Advances Approaching Banking Organization	No	No

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Company. These regulations require the sum of the Company’s stockholders’ equity and allowance for credit losses to be at least six percent of the average of the Company’s total daily deposit liabilities for the preceding sixty days. As a result of these regulations, $53.9 million and $42.5 million of the Company’s stockholders’ equity was restricted as of December 31, 2024 and 2023, respectively.

Note 13 - Fair Value Accounting

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

A-41

There were no transfers between Levels 1, 2, and 3 during the years ended December 31, 2024 and 2023.

Assets Measured at Fair Value on a Recurring Basis

Securities Available for Sale - The fair value of investment securities classified as available for sale is measured using information from a third-party pricing service. The pricing service uses quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

The table below presents the balance of financial assets measured at fair value on a recurring basis by level within the fair value hierarchy:

Fair Value Measurements at December 31, 2024 Using:
	Carrying	Quoted Prices In	Significant Other	Significant
	Value at	Active	Observable	Unobservable
(Dollars in thousands)	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities:
Residential mortgage-backed securities	$65,609	$-	$65,609	$-

Fair Value Measurements at December 31, 2023 Using:
	Carrying	Quoted Prices In	Significant Other	Significant
	Value at	Active	Observable	Unobservable
(Dollars in thousands)	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities:
Residential mortgage-backed securities	$2,660	$-	$2,660	$-

Assets Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on a recurring basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Individually Evaluated Loans, Net of Allowance for Credit Losses - Individually evaluated loans, net of allowance for credit losses, are valued based on the fair value of the loan’s collateral, generally determined based upon independent third-party appraisals of the properties. These loans are included as Level 3 fair values, based on the lowest level of input that is significant to the fair value measurements.

A-42

The table below presents the balance of financial assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy:

Fair Value Measurements at December 31, 2024 Using:
	Carrying	Quoted Prices In	Significant Other	Significant
	Value at	Active	Observable	Unobservable
(Dollars in thousands)	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets:
Individually evaluated loans	$11,102	$-	$-	$11,102

Fair Value Measurements at December 31, 2023 Using:
	Carrying	Quoted Prices In	Significant Other	Significant
	Value at	Active	Observable	Unobservable
(Dollars in thousands)	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets:
Individually evaluated loans	$2,184	$-	$-	$2,184

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine the fair value.

(Dollars in thousands)	Quantitative Information About Level 3 Fair Value Measurements
	Fair Value	Valuation	Unobservable		Weighted
December 31, 2024	Estimate	Technique	Input	Range	Average
Assets:
Individually evaluated loans	$11,102	Appraisal (1)	Appraisal adjustments (2)	21%-59%	43%

(Dollars in thousands)	Quantitative Information About Level 3 Fair Value Measurements
	Fair Value	Valuation	Unobservable		Weighted
December 31, 2023	Estimate	Technique	Input	Range	Average
Assets:
Individually evaluated loans	$2,184	Third-party appraisal (1)	Appraisal adjustments (2)	13%-13%	13%

(1) Fair value is generally determined through independent appraisals which generally include various level 3 inputs that are not identifiable.

(2) Appraisal amounts may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other adjustments are presented as a percent of the appraisal or financial statement book value.

A-43

Carrying amounts and estimated fair values of financial instruments were as follows:

		December 31, 2024		December 31, 2023
	Fair Value	Carrying	Estimated	Carrying	Estimated
(Dollars in thousands)	Hierarchy Level	Amount	Fair Value	Amount	Fair Value
Financial instruments - assets
Cash and due from banks	1	$9,262	$9,262	$5,227	$5,227
Interest-bearing deposits with other financial institutions	1	114,860	114,860	92,706	92,706
Investment securities available for sale	2	65,609	65,609	2,660	2,660
Investment securities held to maturity	2	40,569	40,392	97,719	96,403
Loans held for sale	3	32,649	33,930	91,576	92,586
Loans, net	3	806,844	812,674	585,058	580,772
Federal Home Loan Bank stock	2	4,652	4,652	3,222	3,222
Accrued interest receivable	3	7,184	7,184	5,587	5,587
Financial instruments - liabilities
Deposits	2	935,080	899,360	745,700	715,451
Short-term borrowings	2	-	-	30,000	30,000
Subordinated debt	2	26,088	24,830	26,013	25,884
Accrued interest payable	2	3,063	3,063	1,529	1,529

Note 14 - Equity Award Plans

The 2007 Long-Term Stock Option Plan. The Company’s 2007 Long-Term Stock Option Plan (the “2007 Plan”) was for the benefit of organizers, directors, and key employees of the Company and all of its subsidiaries, including GBank. The 2007 Plan was authorized to issue up to 700,000 shares of Common Stock, of which 688,650 had been granted and 11,350 were unawarded and forfeited by plan expiration. Of the Common Stock shares granted, 578,650 had been issued, 94,000 had been cancelled and forfeited by plan expiration, and 16,000 are outstanding as of December 31, 2024. The 2007 Plan required that the exercise price be equal to the fair market value of the Company’s Common Stock at the date of grant. Currently granted and outstanding stock options have an exercise price of $1.50 per share. Generally, the options granted under the 2007 Plan had a five-year vesting at 20% per year with a ten-year life. The 2007 Plan contains a provision allowing the primary federal regulator to direct the institution to require plan participants to exercise or forfeit their stock rights if the institution’s capital falls below the minimum requirements as determined by its state or primary federal regulator. Stock rights are not transferable by participants. Due to the scheduled expiration of the 2007 Plan, no further grants will be made under said Plan. The Company also has the 2016 Incentive Plan (the “Incentive Plan”).

The 2016 Equity Incentive Plan. The Incentive Plan is intended to assist the Company in aligning the interests of the Company’s directors and employees with the interests of the shareholders. The Incentive Plan supplemented the 2007 Plan and continued the compensation policies and practices through the issuance of a wide scope of products and incentives. The Company, through the Incentive Plan has the ability to grant equity-based incentives to eligible participants through the issuance of long-term incentive compensation such as stock options, stock appreciation rights, restricted stock units, restricted stock, stock awards and other awards based on, or related to, shares of the Common Stock (together with incentive stock options, collectively referred to as “Incentive Awards”). As approved by the shareholders at its 2021 and 2023 Annual Meetings, the maximum total number of shares available for Incentive Awards under the Incentive Plan is 1,000,000 shares of Common Stock, plus all shares subject to Incentive Awards that are canceled, surrendered, modified, exchanged for substitute Incentive Awards or that expire or terminate prior to the exercise or vesting of the Incentive Awards in full, plus shares that are surrendered to the Company in connection with the exercise or vesting of Incentive Awards, whether previously owned or otherwise subject to such Incentive Awards. Such shares shall be authorized and may be unissued shares, shares issued and repurchased by the Company, shares issued and otherwise reacquired by the Company and shares otherwise held by the Company. As of December 31, 2024, the Company has granted 804,961 Incentive Awards under the Incentive Plan, of which 42,646 have been cancelled, 306,546 have been issued, and 455,769 are outstanding.

A-44

On October 25, 2022, and effective January 1, 2023, the members of the Boards for both the Company and GBank agreed to receive their respective compensation in the form of shares of Common Stock in lieu of cash payments with the price per share based on the closing price of the Common Stock as quoted on the OTCQX. The Company granted 22,687 and 20,550 shares of Common Stock under the 2016 Equity Incentive Plan related to director compensation during the years ended December 31, 2024 and 2023, respectively. Total expense relating to the grants to directors was $383 thousand and $347 thousand during the years ended December 31, 2024 and 2023, respectively.

On November 18, 2024, the Company granted 13,600 shares of Common Stock under the 2016 Equity Incentive Plan to certain employees in recognition of their service to the Company. Total expense relating to the employee grant was $367 thousand during the year ended December 31, 2024.

The following table presents the number of options that have been granted, exercised, cancelled, or forfeited over the life of the 2007 Plan and the total awards outstanding:

Activity As of
December 31, 2024
Awards granted	688,650
Exercises	(578,650)
Cancellations / forfeitures	(94,000)
Awards outstanding	16,000

The following table presents the number of Incentive Awards that have been granted, exercised, cancelled, or forfeited over the life of the Incentive Plan, as well as activity within the Incentive Plan:

	December 31, 2024	December 31, 2023
Outstanding, beginning of year	382,070	201,900
Awards granted	184,021	232,700
Vested	(110,322)	(52,530)
Cancellations / forfeitures	-	-
Outstanding, end of year	455,769	382,070

December 31, 2024
Total shares available for grant under the Equity Plan	1,000,000
Awards granted	(804,961)
Cancellations / forfeitures	42,646
Remaining shares available for grant	237,685

A-45

The following table presents a summary of stock option activity under both the 2016 Plan and Incentive Plan for the year ended December 31, 2024.

			Weighted Average
		Weighted Average	Remaining	Aggregate
		Exercise Price	Contractual Term	Intrinsic Value
	Options	Per Share	(Years)	($000)
Outstanding at January 1, 2024	263,875	$7.70	6.1	$3,710
Granted	40,000	20.31
Exercised	(82,875)	1.50
Cancelled/Forfeited	-	0.00
Expired	-	0.00
Outstanding at December 31, 2024	221,000	$12.31	7.8	$9,724

Vested and exercisable at December 31, 2024	69,000	$8.94	6.2	$3,036

Stock options exercised were 82,875 and 3,000 in 2024 and 2023, respectively.

The following table presents information about stock options exercised for the years ended December 31, 2024 and 2023.

(Dollars in thousands)	2024	2023
Total intrinsic value of options exercised	$1,562	$37
Cash received from options exercised	$124	$4
Tax deduction realized from options exercised	$329	$-

During the second quarter of 2022, the Company approved a Stock Option Loan program (the “Program”). Current employees and directors of the Company or GBank having vested stock options are eligible to participate. Under this program, the Company makes a secured loan to the option holder, who then uses the proceeds of that loan to pay the exercise price of the stock options. The collateral for the loan is the shares that the option holder obtains upon exercise of the option using the loan proceeds, and the option holder enters into a pledge agreement in that regard. In addition, the stock option loans are 100% recourse to the borrowers. Option holders must use the proceeds of the stock option loan to exercise the options before the expiration date and thereby acquire the underlying common stock.

The stock option loans have a term of nine years with an option to extend for an additional one-year term. The stock option loans have annual interest-only payments for the duration of the note term, with the principal amount being due in full (to the extent not paid in full by that time) at maturity. The stock option loans have a fixed interest rate equal to the most recent IRS Applicable Federal Rate for the term of the loan. Borrowers may prepay principal on the stock option loans at any time without penalty. In addition, if the participant terminates employment with the Company or GBank while the loan is outstanding for any reason (other than disability or retirement), the Company has the right to repurchase the stock acquired through the stock option loan at a price equal to the daily volume weighted average price per share of the Company’s common stock on the OTCQX for the twenty most recent trading days, ending on and including the business day immediately before the repurchase date. The balance of stock option loans outstanding was $552 thousand as of both December 31, 2024 and 2023.

There were 107,734 and 147,150 shares of restricted stock granted to employees and directors under the Incentive Plan during the years ended December 31, 2024 and 2023, respectively. Generally, shares granted under the plan in 2024 and 2023 vest over a period of three years, beginning on the first anniversary following the award date. Shares granted under the plan prior to 2023 vest over a period of five years, beginning on the first anniversary following the award date.

A-46

The Company recognizes compensation expense resulting from the award of the restricted shares based on the grant date fair value of the award. The grant date fair value of the awards granted during 2024 was $21.95 and $13.50 for awards granted during 2023. The compensation expense is recognized ratably over the vesting period of the award. The Company recognizes forfeitures in the period in which the forfeiture occurs.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized on the consolidated statements of income.

(Dollars in thousands)	2024	2023
Compensation expense	$1,934	$746
Tax benefit	(406)	(157)
Net income effect	$1,528	$589

The following table presents information regarding non-vested restricted stock as of December 31, 2024.

		Weighted Average
		Grant Date
	Shares	Fair Value
Non-vested at January 1, 2024	217,070	$11.94
Vested	(74,035)	11.69
Cancelled/Forfeited	-	0.00
Granted	107,734	21.95
Non-vested at December 31, 2024	250,769	$16.32

As of December 31, 2024, there was $4.1 million of total unrecognized compensation cost associated with nonvested restricted stock awards. The remaining cost is expected to be recognized over a weighted average period of 28 months.

The following table presents information regarding the non-vested stock option awards as of December 31, 2024.

		Weighted Average
		Exercise Price
	Options	Per Share
Non-vested at January 1, 2024	145,000	$11.50
Vested	(33,000)	-
Cancelled/Forfeited	-	0.00
Granted	40,000	20.31
Non-vested at December 31, 2024	152,000	$13.84

As of December 31, 2024, there was $550 thousand of total unrecognized compensation cost associated with nonvested stock option awards. The remaining cost is expected to be recognized over a weighted average period of 43 months.

A-47

Note 15 - Employee Benefit Plans

401(k) plan: The Company has a qualified 401(k) employee benefit plan (“EBP”) that covers substantially all full-time employees. Participants can defer up to 96% of their annual compensation in accordance with statutory limits. Additionally, the Company can make a discretionary contribution to the EBP on an annual basis. For the years ended December 31, 2024 and 2023, the Company contributed $618 thousand and $602 thousand, respectively, to the EBP, which are included in noninterest expense on the consolidated statements of income.

Effective January 1, 2017, the Company elected a Safe Harbor matching contribution wherein the Company matches 100% of the first 4% of employee contributions.

Deferred incentive compensation plan: On December 15, 2016, the Company adopted an unfunded nonqualified deferred incentive compensation plan (the “Plan”) primarily to provide supplemental retirement benefits and incentive compensation for selected employees. The Company contributes to the Plan in the amounts determined according to the terms of each participant’s agreement. Each participant shall vest in an amount of one-third of each contribution each Plan year until age 65 then all contributions will be fully vested at inception. Each year, contributions and deferrals are to be distributed for each of the three immediately preceding years, plus related interest. The accrued liability for the Plan is included in other liabilities on the consolidated balance sheets and totaled $4.4 million as of December 31, 2024 and $3.6 million as of December 31, 2023. The expense related to the plan was $75 thousand in 2024 and $37 thousand in 2023 and is included as a component of noninterest expense on the consolidated statements of income.

Note 16 - Investment in BankCard Services, LLC

On December 14, 2023, the Company issued a press release announcing the execution of a definitive merger agreement whereby GBank will acquire BankCard Services, LLC (“BCS”) in an all-stock transaction. When completed, BCS will operate as a subsidiary of GBank, further enhancing its Gaming FinTech products. BCS patented Pooled Player (PPA™) and Pooled Consumer (PCA™) Programs shall expand cashless payment solutions to a growing network of gaming and payments partners and financial institutions.

On May 28, 2024, the Company issued a press release announcing the restructuring of the BCS transaction, and on June 26, 2024, the Company announced the completion of its acquisition of a 32.99% non-voting equity interest in BCS. This acquisition was completed by exchanging 231,508 shares of restricted, non-voting GBFH common stock for 143,371 shares of non-voting BCS common stock. The GBFH non-voting stock must be held by BCS for a minimum of one year and can only be converted into voting shares upon a disposition by BCS, in accordance with applicable Federal Reserve regulations.

Note 17 - Private Placement Offering

On October 16, 2024, the Company completed a private placement offering whereby 1,081,081 shares of common stock were sold to certain investors for an aggregate purchase price of $20 million, equivalent to $18.50 per share. After deducting offering related expenses, net proceeds to the Company were $19.3 million.

A-48

Note 18 - Condensed Financial Statements of Parent Company

Information relating to the parent company’s condensed balance sheets and the related condensed statements of income and cash flows are presented below:

(Dollars in thousands)
ASSETS	December 31, 2024	December 31, 2023
Cash and cash equivalents	$25,772	$7,157
Investment in subsidiary	137,632	117,265
Other assets	4,241	488
Total Assets	$167,645	$124,910

LIABILITIES AND STOCKHOLDERS' EQUITY
Subordinated debt	$26,088	$26,013
Other liabilities	857	470
Stockholders' equity	140,700	98,427
Total Liabilities and Stockholders' Equity	$167,645	$124,910

(Dollars in thousands)	Years Ended December 31,
INCOME	2024	2023
Dividends from subsidiaries	$-	$-
Other income	14	14
Total interest income	14	14

EXPENSES
Interest on subordinated debt	$1,142	$1,142
Other expenses	3,182	1,438
Total expenses	4,324	2,580
(Loss) income before income tax and equity in undistributed earnings of subsidiary	(4,310)	(2,566)
Income tax benefit	1,524	727
Equity in undistributed earnings of subsidiary	21,422	12,759
Net income	$18,636	$10,920

A-49

	Years Ended December 31,
(Dollars in thousands)	2024	2023
Cash flows from operating activities:
Net income	$18,636	$10,920
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed earnings of subsidiary	(21,422)	(12,759)
Stock compensation expense	1,934	746
Amortization of subordinated debt issuance costs	75	74
Net change in deferred income taxes	151	511
Net change in other assets	(155)	41
Net change in other liabilities	235	167
Net cash used in operating activities	(546)	(300)

Cash flows from investing activities:
Investment in equity securities	(300)	(60)
Investment in subsidiary	-	(2,000)
Net cash used in investing activities	(300)	(2,060)

Cash flows from financing activities:
Repayment of stock option loans and other	-	3
Net proceeds from private placement offering	19,337	-
Net proceeds from restricted stock award and option exercises	124	4
Net cash provided by financing activities	19,461	7

Net increase (decrease) in cash and cash equivalents	18,615	(2,353)

Cash and cash equivalents:
Beginning of year	$7,157	$9,510

End of year	$25,772	$7,157

Supplemental schedule of noncash investing and financing activities
Investment in BCS	3,299	-

A-50

[Page intentionally left blank]

A-51